     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1997



                                                      REGISTRATION NO. 333-31139

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------
                            GULFMARK OFFSHORE, INC.
             (Exact Name of Registrant as specified in its charter)

           DELAWARE                          4499                         76-0526032
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)     Classification Code No.)           Identification No.)

                          5 POST OAK PARK, SUITE 1170
                              HOUSTON, TEXAS 77027
                                 (713) 963-9522
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             ---------------------

                                FRANK R. PIERCE
                            EXECUTIVE VICE PRESIDENT
                            GULFMARK OFFSHORE, INC.
                          5 POST OAK PARK, SUITE 1170
                              HOUSTON, TEXAS 77027
                                 (713) 963-9522
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

            W. GARNEY GRIGGS, ESQ.                        LOUISE A. SHEARER, ESQ.
           GRIGGS & HARRISON, P.C.                         BAKER & BOTTS, L.L.P.
          1301 MCKINNEY, SUITE 3200                           ONE SHELL PLAZA
          HOUSTON, TEXAS 77010-3033                            910 LOUISIANA
                (713) 651-0600                           HOUSTON, TEXAS 77002-4995
                                                               (713) 229-1234

                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   Subject to Completion, dated July 22, 1997


PROSPECTUS

                                1,000,000 SHARES

                            GULFMARK OFFSHORE, INC.

         [GULFMARK LOGO]          COMMON STOCK
                          ---------------------------
     The 1,000,000 shares of common stock, par value $0.01 per share (the "Common Stock") of GulfMark Offshore, Inc. (the "Company") offered hereby (the "Offering") are being offered by the Company. See "Underwriting."


     The Common Stock is listed on the Nasdaq National Market under the symbol "GMRK." On July 21, the last reported sales price for the Common Stock as reported on the Nasdaq National Market was $27 1/4 per share. See "Price Range of Common Stock and Dividend Policy."

                             ---------------------
     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                                                       UNDERWRITING
                                                  PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                   PUBLIC             COMMISSIONS(1)           COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share................................            $                      $                      $
---------------------------------------------------------------------------------------------------------------
Total(3).................................            $                      $                      $
===============================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $455,300.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 125,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares of Common Stock offered will be made at the offices of Lehman
Brothers Inc., New York, New York on or about August   , 1997.

                          ---------------------------
LEHMAN BROTHERS
                  JEFFERIES & COMPANY, INC.
                                             THE ROBINSON-HUMPHREY COMPANY, INC.


AUGUST   , 1997

                                    [PHOTOS]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered by this Prospectus. This Prospectus, which constitutes a part of such Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to such Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected without charge at the public reference facilities maintained by the Commission and at the Regional Offices of the Commission, and copies may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information concerning the Company can also be inspected and copied at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C., on which the Common Stock is traded.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements (including the notes thereto) included elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" or "GulfMark" shall mean GulfMark Offshore, Inc. and its subsidiaries and, for dates and periods prior to May 1, 1997, GulfMark International, Inc. and its subsidiaries. See "Recent Developments." Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option with respect to the sale of the Common Stock will not be exercised. An investment in the Common Stock offered hereby involves a high degree of risk and investors should carefully consider the information set forth under the heading "Risk Factors." See "Glossary" for the definition of certain industry terminology used herein.

                                  THE COMPANY

     GulfMark provides marine support and transportation services to companies involved in the offshore exploration and production of oil and natural gas. The Company's vessels transport drilling materials, supplies and personnel to offshore facilities, as well as move and position drilling structures (collectively, "Offshore Marine Services"). The majority of the Company's operations are conducted in the North Sea and, with the exception of one vessel operating offshore Brazil, the balance of the Company's operations are conducted offshore Southeast Asia.

     The Company's fleet has grown in size and capability from an original 11 vessels acquired in late 1990 to its present level of 30 vessels through strategic acquisitions and new construction of technologically advanced vessels, partially offset by dispositions of certain older, less profitable vessels. Twenty-one vessels in GulfMark's fleet are owned, two vessels are bareboat chartered and seven vessels are managed. The two bareboat charters run through August 1998.

     The age of an Offshore Marine Service vessel affects its earnings potential, the amount of capital required to maintain the vessel and its technological capabilities. The average age of all of the vessels owned by GulfMark is 14 years. Excluding the six vessels acquired by the Company from Maritime (Pte), Limited in August 1996, all of the Company's owned vessels have been built or substantially refurbished since 1985. The average age of the Company's nine owned platform supply vessels ("PSVs") included in the North Sea fleet is just over nine years. According to Petrodata Limited, the average age of the 10 North Sea PSVs recently acquired by another U.S.-based Offshore Marine Services company was approximately 17 years.

     The fleet summarized above does not include GulfMark's most modern, technologically sophisticated vessel to date, the Highland Rover, a modified and extended (236') UT 755 design PSV (see Glossary) currently under construction and scheduled to be delivered in March 1998. In addition to the standard capabilities of the technologically advanced UT 755 design, the Highland Rover will be equipped with a computer-controlled maneuvering system (also known as dynamic positioning) and will be capable of launching subsea remotely operated vehicles ("ROVs") through a specialized "moon pool." Included in the fleet described above are two other standard size (221') UT 755s, the Highland Piper and the Highland Drummer, built in 1996 and 1997, respectively.

     Additionally, the Company has recently purchased an unfinished supply vessel hull, for which design and shipyard pricing have already commenced (the "Gallant Project"). The Company anticipates that this vessel will be delivered in 1998. The hull could be completed as a PSV or an anchor handling, towing and supply ("AHTS") vessel, although the Company currently believes that the most attractive potential application may be as a multipurpose support vessel for the floating production, storage and offloading ("FPSO") market. For a variety of economic reasons, exploration and production companies are increasingly employing FPSO structures in lieu of conventional fixed platform installations. The FPSO market typically employs more technologically advanced vessels capable of performing multiple functions, potentially under longer term (even "life of field") charters. The Company believes that the low cost (estimated at $11-14 million) and early delivery date of the Gallant Project should provide the Company with a significant competitive advantage in serving the growing FPSO market.


     GulfMark generated EBITDA (as defined on page 10) and income from continuing operations of $9.5 million and $2.7 million, respectively, for the six months ended June 30, 1997, compared with

$5.1 million and $0.9 million, respectively, for the six months ended June 30, 1996. EBITDA and income from continuing operations for the year ended December 31, 1996 were $14.0 million and $3.6 million, respectively, compared to $8.4 million and $0.4 million, respectively, for the year ended December 31, 1995.



     This improved financial performance of the Company reflects both the growth of its fleet and improving markets, especially the North Sea market. GulfMark's average day rate for its owned North Sea PSVs for the six months ended June 30, 1997 was $9,949, compared to $7,964 for the six months ended June 30, 1996. The comparable rate for the year ended December 31, 1996 was $8,819, compared to $7,840 for the year ended December 31, 1995. The Company's fleet utilization (as defined on page 12) in the North Sea for these periods exceeded 93%. In light of the need for downtime for ordinary maintenance and repairs, the Company generally considers full practical utilization to be 95% or above. The nine owned vessels operating in the North Sea accounted for 84% of the Company's vessel earnings (revenues less direct costs) for the six months ended June 30, 1997.


                               BUSINESS STRATEGY

     GulfMark's goal is to enhance its position as a premier supplier of Offshore Marine Services in international markets. The Company's strategy is to profitably increase revenues and enhance shareholder value by (i) developing and maintaining a large, diversified and technologically advanced fleet, (ii) focusing on attractive international markets and (iii) managing its risk profile through a balance of long-term and short-term charters. The Company also focuses on providing dependable, high quality services to differentiate itself from its competitors. This strategy is intended to produce higher vessel utilization, relatively stable growth and returns on investments that are superior to those of the Company's competitors.


     Developing and Maintaining a Large, Diversified and Technologically Advanced Fleet. The size, diversity and technologically advanced nature of GulfMark's fleet enable it to provide offshore exploration and production operators with a broad range of Offshore Marine Services in several strategic markets. The Company regularly upgrades its fleet to improve capability, reliability and customer satisfaction. Furthermore, the Company seeks to take advantage of attractive opportunities to acquire or build new vessels to expand its fleet.


     Upon delivery of the Highland Rover in 1998, the Company will own and operate three of the 11 UT 755 design PSVs currently in service or on order. The UT 755 is a technologically sophisticated design that the Company helped introduce in the North Sea with the construction of the Highland Piper and Highland Drummer, two of the first three UT 755s (built in 1996 and 1997, respectively). The design has been favorably received by the market and is now gaining wide acceptance. Additionally, with the growing use of ROVs, vessels such as the Highland Rover, with its specialized "moon pool" vehicle launching capabilities, are expected to be especially attractive because they will provide customers with increased launch certainty in the harsh, unpredictable weather of the North Sea.

     The Company's North Sea fleet is comprised of vessels with a wide range of technology, size and corresponding price options. Vessels in this fleet range from the very large and sophisticated vessels built post-1990, such as the modern UT 705s and UT 755s, to older UT 705s that offer the same large size but not the sophistication of the modern UT 705s, and finally to smaller PSVs such as the Highland Legend and Highland Sprite.

     The Company's Southeast Asia fleet consists of vessels that can provide the greatest functional flexibility for the varied needs of this geographically diverse region. Substantially all of the Company's vessels in its Southeast Asia fleet have sufficient anchor handling and towing capability to compete for work in areas such as Indonesia, where drilling support and combinations of production and drilling support are major uses of offshore support vessels. Additionally, the Company's vessels are attractive as supply vessels in locales such as Thailand and Malaysia, where the demand for such vessels is strong because of their combination of relatively large on deck and below deck capacities and relatively high horsepower.

     The Company will use a portion of the net proceeds from the Offering to further invest in the expansion and quality of its fleet. Specifically, the Company intends to finance the completion of the Highland Rover and the Gallant Project partly through the net proceeds from the Offering. See "Use of Proceeds."

     Focusing on Attractive International Markets. GulfMark has elected to focus its operations in the North Sea and Southeast Asia markets because it believes there are lower levels of competition, higher barriers to entry, less volatile day rates and more potential for increasing day rates in those markets than in other markets, such as the Gulf of Mexico. The Company's competitive position in the North Sea is supported by the sophistication of its fleet, while its competitive position in Southeast Asia is related to the flexibility of its fleet. The Company's strong relationships and many years of operating experience are also critical elements of its success in both markets. From time to time, the Company has selectively targeted additional markets where it can supply services under longer term contracts. An example of such a market is Brazil, where the Company's current contract with Petrobras, the Brazilian national oil company, was recently extended to May 1999. See "-- Overview of Major Markets."

     Managing Its Risk Profile Through a Balance of Long-Term and Short-Term Charters. The Company seeks to balance its portfolio of charters with both long-term charters, which provide a significant degree of cash flow certainty, and short-term charters, which provide the opportunity to benefit from increasing day rates. The Company utilizes its many years of operating experience to apply this strategy within the markets in which it operates.


     Approximately 71% of the Company's revenues for the first six months of 1997 were derived from charters longer than six months, and are associated with the Company's newer vessels, which are predominantly in the North Sea. The balance of the Company's revenues were derived from shorter duration charters, primarily in the Southeast Asia market where the Company's vessels generally are older. The Company's current balance of charters in Southeast Asia is weighted toward shorter duration charters because management believes that long-term charter day rates in Southeast Asia have been relatively unattractive compared to spot day rates and that term charter day rates are likely to increase in the near future.


     The Company has also selectively employed sharing arrangements with its customers to enhance its profitability on longer term charters. These innovative charters provide the Company and its customers the opportunity to benefit from rising charter rates by subchartering contracted vessels to third parties at prevailing market rates during any downtime in the customers' operations. If the subcharter rate is below the original charter rate, the customer remains obligated for the contracted rate shortfall. However, if the subcharter rate is higher than the original charter rate, the Company and the customer share the additional revenues. These arrangements permit both the customer and the Company to benefit from improving market conditions and reduce any disincentive to customers from entering into longer duration charters by minimizing the cost associated with downtime.

                           OVERVIEW OF MAJOR MARKETS

     The international Offshore Marine Services industry is relatively fragmented, with more than 25 major participants and numerous small regional competitors. Historically, few of these competitors have participated in all five of the major markets (the Gulf of Mexico, the North Sea, offshore Southeast Asia, offshore West Africa and the Persian Gulf). Recently, three U.S.-based publicly traded Offshore Marine Service providers whose fleets have historically been focused in the Gulf of Mexico purchased vessels currently employed in one or more other markets, including the markets in which the Company operates. Further consolidation, including acquisitions by the Company, in the markets in which the Company operates may impact future day rates and the competitive environment for the Company.

     The North Sea Market. The Company defines the North Sea market as offshore Norway, Denmark, the Netherlands, Germany, Great Britain and Ireland, the Norwegian Sea and the area to the west of the Shetland Islands. Historically, this market has been the most demanding of all oil and natural gas exploration frontiers due to harsh weather, erratic sea conditions, significant water depths and long sailing distances. Exploration and production operators in the North Sea market are typically large and well capitalized entities (such as major oil companies and state owned oil companies), in large part because of the significant financial commitment required in this market. Projects in the region tend to be fewer in number, but larger in scope, with longer planning horizons, than projects in regions with less demanding environments. Consequently, vessel demand in the North Sea tends to be steadier and less susceptible to abrupt swings than vessel demand in other regions. The Company's fleet has operated and grown in the North Sea market since the Company's inception.

     The Company believes that its North Sea fleet is well suited to take advantage of several trends in this market. This region continues to mature as an exploration area. The average size of new oil and natural gas developments is now approximately 50 million barrels, compared to average developments of approximately two billion barrels in the early 1970s. The decreasing size of developments, in combination with such factors as increasing maintenance requirements for aging platforms, puts additional pressure on oil companies to reduce operating costs. One response by the oil companies has been to outsource transportation and logistics support functions, which has given rise to the recent creation of third-party logistics support service providers that combine transportation and support functions that have previously been separate. These service providers arrange vessel support for a large number of different offshore structures with a wide range of vessel requirements. As a result, these service providers tend to charter larger, more technologically advanced multi-function vessels, such as the modern UT 705s and UT 755s, to avoid paying potentially higher spot rates for incremental vessels. The Company anticipated this increase in demand for multi-function vessels and has responded by increasing the number of modern UT 705s and UT 755s in its North Sea fleet.

     The Southeast Asia Market. The Company defines the Southeast Asia market as offshore Asia bounded roughly on the west by the Indian subcontinent and on the north by China. This market includes offshore Brunei, Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. The Company's competition in this region differs from country to country, but the market is broadly characterized by a large number of small companies, in contrast to many of the other major offshore areas of the world, where a few large operators dominate the market. Affiliations and joint ventures with local companies are generally necessary to maintain a viable marketing presence. The Company's management has been involved in the region since the mid-1970s, and the Company currently maintains long-standing business relationships with a number of local companies.

     The design requirements for vessels in the Southeast Asia market are generally similar to the requirements in the Gulf of Mexico. However, the varying weather conditions, annual monsoons and large distances between supply centers in Southeast Asia also generate demand for more versatile vessel designs. Advanced exploration and production technology and rapid projected growth in energy demand among many Pacific Rim countries have led to more remote drilling locations, which has increased both the overall demand in this market and the technical requirements for vessels. In addition, the Company believes that several major exploration and production projects, which are currently in the planning stages, will significantly increase the demand for Offshore Marine Services in the Southeast Asia market. Finally, the cost of mobilizing vessels from the Gulf of Mexico or other offshore markets to the Southeast Asia market, combined with the current high demand for vessels in the Gulf of Mexico and the recent movement of vessels from the Southeast Asia market to West Africa, have reduced the universe of economically viable vessels available in Southeast Asia. The Company believes that the factors detailed above are likely to increase day rates in Southeast Asia in the near future.


     The Company believes that its Southeast Asia fleet is well suited for the demand in this market. The Company's fleet includes 12 vessels that have an attractive combination of relatively high horsepower and relatively large on deck and below deck capacities, which enables them to perform small anchor handling functions in areas such as Indonesia and supply functions in areas such as Malaysia and Thailand, all of which are important areas of activity in the


Southeast Asia market.

                                  THE OFFERING

Common Stock Offered.......  1,000,000 shares

Common Stock Outstanding:

  Before the Offering(a)...  6,765,893 shares

  After the Offering(a)....  7,765,893 shares


Use of Proceeds............  The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be
                             approximately $     million. The Company intends to
                             use the net proceeds from the Offering to fund its capital expenditures, including building and acquiring new vessels and upgrading its fleet, to repay a portion of its indebtedness and, to the extent of any remaining proceeds, for other general corporate purposes. See "Use of Proceeds."


Nasdaq National Market
  Symbol...................  GMRK
---------------


(a) Does not include an aggregate of 497,646 shares of Common Stock subject to outstanding options as of June 30, 1997 granted under the Company's 1987 Stock Option Plan, Amended and Restated 1993 Non-Employee Director Stock Option Plan and 1988 Non-Employee Director Option Policy. See
    "Management -- Director and Executive Officer Compensation" and "Description of Capital Stock."

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA


     The following table presents for the periods indicated certain historical consolidated financial data for the Company. The following information should be read together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, contained in this Prospectus. The results for the six months ended June 30, 1997 are not necessarily indicative of results for the full year. The Consolidated Financial Statements included in the Prospectus, as well as the financial data presented in the table below, present the net assets and results of operations of the non-marine businesses of the Company's predecessor as discontinued operations of the Company for all periods presented. See "Recent Developments."



                                          SIX MONTHS ENDED
                                              JUNE 30,                          YEAR ENDED DECEMBER 31,
                                        --------------------    -------------------------------------------------------
                                          1997        1996        1996        1995       1994        1993        1992
                                        --------    --------    --------    --------    -------    --------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF VESSELS)
OPERATING DATA:
Revenues..............................  $ 21,031    $ 14,493    $ 34,749    $ 27,233    $27,692    $ 22,564    $ 18,115
Direct operating expenses.............     8,886       7,282      16,178      15,386     15,171      12,060       7,488
General and administrative expenses...     2,670       2,106       4,523       3,483      3,643       3,280       3,075
Depreciation and amortization.........     3,284       2,264       5,013       5,472      5,065       3,752       3,351
                                        --------    --------    --------    --------    -------    --------    --------
Operating income......................     6,191       2,841       9,035       2,892      3,813       3,472       4,201
Gain on sale of vessel................        --          --          --          --        842          --          --
Interest expense, net.................    (2,401)     (1,613)     (3,467)     (2,613)    (2,179)     (2,047)     (2,351)
Other income (expense), net...........        44          75         (86)        180        (12)         68         285
Income tax provision..................    (1,120)       (371)     (1,839)        (91)      (981)       (534)       (601)
                                        --------    --------    --------    --------    -------    --------    --------
Income from continuing operations.....     2,714         932       3,643         368      1,483         959       1,534
Income (loss) from discontinued
  operations, net of taxes............      (648)       (129)      4,796      (2,270)       591       1,685         334
Loss on disposal of segment, net of
  taxes...............................    (1,426)         --          --          --         --          --          --
                                        --------    --------    --------    --------    -------    --------    --------
        Net income (loss).............  $    640    $    803    $  8,439    $ (1,902)   $ 2,074    $  2,644    $  1,868
                                        ========    ========    ========    ========    =======    ========    ========
Earnings per share from continuing
  operations(a).......................  $   0.40    $   0.14    $   0.55    $   0.06    $  0.22    $   0.14    $   0.23
Weighted average common shares(a).....     6,807       6,672       6,676       6,644      6,640       6,624       6,620
STATEMENT OF CASH FLOWS DATA:
Cash provided by operating activities
  of continuing operations............  $  4,819    $  1,889    $  8,539    $  6,389    $ 5,448    $  2,653    $  5,547
Cash provided by (used in) investing
  activities..........................   (17,660)    (13,929)    (24,493)    (15,093)      (258)    (16,836)    (12,610)
Cash provided by (used in) financing
  activities..........................     3,343      11,067      17,894       9,567     (7,970)     12,810       6,259
Effect of exchange rate changes on
  cash................................      (445)         26         924        (160)       124         (56)       (560)
OTHER DATA:
EBITDA(b).............................  $  9,475    $  5,105    $ 14,048    $  8,364    $ 8,878    $  7,224    $  7,552
Cash dividends per share..............        --          --          --          --         --          --          --
Total vessels in fleet(c).............        30          23          28          22         20          25          15
Average number of owned or chartered
  vessels(d)..........................      22.0        14.6        17.3        14.0       15.1        14.4        11.1

                                                             AS OF                    AS OF DECEMBER 31,
                                                            JUNE 30,   ------------------------------------------------
                                                              1997       1996      1995      1994      1993      1992
                                                            --------   --------   -------   -------   -------   -------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $  5,931   $ 17,234   $ 5,136   $ 2,645   $ 5,195   $ 6,541
Vessels and equipment, net................................    97,556     87,405    61,343    51,175    53,002    44,717
Net assets of discontinued operations(e)..................        --     14,837    19,275    23,512    23,569    22,166
Total assets including discontinued operations............   120,356    131,307    94,179    87,821    90,727    78,509
Total assets excluding discontinued operations............   120,356    116,470    74,904    64,309    67,158    56,343
Long-term debt(f).........................................    47,970     50,811    33,600    26,727    30,169    18,730
Total stockholders' equity................................    46,638     62,016    50,928    53,025    50,388    48,306
Total stockholders' equity excluding discontinued
  operations..............................................    46,638     47,179    31,653    29,513    26,819    26,140


---------------


(a) Earnings per share is based on the weighted average number of shares of Common Stock outstanding. Common Stock equivalents have not been included in the computation of earnings per share prior to January 1, 1997, since the effect was not significant. For the six months ended June 30, 1997, Common Stock equivalents represented 102,000 weighted average common shares (using the treasury stock method), and have been included in the computation of earnings per share. Fully diluted earnings per share is not presented as such amounts do not materially differ from primary earnings per share.


(b) As used herein, EBITDA is operating income plus depreciation and amortization. EBITDA can be used by management of the Company as a supplemental financial measurement in the evaluation of its business and in establishing its capital budget and should not be considered as an alternative to net income, as an indicator of the operating performance of the Company, as an alternative to cash flows or as a measure of liquidity. Because EBITDA is not uniformly calculated among and across industry groups, this measure may not be comparable to similarly titled measures reported by other companies. EBITDA is presented here to provide additional information about the Company.

(c) Includes managed vessels, in addition to those that are owned and chartered. See pages 36 and 37 for further information concerning the Company's fleet.

(d) Includes owned and chartered PSVs and AHTS vessels only. Adjusted for additions and dispositions occurring during each period. See pages 36 and 37 for further information concerning the Company's fleet.

(e) Reflects the financial statement information for the non-marine businesses of the Company's predecessor.

(f) Excludes current portion of long-term debt.

                           SUMMARY FLEET INFORMATION

     The following table sets forth certain fleet information with respect to the Company as of the dates indicated. See "Glossary," "Business -- The Offshore Marine Services Industry -- Vessel Classifications" and "Business -- The
Company -- The Company's Fleet" for further detail and fleet definitions.


                                                  AT                   AT DECEMBER 31,
                                               JUNE 30,   ------------------------------------------
                                                 1997      1996     1995     1994     1993     1992
                                               --------   ------   ------   ------   ------   ------
NORTH SEA FLEET
  Owned Vessels:
     Large Platform Supply(a)................        7         6        5        4        4        2
     Platform Supply.........................        2         2        2        2        2        2
     Anchor Handling, Towing and Supply......       --        --       --       --        1        1
                                                ------    ------   ------   ------   ------   ------
          Total..............................        9         8        7        6        7        5
  Managed Vessels(b):
     Large Platform Supply(a)................        3         3        2        3        4       --
     Anchor Handling, Towing and Supply......        2         1        1        1        1        1
     Specialty Vessel........................        2         2        4        2        4       --
                                                ------    ------   ------   ------   ------   ------
          Total..............................        7         6        7        6        9        1
                                                ------    ------   ------   ------   ------   ------
          Total North Sea Vessels............       16        14       14       12       16        6
SOUTHEAST ASIA FLEET
  Owned Vessels:
     Small Anchor Handling, Towing and
       Supply................................       10        10        4        4        5        5
     Crewboat................................        1         1        1        1        1        1
                                                ------    ------   ------   ------   ------   ------
          Total..............................       11        11        5        5        6        6
  Chartered Vessels(b):
     Small Anchor Handling, Towing and
       Supply................................        1         1        1        1        1        1
     Platform Supply.........................        1         1        1        1        1        1
                                                ------    ------   ------   ------   ------   ------
          Total..............................        2         2        2        2        2        2
                                                ------    ------   ------   ------   ------   ------
          Total Southeast Asia Vessels.......       13        13        7        7        8        8
BRAZIL
  Owned Vessels:
     Anchor Handling, Towing and Supply......        1         1        1        1        1        1
                                                ------    ------   ------   ------   ------   ------

          TOTAL VESSELS IN COMPANY'S FLEET...       30        28       22       20       25       15
                                                ======    ======   ======   ======   ======   ======


---------------

(a) Platform supply vessels with pipe carrying capabilities such as the UT 705s and UT 755s.

(b) Managed and chartered vessels are on year-to-year contracts, except for the two vessels in Southeast Asia that are chartered through August 1998 to SeaMark Ltd., a Panamanian corporation owned 51% by the Company and 49% by the vessels' owners.

                    SUMMARY HISTORICAL OPERATING INFORMATION

     The following table sets forth certain summary operating information for the Company relating to average day and utilization rates for the Company's PSVs and AHTS vessels and the average number of such vessels owned or bareboat chartered during the periods indicated. These vessels generate substantially all of the Company's revenues and operating profit. The information detailed below is utilized by the Company's management to evaluate the performance of the business.


                                   SIX MONTHS ENDED
                                       JUNE 30,                 YEAR ENDED DECEMBER 31,
                                   -----------------   ------------------------------------------
                                    1997      1996      1996     1995     1994     1993     1992
                                   -------   -------   ------   ------   ------   ------   ------
Rates Per Day Worked(a)(b):
  North Sea Fleet(c).............   $9,949    $7,964   $8,819   $7,840   $7,551   $7,231   $7,690
  Southeast Asia Fleet(d)........    3,657     3,320    3,347    3,146    3,047    3,462    3,896
Overall Utilization(a)(b):
  North Sea Fleet................     94.9%     93.8%    95.1%    96.4%    92.7%    78.9%    74.6%
  Southeast Asia Fleet(d)........     63.5%     78.6%    77.5%    80.5%    82.9%    83.0%    84.8%
Average Owned or Chartered
  Vessels(a)(e):
  North Sea Fleet................      9.0       7.6      7.8      7.0      7.5      6.4      4.8
  Southeast Asia Fleet(d)........     13.0       7.0      9.5      7.0      7.7      8.0      6.3
                                    ------    ------   ------   ------   ------   ------   ------
          Total..................     22.0      14.6     17.3     14.0     15.2     14.4     11.1
                                    ======    ======   ======   ======   ======   ======   ======


---------------

(a) Includes all owned or bareboat chartered PSVs and AHTS vessels. The Company's only crewboat and only standby rescue vessel (which was chartered until December 31, 1996) are excluded, as are all managed vessels.

(b) Rates per day worked is total charter revenues divided by number of days worked. Utilization rate is defined as the total number of days worked divided by the total number of days in the period.


(c) Revenues for vessels in the North Sea fleet are earned in Sterling (L) and have been converted to U.S. Dollars ($) at the average exchange rate ($/L) for the periods indicated. The average exchange rates were L = $1.6344 and L = $1.5284 for the six months ended June 30, 1997 and June 30, 1996, respectively. The average exchange rates for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were L = $1.5623, L = $1.5778, L = $1.5360,
    L = $1.4962 and L = $1.7586, respectively.


(d) Includes the vessel operating in Brazil.

(e) Adjusted for vessel additions and dispositions occurring during each period.

                              RECENT DEVELOPMENTS

THE CONTRIBUTION, DISTRIBUTION AND MERGER

     The Company was incorporated on December 4, 1996 under the name of "New GulfMark, Inc.," a wholly owned subsidiary of the corporation then known as GulfMark International, Inc. (the "Predecessor"). The Company was formed to facilitate the Predecessor's separation of its international Offshore Marine Services business from its only U.S. operations, an erosion control business ("Ercon"), and its large holding of common stock of Energy Ventures, Inc. (now known as EVI, Inc. ("EVI")). In order to accomplish this separation, the Predecessor agreed to transfer the assets, liabilities and operations of its Offshore Marine Services business to the Company (the "Contribution"). On April 30, 1997, the Contribution occurred and the Offshore Marine Services business was separated from the Predecessor through the distribution of all of the then outstanding Common Stock of the Company to the Predecessor's common stockholders (the "Distribution") in accordance with the Agreement and Plan of Distribution dated December 5, 1996 (the "Distribution Agreement") among the Company, the Predecessor and EVI. Following the Distribution, on May 1, 1997, a subsidiary of EVI was merged (the "Merger") with and into the Predecessor, whose assets then consisted primarily of Ercon and its investment in approximately 2.2 million shares of EVI common stock. Immediately after the Merger, the Predecessor ceased public trading of its common stock.

     The Consolidated Financial Statements included in this Prospectus present the net assets and results of operations of Ercon and the common stock of EVI owned by the Predecessor as discontinued operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 4 to the Consolidated Financial Statements of the Company.

     In connection with the Distribution, two shares of the Company's Common Stock were issued for each share of the Predecessor's common stock. Also, in connection with the Merger, the Predecessor's stockholders received shares of EVI common stock.

     The Predecessor received a tax opinion that the Contribution, Distribution and Merger described above will not be taxable to the Company, the Predecessor or EVI. See "Risk Factors -- Tax Indemnity to EVI" and "Business -- The
Company -- Distribution Agreement Obligations and Indemnities." One of the criteria for such tax-free status required the Predecessor to distribute an amount of stock that constituted control in GulfMark. The Offering was contemplated at the time of the Contribution, Distribution and Merger, as a result of which the shares issued in the Offering will be taken into account in determining whether the shares involved in the Distribution constituted a controlling interest in the Company. Consequently, to preserve the tax-free status of the Contribution, the Distribution and the Merger, the number of shares of Common Stock that the Company may issue in the Offering is limited. The Company's tax advisor has advised the Company that the issuance of the number of shares offered by this Prospectus (including the shares subject to the over-allotment option) will not exceed the limitations set forth in the tax opinion.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. The following factors should be carefully considered together with the information provided elsewhere in this Prospectus in evaluating an investment in the Common Stock.

DEPENDENCE ON OIL AND GAS INDUSTRY; MARKET VOLATILITY

     The Company's operations are dependent on activity in the offshore oil and natural gas exploration and production industry. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and natural gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and natural gas resources. The level of offshore activity is also related to local policies that influence drilling activities. In recent years, oil and natural gas prices have reacted to actual and perceived changes in the supply of and demand for oil and natural gas, which has resulted in volatile levels of offshore exploration and drilling activity. A significant or prolonged decline in future oil and natural gas prices would likely result in reduced exploration and development of offshore areas and a decline in the demand for Offshore Marine Services. Such reduced activity could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- The Offshore Marine Services Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Charter rates for the Company's vessels are also dependent on the supply of offshore support vessels. Excess vessel capacity in the industry can result from refurbishment of "mothballed" vessels, conversion of vessels formerly dedicated to services other than Offshore Marine Services, construction of new vessels and migration of vessels between markets. The addition of new capacity to the worldwide offshore marine fleet could increase competition in those markets where the Company presently operates, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

RELIANCE ON SIGNIFICANT CUSTOMERS


     The Company's principal customers are major integrated oil companies and large independent oil and natural gas exploration and production companies operating in international markets, as well as foreign government owned or controlled organizations and companies that provide logistics, construction and other services to such oil companies and foreign government organizations. The percentage of the Company's revenues attributable to any particular customer varies from time to time depending on the level of oil and natural gas exploration undertaken by that customer, the suitability of the Company's vessels for the customer's projects and other factors, many of which are beyond the Company's control. For the year ended December 31, 1996, approximately 14% and 15% of the Company's total revenues were received from Shell U.K. Exploration & Production ("Shell") and Aberdeen Services Company (North Sea) ("ASCO"), respectively. For the six months ended June 30, 1997, approximately 18%, 16%, 12% and 10% of the Company's total revenues were received from Shell, ASCO, Marathon Oil U.K., Ltd. ("Marathon") and European Marine Contractors, respectively. See "Business -- The Company -- Customers, Charter Terms and Competition."


ENVIRONMENTAL AND GOVERNMENT REGULATION

     The Company's operations are materially affected by government regulation in the form of international conventions, federal and state laws and regulations in jurisdictions where the Company's vessels operate and/or are registered. These conventions, laws and regulations govern oil spills and other matters of environmental protection and worker health and safety, as well as the manning, construction and operation of vessels.

     The Company believes that it is presently in material compliance with the environmental laws and regulations to which the Company's operations are subject. The Company is not a party to any pending environmental litigation or other proceeding and is unaware of any threatened environmental litigation or proceeding, which, if adversely determined, would have a material adverse effect on the financial condition or results of operations of the Company. However, the risk of incurring substantial compliance costs, liabilities and penalties for noncompliance is inherent in Offshore Marine Services operations. There can be no assurance that significant costs, liabilities and penalties will not be incurred by or imposed on the Company in the future. See "Business -- The
Company -- Environmental and Government Regulation."

OPERATIONAL RISKS AND INSURANCE

     The Company's operations are subject to various risks, including catastrophic marine disaster, adverse weather conditions, mechanical failure, collision, oil and hazardous substance spills and navigation errors, all of which represent a threat to the safety of personnel and to the Company's vessels, cargo, equipment under tow and other property, as well as the environment. The occurrence of any of the foregoing events could result in loss of revenue, casualty loss, increased costs or significant liability of the Company to third parties. Because a significant majority of the Company's vessel earnings are produced by the nine owned vessels in its North Sea fleet, the occurrence of such events with respect to any of those vessels could have a disproportionate effect on the Company's revenues and earnings. The Company maintains insurance coverage that it considers adequate against the casualty and liability risks listed above, and it has not in the past experienced a loss in excess of policy limits. There can be no assurance, however, that the Company's existing insurance coverage can be renewed at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise. See "Business -- The Company -- Operational Risks and Insurance."

RELIANCE ON FOREIGN OPERATIONS

     For each of the past five years, substantially all of the Company's revenues from continuing operations were derived from foreign sources. The Company's foreign operations are subject to various risks inherent in conducting business in foreign nations. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions, exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Although the Company's operations historically have not been affected materially by such conditions or events, it is not possible to predict whether any such conditions or events might develop in the future. The occurrence of any one or more of such conditions or events could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- The Offshore Marine Services Industry -- The North Sea Market," "Business -- The Offshore Marine Services Industry -- The Southeast Asia Market" and "Business -- The Offshore Marine Services Industry -- The Brazilian Market."

CURRENCY FLUCTUATIONS

     Due to its foreign operations, the Company is exposed to currency fluctuations and exchange rate risks. To minimize the financial impact of these risks, the Company attempts to match the currency of its vessel debt and operating costs with the currency of the charter revenues. For financial statement reporting purposes, these accounts are translated into U.S. Dollars at the weighted average exchange rates for the relevant period. From time to time, the Company hedges certain transactions that are not in the functional currency of the Company or its operating subsidiaries. During the first quarter of 1997, the Company entered into a contract to hedge 92.8 million Norwegian Kroner (approximately $13.9 million) of its commitment under a vessel construction contract against unfavorable fluctuations in the British Pound Sterling ("Sterling") to Norwegian Kroner exchange rates. Because the Company conducts substantially all its operations in foreign currencies, to the extent the U.S. Dollar appreciates in relation to applicable foreign currencies, such appreciation potentially could adversely affect the Company's operating revenues when translated into U.S. Dollars. To date, currency fluctuations have not had a material impact on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Currency Fluctuations and Inflation."

ONGOING CAPITAL EXPENDITURE REQUIREMENTS


     As of June 30, 1997, the average age of the Company's owned offshore support vessel fleet was approximately 14 years. The Company believes that, after an offshore support vessel has been in service for approximately 25 years, the amount of expenditures (which typically increase with vessel age) necessary to satisfy required marine certification standards may not be economically justifiable. There can be no assurance that the Company's financial resources will be sufficient to enable it to maintain its fleet by extending the economic life of existing vessels through major refurbishment or by acquiring new or used vessels. See "Business -- The Company -- The Company's Fleet."

COMPETITION

     The Company operates in a highly competitive industry. In addition to price, service and reputation, the principal competitive factors for offshore support vessel fleets include the existence of national flag preferences, operating conditions and intended use (both of which determine the suitability of vessel types), complexity of maintaining logistical support and the cost of transferring equipment from one market to another. Some of the Company's competitors have significantly greater financial resources than the Company. See "Business -- The Company -- Customers, Charter Terms and Competition."

HIGH LEVERAGE AND DEBT SERVICE


     Upon completion of the Offering, the Company will continue to have substantial indebtedness. As of June 30, 1997, the Company's total outstanding indebtedness was $62.0 million. In addition, the Company actively pursues vessel acquisition opportunities and has significant future payment obligations for the vessels currently under construction. The Company's leverage poses certain risks, including the risk that the Company may not generate sufficient cash flow to service its indebtedness; that the Company may not be able to renegotiate the terms of its indebtedness; that the Company may be unable to obtain additional financing in the future; that, to the extent it is more leveraged than its competitors, the Company may be placed at a competitive disadvantage; and that the Company's ability to borrow to the extent necessary to respond to market conditions and other factors may be adversely affected. The Company's ability to service its debt will depend on its future performance, which will be subject to prevailing economic and competitive conditions and other specific factors discussed herein, as well as developments in capital markets generally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DISTRIBUTION INDEMNITY TO EVI

     Pursuant to the Distribution Agreement, the Company has agreed to indemnify the Predecessor, EVI and certain of their affiliates against (i) liabilities for all past and future claims and litigation against EVI or the Predecessor stemming from the Predecessor's or the Company's Offshore Marine Services operations and (ii) liabilities for claims and litigation against EVI or the Predecessor and its current or past subsidiaries and affiliates, including Ercon, for periods prior to May 1, 1997 (the "Distribution Indemnity"). Although the Company has established a reserve on its Consolidated Balance Sheet which it believes to be adequate to cover such contingencies, there can be no assurance that the reserve is adequate. In addition, the Distribution Agreement requires that these indemnities be assumed by any future successor to the Company. This requirement may have the effect of delaying, deferring or preventing a change of control of the Company. See "Business -- The Company -- Distribution Agreement Obligations and Indemnities" and "Recent Developments -- The Contribution, Distribution and Merger."

TAX INDEMNITY TO EVI

     In addition to the Distribution Indemnity, the Company has agreed to indemnify EVI against any tax liabilities in the event the Contribution, Distribution or Merger is determined to be taxable. EVI and the Predecessor received a tax opinion that the Contribution, Distribution and Merger would be tax-free under the Internal Revenue Code of 1986, as amended. If, however, contrary to the opinion, the Contribution, Distribution or Merger is ever determined to be taxable, the potential tax liability to the Company has been estimated to be between $23 million and $36 million. This indemnity must be assumed by any future successor to the Company. The requirement of a successor's assumption of this indemnity may have the effect of delaying, deferring or preventing a change of control of the Company. See "Business -- The Company -- Distribution Agreement Obligations and Indemnities" and "Recent
Developments -- The Contribution, Distribution and Merger."

ABSENCE OF SIGNIFICANT TRADING MARKET; VOLATILITY OF MARKET PRICE

     There has been a trading market for the Common Stock only since May 1, 1997. There can be no assurance as to the prices at which trading in the Common Stock will occur after the completion of the Offering. Until an orderly market develops for the Common Stock after the Offering, the trading price may be especially volatile. Prices for shares of Common Stock will be determined in the marketplace and may be influenced by many factors, including quarterly operating results of the Company; changes in general conditions in the economy, the financial markets or the Offshore Marine Services industry; changes in market prices for oil and natural gas; or other developments affecting the Company, its competitors or the financial markets. In recent years, the stock market, including the stocks of Offshore Marine Services companies, has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. In addition, the Company's operating results in future periods may be below the expectations of securities analysts and investors. In such event, the price of the Common Stock would likely decline, perhaps substantially.

SUBSTANTIAL CONTROL BY EXISTING STOCKHOLDER

     Upon completion of the Offering, Lehman Brothers Holdings Inc. will beneficially own approximately 26.1% (25.7% if the over-allotment option is exercised in full) of the issued and outstanding shares of Common Stock. In addition, the Chairman of the Board of Directors of the Company and one additional director are employees of Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc. The stock ownership and current Board representation of Lehman Brothers Holdings Inc. gives it the ability to exercise substantial influence over the election of the Company's directors and other corporate matters requiring stockholder or Board of Directors approval. This may have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Stockholders and Stock Ownership of Directors and Officers."

FORWARD-LOOKING INFORMATION

     Certain statements and information in this Prospectus constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements typically include words or phrases such as "anticipate," "estimate," "project," "believe" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, those set forth in this section. Should one or more of these risks or uncertainties materialize, or should these underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

                                  THE COMPANY

     GulfMark Offshore, Inc. was incorporated in Delaware in December 1996 and commenced operations on May 1, 1997, the day after the Contribution, Distribution and Merger. The Company provides Offshore Marine Services to companies involved in offshore exploration and production of oil and natural gas. The Company's vessels transport drilling materials, supplies and personnel to offshore facilities, as well as move and position drilling structures. The majority of the Company's operations are conducted in the North Sea and, with the exception of one vessel operating offshore Brazil, the balance are conducted in Southeast Asia.

     The principal executive offices of the Company are located at 5 Post Oak Park, Suite 1170, Houston, Texas 77027-3414, and its telephone number at that address is (713) 963-9522.

                                USE OF PROCEEDS

     The estimated net proceeds to be received by the Company from the Offering, after deducting underwriting discounts and commissions and other estimated
expenses payable by the Company, are approximately $     million ($     million
if the Underwriters' over-allotment option is exercised in full).


     A portion of these proceeds will be used for the Company's capital expenditures, including building and acquiring new vessels and upgrading the Company's fleet, with emphasis on specific ongoing projects. The Company has contracted for the construction of the Highland Rover, the Company's most modern, technologically sophisticated PSV to date, and anticipates delivery in March 1998. The Company previously obtained a bank revolving credit facility that fully covers the remaining balance of the cost of construction of the Highland Rover (approximately $13.9 million). However, the Company intends to use a portion of the proceeds of the Offering to fund part or all of the remaining balance of such cost. In addition, the Company has recently acquired the Gallant Project, an unfinished vessel hull, and anticipates that the completed vessel will be delivered in 1998. The hull could be completed as a PSV or AHTS vessel. The Company currently believes, however, that the most attractive potential application could be as a multipurpose support vessel serving the growing FPSO market. It is anticipated that a portion of the cost of the Gallant Project (estimated to be between $11 million and $14 million) will be funded from the proceeds of the Offering.



     The Company will use $3.4 million of the net proceeds of the Offering to prepay indebtedness outstanding under a loan facility. The borrowings under this facility bear interest at LIBOR plus 2 1/4% and mature on the earlier of December 31, 1997 or the completion of the Offering.



     The balance of the net proceeds of the Offering, if any, will be used by the Company for general corporate purposes, including satisfaction of working capital needs, building and acquiring vessels and other purposes. The Company is exploring the opportunity to build additional vessels, and, if it should build such vessels, a portion of the proceeds of the Offering may be used to finance part of the cost of these vessels. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment-grade securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the Nasdaq National Market under the symbol "GMRK." The following table sets forth the range of high and low sales prices for Common Stock for the periods indicated, as reported on the Nasdaq National Market.


                                                              HIGH     LOW
                                                              ----     ----
May 1, 1997 (first post-Distribution trading day; "when
  issued" basis)............................................  $ 14 1/2  $ 13
Period ended June 30, 1997..................................  $ 26      $ 13
Quarter ended September 30, 1997 (through July 21, 1997)....  $ 28      $ 26 1/2



     On July 21, 1997, the closing sale price of the Common Stock as reported by the Nasdaq National Market was $27 1/4 per share.


     The Company has not declared or paid any dividends during the past five years. The Company currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. The declaration of dividends is at the discretion of the Company's Board of Directors. The Company's dividend policy will be reviewed by the Board of Directors at such time as may be appropriate in light of future operating conditions, dividend restrictions of subsidiaries and investees, financial requirements, general business conditions and other factors. Currently, four of the Company's subsidiaries, Gulf Offshore N.S. Ltd. (United Kingdom), Gulf Offshore Far East, Inc. (Panama), Gulf Offshore Marine International, Inc. (Panama) and Gulf Offshore Shipping Services, Inc. (Panama), are restricted under certain debt agreements from paying dividends to the Company without the lender's approval. These subsidiaries own nine vessels currently operating in the North Sea, 10 vessels currently operating in Southeast Asia and one vessel currently operating in Brazil.

                                 CAPITALIZATION


     The following table sets forth the historical consolidated capitalization of the Company as of June 30, 1997 and as adjusted to reflect the issuance by the Company of 1,000,000 shares of Common Stock offered hereby and the pro forma application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, contained herein.



                                                                    JUNE 30, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Short-term borrowings and current portion of long-term
  debt......................................................   $ 14,012       $10,612
Long-term debt..............................................     47,970        47,970
                                                               --------       -------
          Total debt........................................     61,982        58,582
                                                               --------       -------
Stockholders' equity:
  Common Stock, $0.01 par value, 15,000,000 shares
     authorized; 6,765,893 historically and 7,765,893 (as
     adjusted) shares issued and outstanding(a).............         68            78
  Preferred stock, no par value, 2,000,000 shares
     authorized; no shares issued and outstanding...........         --            --
  Additional paid-in capital................................     27,015
  Retained earnings.........................................     20,790        20,790
  Cumulative foreign currency adjustment....................     (1,235)       (1,235)
                                                               --------       -------
          Total stockholders' equity........................     46,638
                                                               --------       -------
Total capitalization........................................   $108,620       $
                                                               ========       =======


---------------


(a) Does not include an aggregate of 497,646 shares of Common Stock subject to outstanding options as of June 30, 1997 granted under the Company's 1987 Stock Option Plan, Amended and Restated 1993 Non-Employee Director Stock Option Plan and 1988 Non-Employee Director Option Policy. See
    "Management -- Director and Executive Officer Compensation" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended December 31, 1996 are derived from the Consolidated Financial Statements of the Company audited by Arthur Andersen LLP, independent accountants. The historical financial data presented in the table below for and as of the end of each of the six-month periods ended June 30, 1997 and June 30, 1996 are derived from the unaudited consolidated condensed financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be achieved for the full year.



     The Consolidated Financial Statements included in this Prospectus, as well as the financial data presented in the table below, present the net assets and results of operations of Ercon and the common stock of EVI owned by the Predecessor as discontinued operations of the Company for all periods presented. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Developments -- The Contribution, Distribution and Merger."



                                           SIX MONTHS
                                              ENDED
                                            JUNE 30,                       YEAR ENDED DECEMBER 31,
                                       -------------------   ---------------------------------------------------
                                         1997       1996       1996       1995      1994       1993       1992
                                       --------   --------   --------   --------   -------   --------   --------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF VESSELS)
OPERATING DATA:
Revenues.............................  $ 21,031   $ 14,493   $ 34,749   $ 27,233   $27,692   $ 22,564   $ 18,115
Direct operating expenses............     8,886      7,282     16,178     15,386    15,171     12,060      7,488
General and administrative
  expenses...........................     2,670      2,106      4,523      3,483     3,643      3,280      3,075
Depreciation and amortization........     3,284      2,264      5,013      5,472     5,065      3,752      3,351
                                       --------   --------   --------   --------   -------   --------   --------
Operating income.....................     6,191      2,841      9,035      2,892     3,813      3,472      4,201
Gain on sale of vessel...............        --         --         --         --       842         --         --
Interest expense, net................    (2,401)    (1,613)    (3,467)    (2,613)   (2,179)    (2,047)    (2,351)
Other income (expense), net..........        44         75        (86)       180       (12)        68        285
Income tax provision.................    (1,120)      (371)    (1,839)       (91)     (981)      (534)      (601)
                                       --------   --------   --------   --------   -------   --------   --------
Income from continuing operations....     2,714        932      3,643        368     1,483        959      1,534
Income (loss) from discontinued
  operations, net of taxes...........      (648)      (129)     4,796     (2,270)      591      1,685        334
Loss on disposal of segment, net of
  taxes..............................    (1,426)        --         --         --        --         --         --
                                       --------   --------   --------   --------   -------   --------   --------
Net income (loss)....................  $    640   $    803   $  8,439   $ (1,902)  $ 2,074   $  2,644   $  1,868
                                       ========   ========   ========   ========   =======   ========   ========
Earnings per share from continuing
  operations(a)......................  $   0.40   $   0.14   $   0.55   $   0.06   $  0.22   $   0.14   $   0.23
Weighted average common shares(a)....     6,807      6,672      6,676      6,644     6,640      6,624      6,620
STATEMENT OF CASH FLOWS DATA:
Cash provided by (used in) operating
  activities of continuing
  operations.........................  $  4,819   $  1,889   $  8,539   $  6,389   $ 5,448   $  2,653   $  5,547
Cash provided by (used in) investing
  activities.........................   (17,660)   (13,929)   (24,493)   (15,093)     (258)   (16,836)   (12,610)
Cash provided by (used in) financing
  activities.........................     3,343     11,067     17,894      9,567    (7,970)    12,810      6,259
Effect of exchange rate changes on
  cash...............................      (445)        26        924       (160)      124        (56)      (560)
OTHER DATA:
EBITDA(b)............................  $  9,475   $  5,105   $ 14,048   $  8,364   $ 8,878   $  7,224   $  7,552
Cash dividends per share.............        --         --         --         --        --         --         --
Total vessels in fleet(c)............        30         23         28         22        20         25         15
Average number of owned or chartered
  vessels(d).........................      22.0       14.6       17.3       14.0      15.1       14.4       11.1

                                                    AS OF                    AS OF DECEMBER 31,
                                                  JUNE 30,    ------------------------------------------------
                                                    1997        1996      1995      1994      1993      1992
                                                  --------    --------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $  5,931    $ 17,234   $ 5,136   $ 2,645   $ 5,195   $ 6,541
Vessels and equipment, net......................    97,556      87,405    61,343    51,175    53,002    44,717
Net assets of discontinued operations(e)........        --      14,837    19,275    23,512    23,569    22,166
Total assets including discontinued
  operations....................................   120,356     131,307    94,179    87,821    90,727    78,509
Total assets excluding discontinued
  operations....................................   120,356     116,470    74,904    64,309    67,158    56,343
Long-term debt(f)...............................    47,970      50,811    33,600    26,727    30,169    18,730
Total stockholders' equity......................    46,638      62,016    50,928    53,025    50,388    48,306
Total stockholders' equity excluding
  discontinued operations(g)....................    46,638      47,179    31,653    29,513    26,819    26,140


---------------


(a) Earnings per share is based on the weighted average number of shares of Common Stock outstanding. Common Stock equivalents have not been included in the computation of earnings per share prior to January 1, 1997, since the effect was not significant. For the six months ended June 30, 1997, Common Stock equivalents represented 102,000 weighted average common shares (using the treasury stock method), and have been included in the computation of earnings per share. Fully diluted earnings per share is not presented as such amounts do not materially differ from primary earnings per share.


(b) As used herein, EBITDA is operating income plus depreciation and amortization. EBITDA can be used by management of the Company as a supplemental financial measurement in the evaluation of its business and in establishing its capital budget and should not be considered as an alternative to net income, as an indicator of the operating performance of the Company, as an alternative to cash flows or as a measure of liquidity. Because EBITDA is not uniformly calculated among and across industry groups, this measure may not be comparable to similarly titled measures reported by other companies. EBITDA is presented here to provide additional information about the Company.

(c) Includes managed vessels in addition to those that are owned and chartered. See pages 36 and 37 for further information concerning the Company's fleet.

(d) Includes owned and chartered PSVs and AHTS vessels only. Adjusted for additions and dispositions occurring during each period. See pages 36 and 37 for further information concerning the Company's fleet.

(e) Reflects the financial statement information for the non-marine businesses of the Company's Predecessor.

(f) Excludes current portion of long-term debt.


(g) Discontinued operations were disposed of on May 1, 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This information should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, contained in this Prospectus. See also "Selected Consolidated Financial Data."

GENERAL

     The Company was incorporated on December 4, 1996 under the name of "New GulfMark, Inc.," a wholly owned subsidiary of the Predecessor. The Company was formed to facilitate the Predecessor's separation of its international Offshore Marine Services business from its only U.S. business operation, Ercon, and its large holding of common stock of EVI. In order to accomplish this separation, the Predecessor agreed to transfer the assets, liabilities and operations of its Offshore Marine Services business to the Company. On April 30, 1997, the Contribution occurred, and the Offshore Marine Services business was separated from the Predecessor through the distribution of all of the then outstanding common stock of the Company to the Predecessor's common stockholders in accordance with the Distribution Agreement. Following the Distribution, on May 1, 1997, a subsidiary of EVI was merged with and into the Predecessor, whose assets then consisted principally of Ercon and its investment in approximately
2.2 million shares of EVI common stock. Immediately after the Merger, the Predecessor ceased public trading of its common stock.

     In connection with the Distribution, two shares of the Company's Common Stock were issued for each share of the Predecessor common stock. Also, in connection with the Merger, the Predecessor's stockholders received shares of EVI common stock. See Notes 1 and 4 to the Consolidated Financial Statements.

     The Company's operations currently consist of the Offshore Marine Services business, which represents over half of the assets, revenues and operating income of the businesses, operations and companies previously constituting the Predecessor. Consequently, the following Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements included elsewhere herein, present the net assets and results of operations of Ercon and the common stock of EVI owned by the Predecessor as discontinued operations of the Company for all periods presented. See Notes 1 and 4 to the Consolidated Financial Statements.

     Unless otherwise indicated, references to "GulfMark" or the "Company" are
(i) for all periods through April 30, 1997, the effective date of the Contribution and Distribution, to the Predecessor and its consolidated subsidiaries (treating Ercon and the investment in EVI as discontinued operations for all periods), and (ii) for all periods subsequent to April 30, 1997, to GulfMark Offshore, Inc. and its consolidated subsidiaries.

     The Company provides marine support and transportation services to companies involved in the offshore exploration and production of oil and natural gas. The Company's vessels transport drilling materials, supplies and personnel to offshore facilities, as well as move and position drilling structures. The majority of its operations are conducted in the North Sea and, with the exception of one vessel operating in Brazil, the balance of the Company's operations are conducted in Southeast Asia. The Company's fleet has grown in size and capability from an original 11 vessels acquired in late 1990 to its present level of 30 vessels through strategic acquisitions and new construction of technologically advanced vessels, partially offset by dispositions of certain older, less profitable vessels. Twenty-one vessels in GulfMark's fleet are owned, two are bareboat chartered and seven are managed. The two bareboat charters run through August 1998.

     The Company's results of operations are affected primarily by day rates, fleet utilization and the number and type of vessels in its fleet. These factors are driven by trends within the oil and natural gas exploration and production industry, which generally affect the demand for vessels, as well as by trends impacting the broader economy and capital markets, which generally affect the supply of vessels. While offshore support vessels service existing oil and natural gas production platforms and exploration and development activities, incremental demand depends primarily upon drilling activity, which, in turn, is related to both short-term and long-term trends in oil and natural gas prices. As a result, trends in oil and natural gas prices may significantly affect fleet utilization and day rates.

     An additional factor affecting operating earnings is the mix of vessels owned versus bareboat chartered by the Company. Owned and bareboat chartered vessels generate operating revenues and may incur expenses at similar rates. However, chartered vessels also incur bareboat charter hire expense instead of depreciation expense, which is generally less than charter hire expense.

     In addition, the Company provides management services to other vessel owners for a fee. Charter revenues and vessel expenses of such vessels are not included in the Company's operating results, but management fees are included in operating revenues. These vessels, the Company's only crewboat and a standby rescue vessel that was chartered by the Company through December 31, 1996, have been excluded for purposes of calculating fleet rates per day worked and utilization in the applicable years.

     The Company's operating costs are primarily a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. Generally, fluctuations in vessel utilization affect only that portion of the Company's direct operating costs that is incurred when the vessels are active. As a result, direct operating costs as a percentage of revenues may vary substantially due to changes in day rates and utilization.


     In addition to these variable costs, the Company incurs fixed charges related to the depreciation of its fleet and costs for routine drydock inspections and maintenance and repairs designed to ensure compliance with applicable regulations and to maintain certifications for its vessels with various international classification societies. Maintenance and repair expenses and marine inspection amortization charges are generally determined by the aggregate number of drydockings and other repairs undertaken in a given period. Costs incurred for drydock inspection and regulatory compliance are capitalized and amortized over the period between such drydockings, typically two to three years.



     Under applicable maritime regulations, vessels must be drydocked twice in a five-year period for inspection and routine maintenance and repair. Should the Company undertake a large number of drydockings in a particular fiscal period, comparative results may be affected. For the six months ended June 30, 1997, the Company completed the drydocking of nine vessels at an aggregate cost of $2.2 million, as compared to five drydockings at an aggregate cost of $1.0 million in the comparable period of 1996. For the year ended December 31, 1996, the Company completed the drydocking of five vessels at an aggregate cost of $1.2 million, versus six vessels drydocked at an aggregate cost of $1.1 million in 1995 and seven vessels at an aggregate cost of approximately $1.6 million in 1994.


     Results of operations are also affected by the purchase and sale of vessels. During 1994, the Company sold two of the original 11 vessels it acquired in 1990. In June 1994, the 20-year old Highland Sentinel was sold and a pretax gain of $0.8 million was recognized. Revenues earned by this vessel in 1994 were minimal, as its advancing age had become a disadvantage in the highly competitive North Sea market. In December 1994, the Company sold the 1969-built Seawind. The sale had only a small impact on earnings. Although the vessel's utilization was good, the cost of routine maintenance and drydocking had reached the level where it was no longer economically feasible to continue operating the 25-year old vessel.

     The Company contracted with a Norwegian shipyard in December 1994 for the construction of two UT 755 design PSVs for deployment in the North Sea. Delivery of the first vessel, the Highland Piper, was made on March 15, 1996. The second vessel, the Highland Drummer, was delivered January 3, 1997. The Company made the final payment on the Highland Piper and interim construction payments on the Highland Drummer (a total of $11.5 million) during 1996 and a final payment on the Highland Drummer of $12.9 million in 1997. Funding of $7.3 million in 1997 was provided by additional borrowings under existing credit facilities.

     In December 1995, the Company purchased the Atlantic Warrior (renamed the Highland Warrior), a 1981-built pipe carrier/PSV that had been bareboat chartered by the Company since July 1993, when the Company acquired the charter as part of its acquisition of BP Shipping's offshore assets.

     In August 1996, the Company purchased six offshore supply vessels in Southeast Asia from Maritime (Pte), Limited (the "Maritime Acquisition"). Funding for the Maritime Acquisition was provided through a new $7.0 million bank facility and a drawdown under existing loan facilities.

     On November 1, 1996, the Company entered into a contract with a Norwegian shipyard to construct the Highland Rover, an enhanced UT 755 design PSV, at a price of approximately $18.0 million denominated in Norwegian Kroner. This new vessel, scheduled for delivery in March 1998, will be available to participate in the growing demand for deepwater ROV support, standard supply duties and specialized services in the North Sea. The Company made interim construction payments of $0.9 million in 1996 and is required to make an additional $2.7 million of such payments in 1997, of which $0.9 million was made in April 1997. Final payment is due upon delivery of the vessel. The Company anticipates financing the cost of the vessel through some combination of additional borrowings, proceeds from the Offering and existing funds. In March 1997, the Company entered into a contract to hedge 92.8 million Norwegian Kroner (approximately $13.9 million) of its commitment on the Highland Rover against unfavorable fluctuations in the British Pound Sterling to Norwegian Kroner exchange rate. Upon delivery, any gain or loss under the hedging contract (a loss of approximately $1.6 million as of June 30, 1997) will be included in the cost of the vessel, but will be offset by the corresponding change in the price of the vessel due to the exchange rate fluctuation.



     The Company is exploring the opportunity to build additional vesels, and, if it should build such vessels, a portion of the proceeds of the Offering may be used to finance part of the cost of these vessels.


RESULTS OF OPERATIONS

     The table below sets forth, by region, the average day and utilization rates for the Company's PSVs and AHTS vessels and the average number of such vessels owned or bareboat chartered during the periods indicated. These vessels generate substantially all of the Company's revenues and operating profit. The information detailed below is utilized by the Company's management to evaluate the performance of the business.


                                          SIX MONTHS
                                        ENDED JUNE 30,       YEAR ENDED DECEMBER 31,
                                       -----------------    --------------------------
                                        1997       1996      1996      1995      1994
                                       -------    ------    ------    ------    ------
Rates Per Day Worked(a)(b):
  North Sea Fleet(c).................  $ 9,949    $7,964    $8,819    $7,840    $7,551
  Southeast Asia Fleet(d)............    3,657     3,320     3,347     3,146     3,047
Overall Utilization(a)(b):
  North Sea Fleet....................     94.9%     93.8%     95.1%     96.4%     92.7%
  Southeast Asia Fleet(d)............     63.5%     78.6%     77.5%     80.5%     82.9%
Average Owned or Chartered
  Vessels(a)(e):
  North Sea Fleet....................      9.0       7.6       7.8       7.0       7.5
  Southeast Asia Fleet(d)............     13.0       7.0       9.5       7.0       7.7
                                       -------    ------    ------    ------    ------
          Total......................     22.0      14.6      17.3      14.0      15.2
                                       =======    ======    ======    ======    ======


---------------

(a) Includes all owned or bareboat chartered PSVs and AHTS vessels. The Company's only crewboat and only standby rescue vessel (which was chartered until December 31, 1996) are excluded, as are all managed vessels.

(b) Rates per day worked is defined as total charter revenues divided by number of days worked. Utilization rate is defined as the total number of days worked divided by the total number of days in the period.


(c) Revenues for vessels in the North Sea fleet are earned in Sterling (L) and have been converted to U.S. Dollars ($) at the average exchange rate ($/L) for the periods indicated. The average exchange rates were L = $1.6344 and L = $1.5284 for the periods ended June 30, 1997 and June 30, 1996, respectively. The average exchange rates for the years ended December 31, 1996, 1995 and 1994 were L = $1.5623, L = $1.5778 and L = $1.5360, respectively.


(d) Includes the vessel operating in Brazil.

(e) Adjusted for vessel additions and dispositions occurring during each period.


  Comparison of the Six Months Ended June 30, 1997 with the Six Months Ended June 30, 1996.



     Changes to the Company's fleet were significant between the two periods. Two large PSVs, the Highland Piper and the Highland Drummer, were purchased and added to the Company's North Sea fleet on March 15, 1996 and January 3, 1997, respectively, while vessels under management decreased by one. Management of the large PSV Safe Truck was added to the fleet, while contracts to manage two other specialty vessels were terminated. The Southeast Asia fleet operated with an additional six vessels in the six months ended June 30, 1997 compared to the six months ended June 30, 1996, as a result of the Maritime Acquisition in August 1996.



     Revenues and earnings for the six months ended June 30, 1997 increased sharply as compared to the six months ended June 30, 1996. Income from continuing operations was $2.7 million, or $0.40 per share, as compared to $0.9 million, or $0.14 per share, for the same period in 1996. Revenues increased $6.5 million, or 45%, from the comparable period.



     Two-thirds of the revenue increase and substantially all of the increase in income from continuing operations for the first six months of 1997, as compared to the first six months of 1996, came from the North Sea fleet. In excess of 50% of the increase in revenue and one-third of the increased earnings were attributable to the additions of the Highland Piper in March 1996 and the Highland Drummer in January 1997. The balance of the increases came from broadly improved day rates in the region. The average day rate for the North Sea fleet was up approximately 25% from the prior year. The rate increases were caused by both improved market conditions, which accounted for 17% of the increase, and a favorable move in the Sterling to U.S. Dollar exchange rate, which accounted for the additional 8% of the increase. The average utilization rate for the North Sea fleet increased from 94% in the 1996 period to 95% in the 1997 period.



     In Southeast Asia, revenues increased approximately 80%, or $2.2 million, and vessel earnings increased more than 70%, or $0.7 million, due to the addition of six vessels in the Maritime Acquisition. The average day rate for the Southeast Asia fleet improved but the improvement has come at the expense of lower utilization



     The increase in general and administrative expenses of approximately $0.6 million was attributable to the addition of staff to support the increased size of the Company's Singapore operations and to provide additional support for construction and project work worldwide.



     Increases in depreciation of $1.0 million and interest expense of $0.9 million were both related to the addition of the two new vessels in the North Sea and the six additional vessels in Southeast Asia. Interest rates during the two periods were not materially different.



     In the six months ended June 30, 1997, the Company reflected an operating loss from discontinued operations of $0.6 million, compared to a loss of $0.1 million for the same period in 1996. The increased loss in the 1997 period was primarily due to provisions for certain legal and tax issues related to Ercon's operations.


  Comparison of the Fiscal Years Ended December 31, 1996 and December 31, 1995.

     The number of vessels in the fleet increased from 22 at December 31, 1995 to 28 at December 31, 1996. In March 1996, the Company took delivery of the Highland Piper, which was immediately chartered. In August 1996, the Company acquired six offshore supply vessels in Southeast Asia and, effective December 31, 1996, the Company terminated its bareboat charter of the standby rescue vessel, Atlantic Guardian, and returned it to its owner. In addition, the Company secured a management contract for the UT 755 Safe Truck, and the management contract for the Whalley Supporter was terminated. These changes brought the total fleet to 28 vessels at the end of 1996. Fourteen of the vessels were in the North Sea fleet, 13 were in the Southeast Asia fleet and one vessel was operating under a long-term charter offshore Brazil.

     Revenues and operating income for 1996 were $34.7 million and $9.0 million, respectively, compared to $27.2 million and $2.9 million, respectively, for 1995. The increased revenues were primarily attributable to the addition of the Highland Piper to the North Sea fleet, as well as sharply increased day rates in the North Sea. The rate increases were most notable late in the period for the Highland Pride and Highland Fortress. The addition of six vessels to the Company's Southeast Asia fleet in the Maritime Acquisition also contributed to the increase in revenue. Approximately 75% of the increase in earnings is attributable to the North Sea fleet, whose day rates increased sharply while utilization and operating costs per day remained stable. In addition, the acquisition of the Highland Warrior late in 1995 contributed significantly to earnings, while not materially increasing revenue, since it had been under charter to the Company since 1993. Although depreciation increased as a result of the acquisition of this vessel, the increase was more than offset by the elimination of the bareboat charter fee.

     The balance of the increase in earnings came from (i) the additions to the Southeast Asia fleet, (ii) increased utilization of the Seapower, which commenced a two-year charter in Brazil effective May 1995 (recently extended through May 1999) and (iii) increased utilization of the crewboat Searunner. The utilization rate for the Seapower increased to 100%, from 63% in 1995, and the utilization rate for the Searunner increased to 58%, from 39% in 1995. The average day rate for the Southeast Asia fleet for 1996 increased approximately 6% over the average rate for 1995, and the average operating costs per day decreased slightly, while utilization dropped to approximately 78% from the 1995 level of 81%. These averages include the vessel in Brazil but do not include the Company's only crewboat, the Searunner.

     The increase in general and administrative expenses of approximately $1.0 million was attributable to the addition of staff to support the increased size of the Company's Southeast Asia operations and to provide additional support for construction and project work Company-wide, as well as the generally increased level of activity.

     Earnings benefited from reduced depreciation rates resulting from the Company's change (effective January 1, 1996) in its estimate of vessel useful lives from 20 years to 25 years. The effect of this benefit on 1996 earnings was offset in Southeast Asia by increased depreciation associated with the 1996 Southeast Asia fleet additions and in the North Sea by increased depreciation associated with the addition of the Highland Piper and Highland Warrior.

     Interest expense, net of interest income, increased from $2.6 million in 1995 to $3.5 million in 1996 due to the overall increase in debt associated with the various vessel additions. These increases were partially offset by a decrease in average Sterling interest rates for the respective periods from 9.4% to 7.7%. At December 31, 1996, approximately 81% of the Company's debt was Sterling denominated.

  Comparison of the Fiscal Years Ended December 31, 1995 and December 31, 1994.

     The number of vessels in the fleet increased from 20 at year-end 1994 to 22 at year-end 1995. In August 1994, the Company sold the Highland Sentinel from the North Sea fleet, and in December 1994, the Company sold the Seawind from the Southeast Asia fleet. Proceeds from the sale of the Seawind approximated book value, while the Company realized a gain of $0.8 million on the sale of the Highland Sentinel.

     The Company purchased the Atlantic Warrior (renamed the Highland Warrior) in December 1995. This vessel had been on bareboat charter to the Company since July 1993, when its charter was acquired as part of the Company's acquisition of BP Shipping's offshore assets. In addition, in August 1995, the Company was selected as the prime marine contractor for the Liverpool Bay Development Project, a $1.6 billion plan to produce the first oil from the Irish Sea. This project added three vessel management contracts (the Clwyd Supporter, the Whalley Supporter and the Sefton Supporter) and required the maintenance of an inventory of pollution containment equipment and an on-site manager. The Company's involvement is as manager only and does not require significant investment. None of the Company's owned vessels are employed in the project. Also during 1995, the Company's management contract for a standby rescue vessel was not renewed due to the sale of the vessel.


     As a result of the activity noted above, the Company's North Sea fleet (adjusted for part-year availability) averaged 7.5 units during 1994, as compared to 7.0 units during 1995, and the average Southeast Asia fleet decreased from 7.7 to 7.0 units. This decrease contributed to a reduction in 1995 results of operations. While revenues decreased slightly from $27.7 million in 1994 to $27.2 million in 1995, operating income declined more sharply, from $3.8 million in 1994 to $2.9 million in 1995. A 2% increase in North Sea revenues was more than offset by an 11% decline in Southeast Asia revenues. The decline in operating income came from the Southeast Asia fleet, offset partially by a small decrease in general and administrative expenses.


     For the North Sea fleet, earnings associated with increased utilization of the Highland Sprite and the chartered standby rescue vessel, the Atlantic Guardian, were offset by the absence of any earnings in 1995 from the vessel sold in 1994 and by a 10% increase in average operating costs per day. The increase in operating costs was attributable to increased repair and maintenance costs, principally for the Highland Pride and Highland Fortress, and increased personnel costs.

     The average day rates for the Company's North Sea fleet in 1994 and 1995 were relatively flat after adjustment for the effects of changes in the British Pound Sterling to U.S. Dollar exchange rate between the periods, as well as the effect of a change in the mix of the fleet due to the sale of the Highland Sentinel.

     Fleet utilization improved from 93% in 1994 to 96% in 1995. This improvement was in part due to the sale of the Highland Sentinel, an older vessel whose utilization rate historically had been below the average of the fleet. However, of the seven owned or chartered supply vessels in the fleet at the end of 1995, three were at full practical utilization in both years. Of the remaining four vessels, three vessels achieved full practical utilization for 1995. Only one vessel in the fleet finished the year with a materially lower utilization rate for 1995 than 1994.

     Operating income from the Southeast Asia fleet decreased approximately $0.9 million in 1995, as compared to 1994. Approximately one-third of the decrease was attributable to a reduction in vessels resulting from the 1994 sale of the Seawind. An additional one-third of the decrease was attributable to the combination of marginally lower utilization rates for the AHTS vessels and a significant drop in utilization for the crewboat, Searunner, which decreased from 66% to 39%. The balance of the decrease was attributable to an increase in direct vessel operating costs, principally supplies, repairs and maintenance.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's ongoing liquidity requirements arise primarily from its need to service debt, fund working capital, acquire or improve equipment and make other investments. Since its inception, the Company has been active in the acquisition of additional vessels through both the resale market and new construction. Bank financing and internally generated funds have provided funding for these activities. Currently, the Company has significant lending relationships with two major European commercial banks.


     At June 30, 1997, the Company had outstanding debt of $62.0 million, all of which was borrowed under various facilities with these banks. These facilities are secured by preferred ship mortgages on 19 of the Company's vessels and assignments of such vessels' earnings. Interest on the borrowings accrued at rates between LIBOR plus 1% and LIBOR plus 2 1/4% per annum. Scheduled debt repayments are expected to total $8.5 million for the remainder of 1997. The loan facility agreements place certain restrictions on the ability of the Company's subsidiaries to pay dividends to the Company. Cash held by these subsidiaries was $2.4 million as of June 30, 1997. In connection with the pending completion of the Highland Rover's construction, the Company has obtained a bank revolving credit facility which reduces the interest rate from its previous level of LIBOR plus 1 1/4 to 1 3/8% to LIBOR plus 1% and provides up to an additional L9.0 million (approximately $14.9 million) for the Highland Rover's final payment upon delivery (expected March 1998).



     Net cash provided by operating activities of continuing operations was $4.8 million for the period ended June 30, 1997, as compared to $1.9 million for the same period in 1996. This increase resulted from the increase in earnings.



     Net cash used in investing activities was $17.7 million and $13.9 million for the periods ended June 30, 1997 and 1996, respectively. Each of these periods reflect significant vessel acquisitions. In 1997, the Company took delivery of the Highland Drummer and in 1996, theHighland Piper. For the first six months of 1997, the Company also experienced a higher level of expenditures related to the routine drydockings of nine of its vessels, as compared to five drydockings in the comparable period of 1996.



     Net cash provided by financing activities was $3.3 million and $11.1 million for the periods ended June 30, 1997 and June 30, 1996, respectively. The decrease in cash provided from financing activities was largely due to the fact that the final payment on the Highland Piper in March 1996 was entirely funded with additional debt, while the final payment on the Highland Drummer in January 1997 included approximately $5.6 million of internally generated funds.


     Substantially all of the Company's tax provision is for deferred taxes. The net operating loss available in the United Kingdom is primarily the result of accelerated depreciation allowances under United Kingdom tax law. The Company believes that the current reserves of cash and short-term investments, cash flows from operations and access to various credit arrangements will provide sufficient resources to finance internal operating requirements. Such investments may require the expenditure of significant resources, either in cash, notes or a combination thereof.

CURRENCY FLUCTUATIONS AND INFLATION


     Substantially all of the operations of the Company are overseas. As a result, the Company is exposed to currency fluctuations and exchange rate risks. Charters for vessels in the North Sea fleet are primarily denominated in Sterling and substantially all the operating costs are in Sterling. North Sea operations generated $25.6 million in revenues, $9.8 million in operating income and $9.9 million of cash flows from operations for the year ended December 31, 1996. In 1996, the Sterling/U.S. Dollar exchange rate ranged from a high of L = $1.71 to a low of L = $1.49, with an average of L = $1.56 for the year. As of June 30, 1997, the Sterling/U.S. Dollar exchange rate was L = $1.66.


     The Company reduces its exposure to currency fluctuations by arranging for the debt financing on, and operating expenses of, each vessel to be in the same currency in which the vessel's revenues will be earned. The effect on cash flows of fluctuations in the Sterling/U.S. Dollar exchange rates is largely offset by the Sterling denominated borrowings, which accounted for $48.7 million, or 81%, of total debt as of December 31, 1996 and represented $4.4 million, or 100%, of the debt repayments made in 1996.


     Reflected in the accompanying balance sheet for June 30, 1997 is a $1.2 million cumulative translation adjustment primarily relating to the lower Sterling exchange rate as of June 30, 1997 in comparison to the exchange rate when the Company invested capital in its United Kingdom subsidiaries. Changes in the cumulative translation adjustment are non-cash items that are primarily attributable to investments in vessels and are partially offset by the Sterling denominated debt associated with the North Sea fleet.


     Several of the Company's Southeast Asia charters are denominated in Malaysian ringgits, as are a portion of its operating costs. Revenues in this currency were approximately $1.6 million for 1996. Malaysian currency rates have been relatively stable for the last three years, with the exchange rate of ringgits to U.S. Dollars averaging M$ = U.S.$0.40 during 1996 and the high and low during the last three years within 3% of this average. The Company does not currently hedge this currency. Where currency risks are potentially high, as in Brazil, the Company accepts only a small percentage of charter hire in local currency and the remainder is paid in U.S. Dollars.

     To date, general inflationary trends have not had a material effect on the operating revenues or expenses of the Company.

ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which was effective for the Company on January 1, 1996. The statement sets forth guidelines regarding when to recognize an impairment of long-lived assets, including goodwill, and how to measure such impairment. Adoption of SFAS No. 121 did not have an effect on the Company's Consolidated Financial Statements.


     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which is effective after December 15, 1997. SFAS No. 128 revises the methodology to be used in computing earnings per share ("EPS") to require that the computations of primary and fully diluted EPS be replaced with computations of "basic" and "diluted" EPS. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed in the same manner as fully diluted EPS, except that, among other changes, the average share price for the period is used in all cases when applying the treasury stock method to potentially dilutive outstanding options. The statement requires restatement for all prior period EPS data presented. EPS calculated in accordance with SFAS No. 128 would not be materially different for the periods presented.


FORWARD-LOOKING STATEMENTS

     This Prospectus, particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains certain forward-looking statements and other statements that are not historical facts concerning, among other things, market conditions, the demand for marine support services and future capital expenditures. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, depen-dence on the oil and natural gas industry, ongoing capital expenditure requirements, uncertainties surrounding environmental and government regulation, risks relating to leverage, risks of foreign operations, assumptions concerning competition and risks of currency fluctuations and other matters described in "Risk Factors." There can be no assurance that the Company has accurately identified and properly weighed all of the factors which affect market conditions and demand for the Company's vessels, that the information upon which the Company has relied is accurate or complete, that the Company's analysis of the market and demand for its vessels is correct or that the strategy based on such analysis will be successful. See "Risk Factors" for a more detailed summary of factors which could affect future results.

                                    BUSINESS

                     THE OFFSHORE MARINE SERVICES INDUSTRY
OVERVIEW

     The Offshore Marine Services industry employs vessels to provide services that support the construction, positioning and ongoing operation of offshore oil and natural gas drilling rigs and platforms. The industry employs various types of vessels, referred to broadly as offshore support vessels, that are used to transport materials, supplies, equipment and personnel. Offshore Marine Services providers are employed by oil and natural gas companies and other companies that participate in the offshore exploration and production of oil and natural gas. Services provided by companies in this industry are performed in numerous locations worldwide. In excess of 100 vessels are being employed in each of the following major markets: the Gulf of Mexico, the North Sea, offshore Southeast Asia, offshore West Africa and the Persian Gulf. Vessel usage is also significant in other international areas, including offshore Brazil, India and Australia and the Mediterranean Sea.

     The industry is relatively fragmented, with more than 25 major participants and numerous small regional competitors. Historically, few of these competitors have participated in all five of the major markets. The Company currently operates a fleet of 30 offshore support vessels, primarily in the North Sea (16 vessels) and Southeast Asia (13 vessels). Additionally, the Company operates one vessel offshore Brazil. The Company expects delivery of three new vessels by the end of 1998.

     The Offshore Marine Services industry is directly impacted by the level of activity in worldwide offshore oil and natural gas exploration, development and production, which, in turn, is impacted by changes in oil and natural gas prices. Oil and natural gas prices are affected by a host of geopolitical and economic forces, including the fundamental principles of supply and demand. Declines in oil and natural gas prices in the early 1980s and concerns relating to the stability of prices that followed resulted in a significant reduction in exploration and development activity worldwide. This decline in activity, coupled with the overbuilding of new vessels in the early 1980s, resulted in an oversupply of offshore support vessels. While there is some vessel interchangeability between geographic regions, barriers such as mobilization costs and vessel suitability restrict migration of excess capacity. This is most notably the case in the North Sea, where vessel design requirements dictated by the harsh operating environment restrict migration of vessels into that market and, to a lesser degree, high operating costs restrict migration out of the market. The effect of these restrictions on vessel migration is to segment various regions into separate markets. These markets for Offshore Marine Services are affected differently by the above-described forces because of each area's unique blend of political, operating and economic factors.

     Contract or charter durations vary from single day to multi-year in length, based upon many different factors that vary by market. Historically, term charters in the Offshore Marine Services industry have generally extended from six months to one year in length. Additionally, there have been "evergreen" charters (also known as "life of field" or "forever" charters), and at the other end of the spectrum, there have been "spot" charters, which can vary from single voyage to short duration charters of less than six months. Longer duration charters are more common where equipment is not as readily available or specific equipment is required. In the North Sea, multi-year charters have been more common, and the Company believes that term charters constitute the majority of the market. Term charters in Southeast Asia are currently somewhat less common than in the North Sea and generally are two years or shorter in length. In addition, FPSO support charters are typically "life of field" or "full production horizon" charters. Recently, there have been several five-year charters, and one even longer charter has recently been executed in Norway for a supply vessel. The Gulf of Mexico has been a uniquely competitive environment where the general availability of vessels historically has permitted oil companies to avoid term charters. Typically, a charter of a year's length or less in the Gulf of Mexico has a three-day or similar cancellation clause, indicating the spot nature of the charter.

VESSEL CLASSIFICATIONS

     Offshore support vessels generally fall into seven functional classifications derived from their primary or predominant operating characteristics or capabilities. However, these classifications are neither precise nor rigid, and it is not unusual for a vessel to fit in more than one of these categories. These functional classifications are: (i) platform supply vessels, (ii) anchor handling, towing and supply vessels,

(iii) construction support vessels, (iv) standby rescue vessels, (v) crewboats,
(vi) specialty vessels and (vii) utility vessels.

     - PLATFORM SUPPLY VESSELS ("PSVS") serve drilling and production facilities and support offshore construction and maintenance work. They are differentiated from other offshore support vessels by their cargo handling capabilities, particularly their large capacity and versatility. Utilizing space on deck and below deck, they are used to transport supplies such as fuel, water, drilling fluids, equipment and provisions. PSVs range in size from 150' to 200'. Large PSVs ("LgPSVs") range up to 275' and are particularly suited for supporting large concentrations of offshore production locations because of their large clear after decks and below deck capacities. The Company operates 10 LgPSVs in the North Sea (seven of which are owned by the Company) that function primarily in this classification but also are capable of service in construction support. In addition, the Company operates two PSVs in the North Sea and one in Southeast Asia that operate exclusively in this function and 11 SmAHTS vessels (as defined below) in Southeast Asia that often support production operations as PSVs.

     - ANCHOR HANDLING, TOWING AND SUPPLY VESSELS ("AHTS") are used to set anchors for drilling rigs and tow mobile drilling rigs and equipment from one location to another. In addition, these vessels typically can be used in limited supply roles when they are not performing anchor handling and towing services. They are characterized by large horsepower (up to 18,000 brake horsepower ("BHP") for the most powerful North Sea Class AHTS vessels), shorter after decks and special equipment such as towing winches. Vessels of this type with less than 7,000 BHP are referred to as small AHTS vessels ("SmAHTS"), while AHTS vessels in excess of 10,000 BHP are referred to as large AHTS vessels ("LgAHTS"). The Company operates two AHTS vessels in the North Sea and 11 in Southeast Asia. From time to time, all of the Company's AHTS vessels function as PSVs.

     - CONSTRUCTION SUPPORT VESSELS are vessels such as pipelaying barges or specially designed vessels, such as pipe carriers, used to transport the large cargos of material and supplies required to support the construction and installation of offshore platforms and pipelines. As indicated in the PSV section above, the Company operates 10 vessels (seven of which are owned by the Company) fitting the definition of pipe carriers (LgPSVs). The Company's North Sea fleet has the distinction of being the only significant concentration of pipe carrier capable vessels outside of Scandinavian control.

     - STANDBY RESCUE VESSELS ("STBY") perform a safety patrol function for an area and are required for all manned locations in the United Kingdom sector of the North Sea. These vessels typically remain on station to provide a safety backup to offshore rigs and production facilities and carry special equipment to rescue personnel. They are equipped to provide first aid and shelter and, in some cases, also function as supply vessels. The Company does not own any vessels of this type, but presently manages two specialty vessels which operate in this capacity.

     - CREWBOATS ("CREW") transport personnel and cargo to and from production platforms and rigs. Older crewboats (early 1980s build) are typically 100' to 120' in length and are designed for speed and to transport personnel. Newer crewboat designs are generally larger, 130' to 165' in length, and have greater cargo carrying capacities. They are used primarily to transport cargo on a time-sensitive basis. The Company operates one of these vessels in Southeast Asia.

     - SPECIALTY VESSELS ("SPV") generally have special features to meet the requirements of specific jobs. The special features include large deck spaces, high electrical generating capacities, slow controlled speed and varied propulsion thruster configurations, extra berthing facilities and long range capabilities. These vessels are primarily used to support FPSOs, diving operations, ROVs, survey operations and seismic data gathering, as well as oil recovery, oil spill response and well stimulation. One of the Company's owned vessels, the Highland Fortress, frequently provides specialty functions, and two managed vessels are chartered for specialty functions (the Clwyd Supporter and the Sefton Supporter). In addition, the ability to operate in specialty modes is one of the key marketing concepts for the Highland Rover, which is currently under construction.

     - UTILITY VESSELS are typically 90' to 150' in length and are used to provide limited crew transportation, some transportation of oilfield support equipment and, in some locations, standby functions. The Company does not operate any vessels in this category.

THE NORTH SEA MARKET

     The Company defines the North Sea market as offshore Norway, Denmark, the Netherlands, Germany, Great Britain and Ireland, the Norwegian Sea and the area West of Shetlands. Historically, this has been the most demanding of all exploration frontiers due to harsh weather, erratic sea conditions, significant water depth and long sailing distances. Exploration and production operators in the North Sea market are typically large and well capitalized entities (such as major oil companies and state owned oil companies), in large part because of the significant financial commitment required in this market. Projects in the region tend to be fewer in number, but larger in scope, with longer planning horizons, than projects in regions with less demanding environments, such as the Gulf of Mexico. Consequently, vessel demand in the North Sea is generally more steady and less susceptible to abrupt swings than vessel demand in other regions. The Company's fleet has operated and grown in the North Sea market since the Company's inception.

     The market can be broadly divided into three areas: exploration, production platform support and field development or construction. Support of the volatile exploration segment of the market represents the primary demand for AHTS vessels. While supply vessels also support the exploration segment, they additionally support the production and field construction segments, which generally are not affected by frequent short-term swings in demand. However, since AHTS vessels are capable of performing in a supply role during periods of weakness in the exploration segment, AHTS vessels can put downward pressure on PSV demand.

     The Company's North Sea fleet is oriented toward supply vessels which work in the more stable segments of production platform support and field development or construction and includes nine owned vessels (all PSVs) and seven managed vessels (three PSVs, two AHTS vessels and two SpVs). These vessels are supported by onshore bases in Aberdeen, Scotland and Liverpool, England. As of and for the year ended December 31, 1996, the North Sea fleet accounted for 80% of the Company's vessel assets measured by net book value, and approximately 78% of the Company's revenues and approximately 74% of the Company's EBITDA.

     The following table summarizes the PSVs working or available for work in the North Sea market, according to Seascope Offshore, a vessel broker in the North Sea market.

                      NORTH SEA PLATFORM SUPPLY VESSELS(A)
                                 AS OF MAY 1997

                        OWNER                           LGPSVS       SMPSVS      TOTAL PSVS
                        -----                          ---------    ---------    -----------
Farstad Shipping.....................................         10            1             11
Saevik...............................................          7            3             10
Stirling.............................................         10           --             10
Tidewater (formerly O. I. L. Limited)................          6            4             10
GulfMark Offshore, Inc...............................          7            2              9
Skandi Brovig/DOF....................................          7           --              7
Maersk...............................................          5           --              5
TOISA................................................         --            5              5
Seacor/Smit..........................................          2            2              4
Others (three or fewer vessels each).................         24            3             27
                                                       ---------    ---------    -----------
          Total......................................         78           20             98
                                                       =========    =========    ===========

---------------

(a) Does not include managed vessels. The Company manages three PSVs.

     Vessel demand in the North Sea began to decline late in 1991 and continued to remain low as oil companies reduced exploration activity in response to lower world oil prices and changes in certain United Kingdom tax incentives. In addition, construction seasons during this period were unusually short, which further contributed to the softening market. Anticipated improvements in demand in 1994 were delayed when oil prices declined to their lowest level since the end of the Iraqi war. The decline in prices related to a number of factors, including a continued sluggish world economy, an inability of the Organization of Petroleum Exporting Countries ("OPEC") to reach an agreement on production levels and prices and uncertainty surrounding the resumption of Iraqi oil exports. Although oil prices recovered during 1995, the recovery was tenuous because of continued uncertainty about exports of Iraqi oil, including the effect on price levels of a limited and/or temporary resumption of such oil exports. Nevertheless, exploration activity strengthened, with particular emphasis in the area to the west of the Shetland Islands.

     Over the past three years, the North Sea market has experienced consistently high vessel utilization rates and increasing day rates. A number of long-term drilling contracts were signed during 1995, increasing the demand for vessels in 1996. Drilling activity continued to increase during 1996 and into 1997, as many semisubmersible drilling units were relocated to the North Sea. In addition, the Company believes that long-term construction projects already underway indicate the North Sea market for construction support vessels will be strong for the remainder of 1997 and further indicates that demand in the region should continue to be strong through 1999 and potentially 2000.

     Countering the effect of expected improvements in demand from increased exploration and construction activity is the increase in new vessel construction. Limited new construction occurred in 1990 and 1991, and only a few vessels were delivered between 1990 and 1995. In 1995 and 1996, the first significant construction activity since the early 1980s occurred, with a number of orders placed for delivery in 1996 and 1997. A total of 19 additional orders have been placed through June 1997, with deliveries anticipated between 1997 and 1999. All of the new deliveries to date have been chartered, and the Company believes that the market is capable of absorbing the number of vessels currently on order.

THE SOUTHEAST ASIA MARKET

     The Company defines the Southeast Asia market as offshore Asia bounded roughly on the west by the Indian subcontinent and on the north by China. This market includes offshore Brunei, Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. The design requirements for vessels in this market are generally similar to the requirements in the Gulf of Mexico. However, advanced exploration technology and rapid growth in energy demand among many Pacific Rim countries have led to more remote drilling locations, which has increased both the overall demand in this market and the technical requirements for vessels. (The International Energy Agency estimates that oil demand for non-Organization for Economic Cooperation and Development Asian countries will grow at approximately 6% per annum during 1995-2000.) In addition, the Company believes that several major exploration and production projects, which are currently in the planning stages, will significantly increase the demand for Offshore Marine Services in the Southeast Asia market.

     The current shortage of vessels in the Gulf of Mexico has reduced the universe of economically viable vessels available to be utilized in Southeast Asia. Past practice has been for U.S. operators to transfer vessels out of the Gulf of Mexico to work out their remaining useful lives in the Southeast Asia market. In recent years, however, there has been pressure (most notably from Malaysia) to upgrade offshore support vessel capabilities by establishing limits on the age of vessels working in certain countries' territorial waters and encouraging construction of new vessels designed particularly to operate in this region.

     In the Gulf of Mexico, there is currently little vessel attrition because day rates are at levels that make substantial rehabilitation economic even with relatively moderate extensions of vessel life. At the same time, there have been announcements of meaningful new construction activity for Gulf of Mexico vessels. An increase in the supply of Gulf of Mexico vessels may increase the supply of vessels in Southeast Asia, although not all vessels currently operating in the Gulf of Mexico would be able to operate in the Southeast Asia market. Furthermore, transferring a vessel from the Gulf of Mexico market to Southeast Asia would involve significant cash and opportunity costs.

     The Southeast Asia market differs country by country, but the competitive environment is broadly characterized by a large number of small companies, in contrast to many of the other major offshore exploration and production areas of the world, where a few large operators dominate the market. Affiliations and joint ventures with local companies are generally necessary to maintain a viable marketing presence. The Company's management has been involved in the region since the mid-1970s, and the Company currently maintains long-standing business relationships with a number of local companies.

     Vessels in this market are typically smaller than in certain other areas, such as the North Sea. Yet, the varying weather conditions, annual monsoons and long distances between supply centers in Southeast Asia have allowed for a variety of vessel designs to compete in this market, each suited for a particular set of operating parameters.

     Indonesia is the only member of OPEC in the region. Oil and natural gas exploration activity in Indonesia has historically focused on oil exploration. Vessel demand in this country softened in 1992, as exploration activities were reduced while some of the major oil companies renegotiated their production royalty and tax structures with local authorities. This reversed somewhat in 1993 and 1994, as some agreements were reached. However, in 1995, the oil companies pressed for further modifications to their production royalty and tax structures and reduced their exploration budgets, resulting in lower-than-expected activity in 1995 and only marginal improvement in 1996 and into early 1997.

     The rapid economic growth of many countries in the Pacific Rim has resulted in increased demand for energy and a related increase in oil and natural gas exploration. Decisions by local governments to implement policies that will reduce dependence on energy supplies from the Middle East have stimulated additional interest in exploration in Southeast Asia. Virtually every country in the region has known or potential reserves for oil and natural gas. However, exploration activity suffered during 1993 and 1994, when oil prices declined, and has been slow to recover. Exploration budgets for the region appear to be higher for 1997, but there has been a reduction in available drilling rigs because rigs have been redeployed to meet demand that has accelerated faster in other areas of the world.

THE BRAZILIAN MARKET


     In May 1995, the Seapower returned to Brazil to begin working under a two-year contract (which has recently been extended through May 1999) with Petrobras, the Brazilian national oil company. Although, in the past, Brazil has experienced periods of high inflation and changing political climates, the Company has experienced no problems with its operations in this market. As the Brazilian government continues to privatize the oil and natural gas industry, the Company expects that additional charter opportunities may become available.


     Similar to the North Sea, the Offshore Marine Services market in Brazil requires a large number of highly sophisticated vessels due to the harsh operating environment. The Company's ability to secure (and subsequently renew) a multi-year commitment payable substantially in U.S. Dollars is an example of the terms and conditions offered to attract such high quality vessels.

                                  THE COMPANY
THE COMPANY'S FLEET


     The fleet includes 30 vessels, 21 of which are owned (19 are mortgaged under various debt agreements), two are bareboat chartered and seven are under management. The following table summarizes information as of June 30, 1997 with respect to each of these vessels, as well as three additional vessels currently under construction: the Leopard Bay, an AHTS vessel being built for Sanko Shipping to be bareboat chartered by the Company, the Gallant Project and the Highland Rover. Each of these vessels is scheduled to be delivered in 1998.


                                                                  YEAR    LENGTH
    LOCATION                VESSEL            TYPE(A)   FLAG     BUILT    (FEET)   BHP(B)   DWT(C)
    --------                ------            -------  -------  --------  ------   ------   ------
CHARTERED
  North Sea       Leopard Bay(d)              AHTS     TBD      1998(d)    241     15,000   2,900
OWNED
  TBD             Gallant Project(e)          TBD      TBD      1998(e)    TBD       TBD      TBD
  North Sea       Highland Rover(f)           LgPSV    UK       1998(f)    236     5,450    3,700
  North Sea       Highland Drummer            LgPSV    UK       1997       221     5,450    3,115
  North Sea       Highland Piper              LgPSV    UK       1996       221     5,450    3,115
  North Sea       Highland Pride              LgPSV    UK       1992       265     6,600    4,000
  North Sea       Highland Star               LgPSV    UK       1991       265     6,600    4,000
  North Sea       Highland Fortress           LgPSV    UK       1982       255     6,120    3,200
  North Sea       Highland Warrior            LgPSV    Bermuda  1981       265     5,300    3,890
  North Sea       Highland Champion           LgPSV    UK       1979       265     4,800    3,320
  North Sea       Highland Legend             PSV      UK       1986       194     3,590    1,442
  North Sea       Highland Sprite             PSV      UK       1986       194     3,590    1,442
MANAGED
  North Sea       Sea Truck                   LgPSV    UK       1979       266     4,600    2,477
  North Sea       North Prince                LgPSV    UK       1978       259     6,000    2,717
  North Sea       Clwyd Supporter             SpV      UK       1984       266     10,700   1,400
  North Sea       Sefton Supporter            SpV      UK       1971       250     1,620    1,233
  North Sea       Portosalvo                  AHTS     UK       1982       227     12,750   2,085
  North Sea       Safe Truck                  LgPSV    UK       1996       221     5,450    2,800
  North Sea       Gargano                     AHTS     UK       1975       211     8,480    1,374
OWNED
  Southeast Asia  Sem Courageous              SmAHTS   Malaysia 1981       191     4,000    1,000
  Southeast Asia  Sem Valiant                 SmAHTS   Malaysia 1981       191     4,000    1,000
  Southeast Asia  Seawhip                     SmAHTS   Panama   1983       192     3,900    1,200
  Southeast Asia  Seawitch                    SmAHTS   Panama   1983       192     3,900    1,200
  Southeast Asia  Sea Explorer                SmAHTS   Panama   1981       192     5,750    1,420
  Southeast Asia  Sea Diligent                SmAHTS   Panama   1981       192     4,610    1,219
  Southeast Asia  Sea Endeavor                SmAHTS   Panama   1981       191     4,000    1,000
  Southeast Asia  Sea Conquest                SmAHTS   Panama   1977       185     3,850    1,142
  Southeast Asia  Sea Searcher                SmAHTS   Panama   1976       185     3,850    1,215
  Southeast Asia  Sea Eagle                   SmAHTS   Panama   1976       185     3,850    1,215
  Southeast Asia  Searunner                   Crew     US       1982       120     2,720      126
CHARTERED
  Southeast Asia  SeaMark South Carolina(g)   SmAHTS   Panama   1983       180     3,000    1,000
  Southeast Asia  SeaMark Mississippi(g)      PSV      Panama   1982       180     2,250    1,000
OWNED
  Brazil          Seapower                    SmAHTS   Panama   1974       222     7,040    1,205

---------------

(a) Legend:

      LgPSV -- Large platform supply (UT 705s and UT 755s)
      PSV -- Platform supply vessel
      AHTS -- Anchor handling, towing and supply vessel
      SmAHTS -- Small anchor handling, towing and supply vessel
      Crew -- Crewboat
      SpV -- Specialty vessel, including towing and oil spill response TBD -- To be determined

(b) Brake horsepower.

(c) Deadweight tons.

(d) This North Sea class AHTS vessel is being built for Sanko Shipping and will be bareboat chartered to the Company for up to five years. The Company anticipates this vessel will be delivered in July 1998.

(e) The Company recently acquired this unfinished supply vessel hull, for which design and shipyard pricing have already commenced. The Company anticipates this vessel will be delivered in 1998.

(f) This modified and extended UT 755 design PSV is under construction and is expected to be delivered in March 1998.

(g) The SeaMark South Carolina and SeaMark Mississippi are bareboat chartered (with a purchase option) through August 1998 to SeaMark Ltd., a Panamanian corporation owned 51% by the Company and 49% by the vessels' owners.

     The vessels in the fleet are capable of transporting supplies and personnel to offshore drilling platforms and rigs, production platforms and other installations. Twenty of the 21 owned vessels are used primarily for carriage of cargo. Seven of those 20 vessels are large PSVs, capable of supporting offshore construction in the North Sea or large capacity platform supply duties. Ten owned vessels are capable of performing light anchor handling and towing services for moving rigs and platforms between locations. The crewboat is smaller in length and is used primarily to transport crews to and from offshore facilities.

     The fleet summarized above includes GulfMark's most modern, technologically sophisticated vessel to date, the Highland Rover, a modified and extended (236') UT 755 design PSV currently under construction and scheduled to be delivered in March 1998. In addition to the standard capabilities of the technologically advanced UT 755 design, the Highland Rover will be equipped with a computer controlled maneuvering system (also known as dynamic positioning) and will be capable of launching ROVs through a specialized "moon pool."

     The table also reflects the Company's recent purchase of an unfinished supply vessel hull, the Gallant Project, for which design and shipyard pricing have already commenced. The Company anticipates that delivery of this vessel will be in 1998. The hull could be completed as a PSV or an AHTS vessel, although the Company currently believes that the most attractive potential application may be as a multi-purpose support vessel for the FPSO market. For a variety of economic reasons, exploration and production companies are increasingly employing FPSO structures in lieu of conventional fixed platform installations. The FPSO market typically employs more technologically advanced vessels capable of performing multiple functions, potentially under longer term (even "life of field") charters. The Company believes that the low cost (estimated at $11-14 million) and early delivery date of the Gallant Project should provide a significant competitive advantage in serving the growing FPSO market.

CUSTOMERS, CHARTER TERMS AND COMPETITION


     The Company's principal customers are major integrated oil companies and large independent oil and natural gas exploration and production companies working in international markets, as well as foreign government owned or controlled organizations and companies that provide logistic, construction and other services to such oil companies and foreign government organizations. During 1996, as a result of multiple charters in the ordinary course of business, two customers each accounted for 10% or more of total consolidated revenues: ASCO, at 15%, and Shell, at 14%. For the six months ended June 30, 1997, approximately 18%, 16%, 12% and 10% of the Company's total revenues were received from Shell, ASCO, Marathon and European Marine Contractors, respectively. ASCO is a logistics coordinator primarily serving major international oil companies (such as British Petroleum, Conoco and Amoco). European Marine Contractors is a construction company jointly owned by Brown & Root and Saipem, a subsidiary of ENI, the Italian national oil company. The charters with these customers are industry standard time charters. The charters involved various of the Company's vessels for periods ranging from just a few days or months to, in one case, one year. The charters are generally not cancelable except for unsatisfactory performance by the vessel. The loss of a major customer could have a material adverse effect on the Company's financial condition and results of operations until a replacement is obtained.


     As of June 30, 1997, 12 of the Company's owned and bareboat chartered vessels are on term charters with initial charter periods of one year or longer. Ten are on charters of less than one year but over 30 days and one of the vessels is on a charter of less than 30 days.

     Substantially all of the Company's charters are denominated in Sterling and U.S. Dollars. The Company reduces currency risk by matching each vessel's operating expenses to the currency in which it generates revenue. See "Risk Factors -- Currency Fluctuations" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Currency Fluctuations and Inflation."

     Offshore Marine Services companies compete principally on the basis of suitability of equipment, price and service. Also, in certain foreign countries, preferences are given to vessels owned by local companies. The Company has attempted to mitigate some of the impact of such preferences through affiliations and joint ventures with local companies.

     The Company competes with approximately 20 similar companies in the North Sea market and numerous small and large competitors in the Southeast Asia market. Some of these competitors have significantly greater financial resources than the Company.

ENVIRONMENTAL AND GOVERNMENT REGULATION

     All of the Company's vessels are subject to various international conventions, including certain safety, environmental and construction standards. Among the more significant of the conventions applicable to the fleet are: (i) the International Convention for the Prevention of Pollution of the Sea, 1973, 1979 Protocol, (ii) the International Convention on the Safety of Life at Sea, 1974, 1978 and 1981/1983 Protocol, and (iii) the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers. These regulations govern oil spills and other matters of environmental protection, worker health and safety and the manning, construction and operation of vessels. The Company believes that it presently is in material compliance with the environmental laws and regulations to which the Company's operations are subject. In addition, the countries under which the vessels are flagged require certain periodic inspections and drydock examinations. Generally, surveys and inspections are performed by internationally recognized classification societies. Most of the owned vessels are flagged in Panama, the United Kingdom or Malaysia. The Company is not a party to any pending environmental litigation or other proceeding, and is unaware of any threatened environmental litigation or proceeding which, if adversely determined, would have a material adverse effect on the financial condition or results of operations of the Company. However, the risks of incurring substantial compliance costs and liabilities and penalties for noncompliance are inherent in Offshore Marine Service operations. There can be no assurance that significant costs, liabilities, and penalties will not be incurred by or imposed on the Company in the future. See "Risk Factors -- Environmental and Government Regulation."

OPERATIONAL RISKS AND INSURANCE

     The operation of offshore support vessels is subject to various risks, such as catastrophic marine disasters, adverse weather conditions, mechanical failures, collisions, oil and hazardous substance spills and navigation errors, all of which represent a threat to the safety of personnel and to the Company's vessels, cargo, equipment and other property, as well as the environment. All of the Company's operations are in foreign waters and, as such, are subject to the usual risks inherent in doing business in foreign countries. Such risks include political instability, possible vessel seizure, nationalization of assets, currency restrictions, exchange rate fluctuations, import/export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. The occurrence of any of these events could result in loss of revenue, casualty loss, increased costs or significant liability to third parties.

     The Company maintains insurance coverage against the casualty and liability risks listed above which management considers to be adequate based on industry standards and the value of the fleet, including hull and machinery insurance for the vessels, protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution and other customary insurance. The Company has not in the past experienced a loss in excess of policy limits. There can be no assurance, however, that such insurance coverage will be adequate to cover losses that the Company may incur or that adequate insurance rates that the Company considers commercially reasonable will continue to be available. See "Risk Factors -- Operational Risks and Insurance" and
" -- Reliance on Foreign Operations."

SEASONALITY OF BUSINESS

     The operations of the fleet are subject to seasonal factors. Operations in the North Sea are generally at their highest level during the months from April to August and at their lowest levels during November to February. Vessels operating in Southeast Asia are generally at their lowest utilization rates during the monsoon season, which moves across the Asian continent between September and early March. The actual monsoon season for a specific Southeast Asia location is about two months. In addition, operations in any market may be affected by unusually long or short construction seasons due to, among other things, abnormal weather conditions.

EMPLOYEES

     At December 31, 1996, the Company had 539 employees located in the United States, the United Kingdom, Southeast Asia and Brazil. Through its contract with a crewing agency, it participates in collective bargaining arrangements with approximately 352 employees working on its North Sea vessels under agreements covering one-to-two year periods. The Company has no other collective bargaining agreements. Relations with the employees are considered satisfactory. To date, the operations of neither the Company nor its Predecessor have been interrupted by strikes or work stoppages.

PROPERTIES

     The principal executive offices for the Company are located in Houston, Texas, while operations are headquartered in Lafayette, Louisiana. For local support, the Company has offices and warehouse facilities in Singapore and Aberdeen, Scotland. All facilities except the one in Aberdeen, Scotland are under lease. The Company's operations generally do not require highly specialized facilities, and suitable facilities are generally available on a lease basis as required.

LEGAL PROCEEDINGS

     Various legal proceedings and claims that arise in the ordinary course of business may be instituted or asserted against the Company relating to the Offshore Marine Services operations. Although the outcome of litigation cannot be predicted with certainty, management believes, based on discussions with its legal counsel and in consideration of reserves recorded, that the outcome of these legal actions will not have a material adverse effect upon the consolidated financial position and results of operations of the Company. As of the date hereof, no claims have been made against the Company pursuant to the indemnities described below under "-- Distribution Agreement Obligations and Indemnities." The Company cannot predict whether any such claims may be made in the future.

DISTRIBUTION AGREEMENT OBLIGATIONS AND INDEMNITIES

     Indemnification Obligations to EVI. The Company has agreed under the Distribution Agreement to indemnify, defend and hold the Predecessor, EVI and their respective officers, directors, employees, agents and assigns harmless from and against any and all liabilities or environmental liabilities (including, without limitation, reasonable fees and expenses of attorneys, accountants, consultants and experts) that such parties incur, are subject to a claim for, or are subject to, that are based upon, arising out of, relating to or otherwise in respect of: (i) any breach of any covenant or agreement of the Company contained in the Distribution Agreement or any other agreement contemplated thereby; (ii) the acts or omissions of the Predecessor or any of its current or past subsidiaries or affiliated companies ("Predecessor Companies"), including Ercon, on or before the effective time of the Distribution; (iii) the acts or omissions of any Predecessor Company (other than Ercon), the Company or any of the Company's affiliates or the conduct of any business by them on or after the effective time of the Distribution; (iv) the Assumed Liabilities (as defined below) under the Distribution Agreement; (v) the assets being contributed to the Company, regardless of the Predecessor's or any Predecessor Company's prior use of any such asset; (vi) the conveyance, assignment, sale, lease or making available of such assets; (vii) the conveyance, assignment, sale, merger or contribution of the stock or share capital or assets of Ercon to the Predecessor; (viii) any taxes as a result of the Contribution, the Distribution or the Merger subsequently being determined to be a taxable transaction for foreign, Federal, state or local law purposes, regardless of the theory or reason for the transactions being subject to tax;
(ix) any and all amounts for which the Predecessor or EVI may be liable on account of any claims, administrative charges, self-insured retentions, deductibles, retrospective premiums or fronting provisions in insurance policies, including as the result of any uninsured period, insolvent insurance carriers or exhausted policies, arising from claims by the Predecessor's or any Predecessor Company's affiliates, or the employees of any of the foregoing, or claims by insurance carriers of the Predecessor or any Predecessor Company for indemnity arising from or out of claims by or against the Predecessor or any Predecessor Company for acts or omissions of the Predecessor or any Predecessor Company, or related to any current or past business of the Predecessor or any Predecessor

Company or any product or service provided by the Predecessor or any Predecessor Company in whole or part prior to the effective time of the Distribution; (x) any liability under the Consolidated Omnibus Budget Reconciliation Act of 1986 with respect to any employees of the Predecessor or any Predecessor Company who become employees of the Company after the Distribution; (xi) any settlements or judgments in any litigation commenced by one or more insurance carriers against the Predecessor or EVI on account of claims by the Company or any Predecessor Company or employees of the Company or any Predecessor Company; (xii) any and all liabilities incurred by the Predecessor or EVI pursuant to its obligations hereunder in seeking to obtain or obtaining any consent or approval to assign, transfer or lease any interest in any asset or instrument, contract, lease, permit or benefit arising thereunder or resulting therefrom; (xiii) any liability relating to the failure to comply with any bulk sales or transfer laws in connection herewith or with any of the other agreements contemplated hereby;
(xiv) the on-site or off-site handling, storage, treatment or disposal of any Waste Materials (as defined below) generated by the Predecessor or any Predecessor Company on or prior to the effective time of the Distribution or any Predecessor Company (other than Ercon) at any time; (xv) any and all Environmental Conditions (as defined below) on or prior to the effective time of the Distribution, known or unknown, existing on, at or underlying any of the properties owned, leased or operated by the Predecessor or Ercon on or after the effective time of the Distribution; (xvi) any and all Environmental Conditions, known or unknown, existing on, at or underlying any of the properties currently or previously owned or operated by the Predecessor or any Predecessor Company other than the properties owned, leased or operated by the Predecessor or Ercon after the effective time of the Distribution; (xvii) any acts or omissions on or prior to the effective time of the Distribution of the Predecessor or any Predecessor Company relating to the ownership or operation of the business of the Predecessor or any Predecessor Company or the properties currently or previously owned or operated by the Predecessor or any Predecessor Company; (xviii) any liability relating to any claim or demand by any stockholder of the Predecessor or EVI with respect to the Contribution, the Distribution, the Merger or the transactions relating thereto; and (xix) any liability relating to the Predecessor's 401(k) Plan and the other employee benefit or welfare plans of the Predecessor or any Predecessor Company arising out of circumstances occurring on or prior to the effective time.

     Covenants of the Company Relating to the EVI Indemnification. The Company agreed in the Distribution Agreement that it will not, and will cause its subsidiaries not to, merge, convert into another entity, engage in a share exchange for a majority of its shares, liquidate or transfer, assign or otherwise convey or allocate, directly or indirectly, in one or more transactions, whether or not related, a majority of the Company's assets (determined in good faith by a board resolution prior to the transaction on a fair value and consolidated basis) to any person unless the acquiring person (i) expressly assumes the obligations of the Company under the Distribution Agreement, (ii) executes and delivers to the Predecessor and EVI an agreement agreeing to be bound by each and every provision of the Distribution Agreement as if the acquiring person were the Company and (iii) has a net worth on a pro forma basis after giving effect to the acquisition or business combination equal to or greater than that of the Company (on a consolidated basis).

     Certain Definitions Under the Distribution Agreement. For purposes of the Distribution Agreement, the following terms have the following meanings:

     "Assumed Liabilities" means any and all liabilities and environmental liabilities other than the Predecessor Retained Liabilities (as defined below) to which the Predecessor or any of the assets being contributed to the Predecessor may now or at any time in the future become subject (whether directly or indirectly, including by reason of the Predecessor or any Predecessor Company, excluding Ercon, owning, controlling or operating any business or assets of any person (including any current or past affiliate)), resulting from, arising out of or relating to (i) any Predecessor Company, (ii) any taxes to which the Predecessor or any Predecessor Company may be obligated for periods ending on or before the effective time of the Distribution, (iii) any obligation, matter, fact, circumstance or action or omission by any person in any way relating to or arising from the business, operations or assets of the Predecessor or Ercon that existed on or prior to the effective time of the Distribution, (iv) any product or service provided by the Predecessor or any Predecessor Company prior to the effective time of the Distribution, (v) the Contribution, the Distribution, the Merger or any of the other transactions contemplated by the Distribution Agreement, (vi) previously conducted operations of the Predecessor or any Predecessor Company or (vii) the assets contributed to the Company.

     "Environmental Conditions" means any pollution, contamination, degradation, damage or injury caused by, related to, arising from or in connection with the generation, handling, use, treatment, storage, transportation, disposal, discharge, release or emission of any Waste Materials.

     "Environmental Laws" means all laws, rules, regulations, statutes, ordinances, decrees or orders of any governmental entity now or at any time in the future in effect relating to (i) the control of any potential pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation and (iii) exposure to hazardous, toxic or other substances alleged to be harmful. The term "Environmental Laws" includes, without limitation, (1) the terms and conditions of any license, permit, approval or other authorization by any governmental entity and (2) judicial, administrative or other regulatory decrees, judgments and orders of any governmental entity. The term "Environmental Laws" includes, but is not limited to the following statutes and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. sec. 7401 et seq., the Clean Water Act, 33 U.S.C. sec. 1251 et seq., the Resource Conservation Recovery Act, 42 U.S.C. sec. 6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. sec. 11011 et seq., the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., the Water Pollution Control Act, 33 U.S.C. sec. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601, et seq., and any state, county or local regulations similar thereto.

     The "Predecessor Retained Liabilities" means, and is limited solely to, (i) accounts payable relating to the business of Ercon that are reflected on the balance sheet of the Predecessor at the effective time of the Distribution, (ii) accounts payable reflected on the balance sheet of the Predecessor at the effective time of the Distribution and agreed to by EVI and (iii) the obligations of the Predecessor and Ercon that arise after the effective time of the Distribution (other than obligations relating to matters existing or occurring on or prior to the effective time of the Distribution and indemnification, warranty and product liability, wrongful death or property claims associated with actions or omissions prior to the effective time of the Distribution or any business conducted prior to the effective time of the Distribution), including those obligations set forth under the express terms of the contracts of the Predecessor relating to the operations of Ercon.

     "Waste Materials" means any (i) toxic or hazardous materials or substances,
(ii) solid wastes, including asbestos, polychlorinated biphenyls, mercury, buried contaminants, chemicals, flammable or explosive materials, (iii) radioactive materials, (iv) petroleum wastes and spills or releases of petroleum products and (v) any other chemical, pollutant, contaminant, substance or waste that is regulated by any governmental entity under any Environmental Law (as defined above).

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the Company's executive officers and directors. Unless otherwise indicated, (i) the business address for each person listed below is GulfMark Offshore, Inc., 5 Post Oak Park, Suite 1170, Houston, Texas 77027-3414, and (ii) each individual listed below is a citizen of the United States. All of the directors of the Company are elected annually.


               NAME                 AGE                    CURRENT POSITION
               ----                 ---                    ----------------
David J. Butters..................  56    Chairman of the Board
Bruce A. Streeter.................  48    Director, President and Chief Operating Officer
Norman G. Cohen...................  75    Director
Marshall A. Crowe.................  76    Director
Louis S. Gimbel, 3rd..............  68    Director
Robert B. Millard.................  47    Director
Frank R. Pierce...................  47    Executive Vice President, Secretary and Treasurer
John E. Leech.....................  44    Vice President
Kevin D. Mitchell.................  29    Controller and Assistant Secretary


     David J. Butters is Chairman of the Board and a member of the Executive and Audit Committees. He is a Managing Director of Lehman Brothers, an investment banking firm and division of Lehman Brothers Inc., which is a subsidiary of Lehman Brothers Holdings Inc., where he has been employed for more than the past five years. Mr. Butters is currently Chairman of the Board of EVI, a director of Anangel-American Shipholdings, Ltd. and a member of the Board of Advisors of Energy International, N.V. Mr. Butters has served as a director of the Company since its formation in 1996 and served as a director of the Predecessor from 1989 until the Merger.

     Bruce A. Streeter was elected President of the Predecessor's Marine Division in November 1990 and continued in that capacity up to the effective time of the Merger. Prior to November 1990, he was with Offshore Logistics, Inc. for a period of 12 years, serving in a number of capacities including General Manager, Marine Division. Mr. Streeter has served as President and Chief Operating Officer of the Company since January 1997. Mr. Streeter was elected a director of the Company in April 1997.

     Norman G. Cohen is Chairman of the Audit and Compensation Committees. He has served as President of Norman G. Cohen, Inc., consultants and mortgage lenders, for more than five years and is a director of Brewster Wallcovering Co., Randolf, Massachusetts. Mr. Cohen is a partner in Orie Co., a private investment company, and former Chairman of the National Parks and Conservation Association. Mr. Cohen has served as a director of the Company since its formation in 1996 and served as a director of the Predecessor from 1972 until the Merger.

     Marshall A. Crowe serves as a member of the Audit Committee. Since January 1978, Mr. Crowe has served as President of M. A. Crowe Consultants, Inc., providing consulting services in the energy and financial fields. For four years prior thereto, he was Chairman of the National Energy Board of Canada and was previously Chairman of the Board of Canada Development Corporation, which was engaged in the business of making equity investments in Canadian enterprises. Mr. Crowe is also of counsel at Johnston & Buchan, barristers and solicitors, Ottawa, Canada. Mr. Crowe has served as a director of the Company since its formation in 1996 and served as a director of the Predecessor from 1978 until the Merger. Mr. Crowe is a Canadian citizen.


     Louis S. Gimbel, 3rd is a member of the Executive and Compensation Committees. He is President, Chief Executive Officer and a Director of S. S. Steiner, Inc., Chairman of the Board of Hops Extract Corporation and Co-Manager of Stadelman Fruit LLC. He has been employed by S. S. Steiner, Inc. for more than the past five years. S. S. Steiner, Inc. is engaged in the farming, trading, processing, importing and exporting of hops and other specialty crops. Mr. Gimbel has served as a director of the Company since its formation in 1996 and served as a director of the Predecessor from 1970 until the Merger.

     Robert B. Millard is a member of the Executive Committee. He is a Managing Director of Lehman Brothers Inc., where he has been employed for more than the past five years. Mr. Millard also serves as a director of EVI. Mr. Millard has served as a director of the Company since its formation in 1996 and served as a director of the Predecessor from 1989 until the Merger.

     Frank R. Pierce was elected Executive Vice President, Secretary and Treasurer of the Predecessor in December 1990, serving in that capacity up to the effective time of the Merger. Mr. Pierce had been employed by the Predecessor since July 1987, serving as its Vice President, Finance until December 1990. Mr. Pierce was elected Executive Vice President, Secretary and Treasurer of the Company in January 1997.

     John E. Leech was elected Vice President of the Company in January 1997. He served as Vice President of the Predecessor's Marine Division from its formation in November 1990 up to the effective time of the Merger. Prior to November 1990, Mr. Leech was with Offshore Logistics, Inc. for a period of 15 years, serving in a number of capacities, including Manager, Domestic Operations and International Operations Manager.

     Kevin D. Mitchell was elected Controller and Assistant Secretary of the Predecessor in September 1996, serving in that capacity up to the effective time of the Merger. Prior to that, he served as controller for one year with E-Stamp Corporation, a start-up software company, having previously completed five years with Arthur Andersen LLP. Mr. Mitchell was elected Controller and Assistant Secretary of the Company in January 1997.

COMMITTEES AND MEETINGS OF DIRECTORS

     The standing committees of the Board of Directors of the Company are the Executive Committee, the Audit Committee and the Compensation Committee. The function of each of these three committees is described and the members of each are listed below. During the year ended December 31, 1996, the Predecessor's Board of Directors met five times, the Audit Committee met three times and the Compensation Committee met twice. During 1996, each director attended 100% of the combined meetings of the Predecessor's Board of Directors and the committees of the Board on which he served, except Mr. Gimbel, who attended 80% of such meetings.

     Messrs. Butters, Cohen and Crowe are the current members of the Company's Audit Committee. The Audit Committee makes recommendations to the Board concerning the selection and discharge of the Company's independent auditors, reviews professional services performed by the auditors, the results of their audit engagement and the fees charged for services performed by the auditors and evaluates the Company's system of internal accounting controls.

     Messrs. Cohen and Gimbel are the current members of the Company's Compensation Committee, the principal functions of which are to recommend to the Board of Directors the salaries to be paid to the officers of the Company and to administer the compensation and benefit plans of the Company.

     Messrs. Butters, Gimbel and Millard are the current members of the Executive Committee, which acts on behalf of the Board between regularly scheduled meetings of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee of the Company is or was an officer or employee of the Company or had any relationship requiring disclosure under applicable rules, except that Mr. Butters has a retainer arrangement with the Company pursuant to which Mr. Butters receives $6,250 per month for serving as Chairman of the Board of the Company. In 1996, Mr. Butters received $90,500 in director fees and retainers from the Predecessor.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

     Retainer Arrangements. Each non-employee director of the Company is paid $1,000 for each meeting of the Board of Directors and $500 for each committee meeting he attends. In addition, a $2,000 retainer is paid to each non-employee director of the Company for each quarter of the year in which such director serves as a director. The Company has a retainer arrangement with Mr. Butters pursuant to which he receives $6,250 per month for serving as Chairman of the Board. Total compensation paid by the Predecessor in 1996 to the non-employee directors, including director fees and retainers, was $90,500 for Mr. Butters, $16,000 for Mr. Cohen, $15,000 for Mr. Crowe, $12,500 for Mr. Gimbel and $13,000 for Mr. Millard. In addition, the Company furnishes Messrs. Cohen, Crowe and Gimbel with a $250,000 life insurance policy. Premiums paid by the Predecessor during 1996 for such policies were $12,757 for Mr. Cohen, $15,428 for Mr. Crowe and $6,805 for Mr. Gimbel.

     Director Stock Option Plans. On December 8, 1993, each of the Company's current directors received options to purchase shares of the Predecessor's common stock under the Amended and Restated 1993 Non-Employee Director Stock Option Plan (the "Director Plan"). An additional grant of stock options was made to each director serving on the Predecessor's Board of Directors on March 18, 1996.


     The Company assumed the Director Plan on the date of the Distribution. Pursuant to the equitable adjustment provisions of the Director Plan, each outstanding stock option previously granted pursuant to the Director Plan was converted to an option to acquire shares of the Company's Common Stock and was adjusted to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share. In addition, the number of shares of Common Stock covered by the automatic grant provisions of the Director Plan was doubled to reflect the Distribution. Accordingly, each non-employee director will receive options to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of such shares of Common Stock on the date of grant, upon his re-election as a director at the Company's annual stockholders' meetings in 1999, 2002 and 2005. As of June 30, 1997, there were 221,121 option shares outstanding under the Director Plan and 300,000 shares available for grant upon the election of a new director or under the automatic grant provisions discussed above.



     In 1988, the Predecessor adopted the 1988 Non-Employee Director Option Policy (the "Director Policy"), under which each non-employee director of the Predecessor was granted options to purchase shares of Common Stock of the Predecessor. Each of the Company's current directors, except Mr. Streeter, has received options under this arrangement. As of the effective time of the Distribution, the Company assumed and adjusted the outstanding stock options issued pursuant to this policy to preserve the aggregate intrinsic value of each option and the ratio of exercise price to market value per share. As of June 30, 1997, there were 49,136 option shares outstanding under the Director Policy. There are no further option shares available for grant under this policy.



     Employee Plan. The 1987 Stock Option Plan (the "Employee Plan") was adopted by the Board of Directors of the Predecessor on May 20, 1987, and approved by the Predecessor's stockholders on May 18, 1988. A total of 200,000 shares of the Predecessor's common stock was initially reserved for issuance thereunder. The Employee Plan expired for future grant purposes on May 20, 1997. On June 30, 1997, there were 227,389 option shares outstanding under the Employee Plan.


     As of the effective time of the Distribution, the Company assumed the Employee Plan, and pursuant to the equitable adjustment provisions of the Employee Plan, each outstanding stock option previously granted pursuant to the Employee Plan was converted into or exchanged for an option to acquire shares of the Company's Common Stock. The number of shares of Common Stock subject to, and the exercise price of, each such option assumed were adjusted to preserve the aggregate intrinsic value of each option and the ratio of the exercise price to market value per share.

     The Employee Plan is administered by the Compensation Committee of the Board of Directors, currently consisting of Messrs. Cohen and Gimbel. The Employee Plan contains appropriate provisions to assure that the Compensation Committee satisfies the non-employee director administration provisions of
Section 16(b) of the Exchange Act and the rules promulgated thereunder. The Compensation Committee has sole authority to select employees who are to be granted options and the number of shares to be issued under each option. The Compensation Committee is authorized to interpret the Employee Plan and may adopt such rules and regulations as it may deem advisable to carry out the Employee Plan. All decisions made by the Compensation Committee in selecting employees for option grants and the number of shares issued under each option are final.

     The aggregate compensation paid by the Predecessor for services rendered during the last three years in all capacities to each of the highest paid executive officers whose total annual salary and bonus exceeded $100,000 during the year ended December 31, 1996 was as follows:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                              COMPENSATION
                                            ANNUAL COMPENSATION                  AWARDS
                                -------------------------------------------    SECURITIES
           NAME AND                                          OTHER ANNUAL      UNDERLYING     ALL OTHER
      PRINCIPAL POSITION        YEAR    SALARY     BONUS    COMPENSATION(A)    OPTIONS(B)    COMPENSATION
      ------------------        ----   --------   -------   ---------------   ------------   ------------
Bruce A. Streeter.............  1996   $175,000   $75,000      $     --          39,310         $2,848(c)
  President                     1995   $140,000   $70,000      $     --              --         $2,765
                                1994   $135,000   $50,000      $     --              --         $2,708
Frank R. Pierce...............  1996   $135,000   $25,000      $     --           9,828         $1,755(c)
  Executive Vice President,     1995   $130,000   $15,000      $     --              --         $1,706
  Secretary and Treasurer       1994   $125,000   $ 8,000      $     --              --         $1,663
John E. Leech.................  1996   $120,000   $50,000      $     --          19,656         $2,623(c)
  Vice President                1995   $110,000   $45,000      $     --              --         $2,550
                                1994   $105,000   $35,000      $     --              --         $2,525

---------------

(a) Other annual compensation excludes perquisites and other benefits because the aggregate amount of such compensation was less than 10% of the combined total for salary and bonus.

(b) As adjusted to preserve the aggregate intrinsic value of the options and the ratio of exercise price to market value per share on the date of the Distribution.

(c) Includes matching contributions made by the Predecessor pursuant to its 401(k) savings plan of $1,900, $1,755 and $1,875 for Messrs. Streeter, Pierce and Leech, respectively, and premiums associated with a $500,000 split-dollar life insurance policy of $948 and $748 for Messrs. Streeter and Leech, respectively.

     The Company expects to enter into employment agreements with Messrs. Streeter and Leech, effective as of July 1, 1997, pursuant to which Mr. Streeter will be entitled to be employed as President of the Company and to receive an annual salary of not less than $180,000 for each year during the three-year term of the agreement and Mr. Leech will be entitled to be employed as a Vice President of the Company and to receive an annual salary of not less than $125,000 for each year during the two-year term of the agreement. In addition to annual salary, Messrs. Streeter and Leech may receive a bonus at the sole discretion of the Company. Prior to a change of control of the Company or more than twelve months after a change of control of the Company, any termination of Messrs. Streeter's or Leech's employment without cause, or his resignation in certain circumstances, would entitle him to the payment of his annual salary for the time remaining under the term of his employment agreement and the proportionate share of his annualized bonus for the previous fiscal year for the time remaining under the term of his employment agreement, together with certain other benefits and any unpaid salary, bonus amount, deferred compensation and vacation pay accrued to the date of termination. Upon a change of control of the Company, Mr. Streeter would be entitled to the payment of two times his annual salary and two times his annualized bonus for the previous fiscal year. Within twelve months after a change of control of the Company, any termination of Mr. Streeter's employment without cause, or his resignation in certain circumstances, would entitle Mr. Streeter to the payment of two times his annual salary and two times his annualized bonus for the previous fiscal year, together with certain other benefits and any unpaid salary, bonus amount, deferred compensation and vacation pay accrued to the date of termination, less any amount paid to Mr. Streeter under the agreement upon the change of control. Within twelve months after a change of control of the Company, any termination of Mr. Leech's employment without cause, or his resignation in certain circumstances, would entitle Mr. Leech to the payment of his annual salary and his annualized bonus for the previous fiscal year, together with certain other benefits and any unpaid salary, bonus amount, deferred compensation and vacation pay accrued to the date of termination.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                  INDIVIDUAL GRANTS                                      POTENTIAL REALIZABLE
-------------------------------------------------------------------------------------      VALUE AT ASSUMED
                                NUMBER OF       $ OF TOTAL                               ANNUAL RATES OF STOCK
                               SECURITIES      OPTIONS/SARS    EXERCISE                 PRICE APPRECIATION FOR
                               UNDERLYING       GRANTED TO     OR BASE                        OPTION TERM
                             OPTIONS/SARS(A)   EMPLOYEES IN     PRICE      EXPIRATION   -----------------------
          NAME(B)             GRANTED(#)(C)    FISCAL YEAR    ($/SH)(C)       DATE        5%($)        10%($)
          -------            ---------------   ------------   ----------   ----------   ----------   ----------
Bruce A. Streeter..........      39,310           47.1%        $5.3675      03-18-06      $132,697     $336,280
Frank R. Pierce............       9,828           11.8%        $5.3675      03-18-06      $ 33,174     $ 84,070
John E. Leech..............       9,828           11.8%        $5.3675      03-18-06      $ 33,174     $ 84,070
John E. Leech..............       9,828           11.8%        $7.9368      09-05-06      $ 49,054     $124,312

---------------

(a) One-third of the options granted became exercisable at each of one year, two years and three years, respectively, from the date of grant.

(b) On May 1, 1997, options to purchase 30,000 shares, 2,000 shares and 12,000 shares were granted to Messrs. Streeter, Pierce and Leech, respectively, with an exercise price of $13.75 per share. Those options are not reflected in the table.

(c) As adjusted to preserve aggregate intrinsic value of the options and the ratio of exercise price to market value per share on the date of the Distribution.

     The following table presents the total number of options to purchase Common Stock held by the named executive officers of the Company as of December 31, 1996:

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

                                                                     NUMBER OF
                                                                     SECURITIES
                                                                     UNDERLYING      VALUE OF UNEXERCISED
                                                                    UNEXERCISED          IN-THE-MONEY
                                                                  OPTIONS/SARS AT      OPTIONS/SARS AT
                                        SHARES                    FISCAL YEAR END      FISCAL YEAR END
                                       ACQUIRED        VALUE        EXERCISABLE/         EXERCISABLE/
                NAME                  ON EXERCISE   REALIZED(A)   UNEXERCISABLE(B)     UNEXERCISABLE(C)
                ----                  -----------   -----------   ----------------   --------------------
Bruce A. Streeter...................        --        $    --       24,569/39,310       $215,000/$253,000
Frank R. Pierce.....................     1,800(b)     $46,350       44,716/ 9,828       $437,200/$ 63,250
John E. Leech.......................        --        $    --       24,569/19,556       $215,000/$101,250

---------------

(a) Value based on difference in market value on date of exercise and exercise price.

(b) As adjusted to preserve aggregate intrinsic value of the options and the ratio of exercise price to market value per share on the date of the Distribution.

(c) Value based on the difference between the market value of the common stock of the Predecessor on December 31, 1996 and the exercise price. The actual value, if any, of the unexercised options will be dependent upon the market price of the Common Stock at the time of exercise.

                           PRINCIPAL STOCKHOLDERS AND
                   STOCK OWNERSHIP OF DIRECTORS AND OFFICERS


     Principal Stockholders and Officers. The following table sets forth certain information with respect to each person who as of June 30, 1997 was known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock.



                                            NO. OF SHARES                  PERCENT OF CLASS
         NAME AND ADDRESS OF           BENEFICIALLY OWNED AS OF    ---------------------------------
          BENEFICIAL OWNER                 JUNE 30, 1997(A)        BEFORE OFFERING    AFTER OFFERING
         -------------------           ------------------------    ---------------    --------------
Lehman Brothers Holdings Inc.........         2,030,226                 30.0%             26.1%
  3 World Financial Center
  New York, New York 10285
Estabrook Capital Management Inc.....           767,900(b)              11.3%              9.9%
  430 Park Avenue, Suite 1800
  New York, New York 10022
Mutual Beacon Fund...................           642,074(c)               9.5%              8.3%
  c/o Franklin Mutual Advisers, Inc.
  51 John F. Kennedy Parkway
  Short Hills, New Jersey 07078


---------------

(a) Unless otherwise indicated below, the persons or group listed have sole voting and investment power with respect to their shares of Common Stock.

(b) Estabrook Capital Management Inc. acts as an investment advisor and in such capacity has shared voting power and sole investment power over the shares.

(c) Mutual Beacon Fund ("Beacon") is a portfolio of Franklin Mutual Series Fund Inc., a registered investment company for which Franklin Mutual Advisers, Inc. ("FMAI") acts as investment advisor. Pursuant to contracts with Beacon, FMAI has sole investment and voting power over the shares owned by Beacon. FMAI disclaims any economic beneficial interest in these shares.


     Security Ownership of Directors and Officers. The following table sets forth, as of June 30, 1997, the number of shares and percentage of Common Stock beneficially owned by each of the Company's directors, each executive officer named in the summary compensation table included under "Executive Officers and Compensation," and all directors and officers as a group.



                                                                          PERCENT OF CLASS
                                           NO. OF SHARES          ---------------------------------
                NAME                  BENEFICIALLY OWNED(A)(B)    BEFORE OFFERING    AFTER OFFERING
                ----                  ------------------------    ---------------    --------------
David J. Butters....................          216,506(c)                3.20%             2.79%
Norman G. Cohen.....................           97,688(d)                1.44%             1.26%
Marshall A. Crowe...................           61,622                      *                 *
Louis S. Gimbel, 3rd................          175,240(e)                2.59%             2.26%
Robert B. Millard...................          236,506                   3.50%             3.05%
Frank R. Pierce.....................           56,991                      *                 *
Bruce A. Streeter...................           43,602                      *                 *
John E. Leech.......................           28,845                      *                 *
All directors and officers as a
  group (9 persons).................          917,000                  13.55%            11.81%


---------------

*  Less than one percent of the outstanding Common Stock.

(a) Unless otherwise indicated below, the persons listed have sole voting and investment power with respect to their shares of Common Stock.


(b) The amounts set forth in this column include the following shares of Common Stock considered to be beneficially owned through the holder's ability to exercise stock options to purchase such shares within 60 days: Messrs. Butters, Cohen and Millard -- 61,422 shares each; Mr. Crowe -- 61,422;

    Mr. Gimbel -- 24,569; Mr. Pierce -- 47,991 shares; Mr. Streeter -- 37,672 shares; Mr. Leech -- 27,845 shares; and all directors and officers as a group -- 383,765 shares.


(c) Includes 43,000 shares of Common Stock owned by trusts of which Mr. Butters is the co-trustee and 40,000 shares beneficially owned by Mr. Butters' wife.

(d) Includes 23,982 shares owned by a limited partnership in which Mr. Cohen is a 49.5% limited partner, Mr. Cohen's wife is a 49.5% limited partner, and the 1% general partner is a limited liability company controlled by Mr. Cohen and his wife. Mr. Cohen has shared voting and investment power with respect to all of such shares. Mr. Cohen disclaims beneficial interest of the 11,991 shares owned by his wife through her interest in the limited partnership.

(e) Includes 15,210 shares of Common Stock owned by trusts of which Mr. Gimbel is the co-trustee.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of (i) 15,000,000 shares of Common Stock, par value $.01 per share, and (ii) 2,000,000 shares of Preferred Stock, with no par value ("Preferred Stock"). As of June 30, 1997, there were 6,765,893 shares of Common Stock outstanding and 1,010,311 shares of Common Stock reserved for issuance pursuant to the Director Plan, the Employee Plan and the Director Policy. There are no shares of Preferred Stock issued or outstanding. The holders of shares of Common Stock will not be liable to further calls or assessments by the Company. The description below is a summary of and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation as currently in effect.


     Subject to the rights of the holders of any outstanding shares of Preferred Stock and those rights provided by law, (i) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of dividends and may be payable in cash, stock or otherwise, (ii) the holders of Common Stock have the exclusive right to vote for the election of directors and, except as provided below, on all other matters requiring stockholder action generally, with each share being entitled to one vote and (iii) upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company will be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of any outstanding shares of Preferred Stock.

     Holders of the Common Stock do not have any cumulative voting, redemptive or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of shares or securities of the Company. Holders of the Common Stock have no fixed dividend rights. Dividends may be declared by the Board of Directors at its discretion depending on various factors, although no dividends are anticipated for the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

     The Preferred Stock may be issued from time to time in one or more series, with each such series having such powers, preferences and rights and qualifications and limitations or restrictions as may be fixed by the Company's Board of Directors pursuant to the resolution or resolutions providing for the issuance of such series.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, subject to certain exceptions, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. The Company's Certificate of Incorporation provides that the Company's directors are not personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty to the full extent permitted by Delaware law.

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who (a) were directors prior to any person's becoming an interested stockholder during the previous three years or (b) were recommended for election or elected to succeed such directors by a majority of such directors. The Company has approved the acquisition by Lehman Brothers Holdings Inc. of the shares of Common Stock owned by it and Lehman is therefore not subject to the restrictions under Section 203.

     The Registrar and Transfer Agent for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc., Jefferies & Company, Inc. and The Robinson-Humphrey Company, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Lehman Brothers Inc. .......................................
Jefferies & Company, Inc. ..................................
The Robinson-Humphrey Company, Inc. ........................
                                                              --------
          Total.............................................  1,000,000
                                                              ========

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page hereof, and to certain dealers at such initial public offering price less a selling concession not in excess of
$          per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $          per share to certain other Underwriters
or to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives.

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Commission and that there has been no material adverse change or any development involving a prospective material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel. The Underwriters are obligated to take and pay for all of the above shares of Common Stock if any such shares are taken.

     The Company and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities under the Securities Act.

     The Company has granted to the Underwriters an option to purchase up to an additional 125,000 shares of Common Stock, exercisable solely to cover over-allotments, at the initial public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed to purchase a number of the additional shares of Common Stock proportionate to each Underwriter's initial commitment as indicated in the preceding table.

     The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company and Lehman Brothers Holdings Inc. have agreed that they will not, without the prior written consent of Lehman Brothers Inc., in the case of the Company, and the Representatives, in the case of Lehman Brothers Holdings Inc., during the 180 days following the date of this Prospectus, offer for sale, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, or, as to the Company, sell or grant options, rights or warrants with respect to any shares of Common Stock, other than pursuant to existing benefit plans of the Company or its subsidiaries. The directors of the Company have agreed they will not without the prior written consent of Lehman Brothers Inc., during the 120 days following the date of this Prospectus, offer for sale, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     At June 30, 1997, Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers Inc., in the aggregate owned 2,030,226 shares of Common Stock (approximately 30.0% of the outstanding Common Stock). As a result of such ownership of Common Stock, the National Association of Securities Dealers, Inc. ("NASD") may view the Offering as a participation by Lehman Brothers Inc. in the distribution in a public offering of securities issued by a company with which Lehman Brothers Inc. has a conflict of interest. As a result, the Offering is being made pursuant to the provisions of Rule 2720 of the NASD's Conduct Rules. Such provisions require, among other things, that the initial public offering price be no higher than that recommended by a "qualified independent underwriter," who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of "due diligence" with respect thereto. Jefferies & Company, Inc. is acting as a qualified independent underwriter in the Offering, and the initial public offering price of the shares will not be higher than the price recommended by Jefferies & Company, Inc.


     In connection with the Contribution, Distribution and Merger, Jefferies & Company, Inc. was engaged as financial advisor to the Predecessor and rendered an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Predecessor's common stock in connection with the Distribution and the Merger. Jefferies & Company, Inc. received from the Predecessor a fee of $150,000 for its opinion, an amount which the Company believes was reasonable and customary in transactions of that nature.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon by Griggs & Harrison, P.C., Houston, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The Company's Consolidated Financial Statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      GLOSSARY OF SELECTED INDUSTRY TERMS

     AHTS. See Anchor Handling, Towing and Supply Vessels.

     Anchor Handling, Towing and Supply Vessels. These vessels are typically 150' to 275' in length and are used to set anchors for drilling rigs and to tow mobile drilling rigs and equipment from one location to another. In addition, these vessels typically can be used as supply vessels when they are not performing anchor handling and towing services.

     Bareboat Charter. A charter contract whereby the vessel is chartered without crew, stores or maintenance support, "the bare hull," for a fixed time period. The contract results in the charterer being treated as the "disponent owner" for the full duration of the charter.

     Below Deck Capacity. The capacity of the tanks located below the deck of a vessel which are used to carry various liquid and powdered products utilized in production and drilling activities such as gas oil, potable water, drilling muds and powdered cement.

     BHP. See Brake Horsepower.

     Brake Horsepower. The horsepower made available by an engine for driving machinery other than itself. It is the highest continuous horsepower output an engine develops.

     Charter. A maritime contract for the hire of a vessel.

     Classification Society. A member of the IACS (International Association of Classification Societies) generally accepted for providing classification services on behalf of governments. The societies are generally recognized as establishing that ships classified are built and maintained within certain established standards. The company has ships built under ABS (American Bureau of Shipping), DNV (Det Norske Veritas) and LR (Lloyds Register of Shipping) classification.

     Construction Support Vessels. These vessels can be used in an actual construction effort, such as pipe laying barges, or can be specially designed vessels, such as pipe carriers, used to transport the large cargos of material and supplies required to support construction and installation of offshore platforms and pipelines.

     Crew. See Crewboats.

     Crewboats. Crewboats transport personnel and cargo to and from production platforms and rigs. Older crewboats, built in the early 1980s, are typically 100' to 120' in length and are generally designed for speed to transport personnel. Newer crewboat designs are generally larger, 130' to 165' in length, and have greater cargo carrying capacities. They are used primarily to transport cargo on a time sensitive basis.

     Day Rate. Total charter revenues divided by number of days worked.

     Drydocking. The process whereby a vessel is removed from the water to accomplish repairs and complete classification inspection requirements. With the exception of crewboats and vessels more than 20 years of age that are generally drydocked more frequently, drydocks are required twice during a five-year classification cycle. The time period of a drydocking differs based on the type and age of vessel and the extent of survey and repairs needed.

     Deadweight Tons. A measurement of the carrying capacity of a vessel, calculated as the difference between the amount of water displaced by the unloaded vessel and that displaced by the fully loaded vessel.

     DWT. See Deadweight Tons.

     Dynamic Positioning. An enhanced vessel maneuvering and control system that will hold a vessel on station despite sea and weather conditions.

     Floating Production, Storage and Offloading Vessels. Vessels (typically converted crude oil tankers) configured and equipped to permit hydrocarbon production to be processed, stored and offloaded, usually to ocean going tankers for export but in some instances to local structures. These vessels are most often used in areas where no pipelines or other infrastructure exists such as deep water regions and offshore lesser-developed countries.

     FPSO. See Floating Production, Storage and Offloading Vessels.

     Full Production Horizon Contract. See Life of Field Contracts.

     Large Platform Supply Vessels. These PSVs are well suited for large areas with a concentration of offshore production platforms because of their large, clear after deck and below deck capacities.

     Life of Field Contract. A charter, the term of which is tied to a production facility's lifespan.

     Long-term Charter. A charter with an initial term exceeding six months.

     LgPSVs. See Large Platform Supply Vessels.

     Moon Pool. A structural modification in the hull of a vessel which provides an opening allowing direct access to the sea. Moon pools are typically used to launch and deploy ROVs or divers, or otherwise to allow entry and exit from the water with some protection from wave action.

     Oil Spill Response Vessels. Oil spill response vessels are specially equipped to respond to oil spill emergencies.

     On Deck Capacity. The amount of deck area on to which cargo can be loaded on a vessel. The on deck capacity of a vessel is restricted by the weight and dimensions of the total amount of cargo carried.

     Petrobras. The Brazilian national oil company.

     Platform Supply Vessels. These vessels are used to serve drilling and production facilities and support offshore construction and maintenance work. They are utilized for their cargo handling capabilities, particularly their large capacity and versatility.

     PSVs. See Platform Supply Vessels.

     Rates Per Day. See Day Rate.

     Remotely Operated Vehicle. An unmanned submersible craft which is used for underwater construction, inspection and searches. It is controlled from the launching vessel by umbilical controls and is "flown" through the water by a trained technician who utilizes thrusters and cameras.

     ROV. See Remotely Operated Vehicle.

     Short-term Charter. A charter with an the initial term of six months or less.

     Specialty Vessels. These vessels generally have special features to meet the requirements of specific jobs. The special features include large deck spaces, high electrical generating capacities, slow controlled speed and varied propulsion thruster configurations, extra berthing facilities and long range capabilities. These vessels are primarily used for support of FPSOs, diving operations, ROVs, survey operations and seismic data gathering, as well as well stimulation oil recovery and oil pollution control.

     SpV. See Specialty Vessels.

     Stby. See Standby Rescue Vessels.

     Standby Rescue Vessels. These vessels perform safety patrol functions for an area and are equipped for all manned locations in the UK sector of the North Sea. They typically remain on station to provide a safety backup to offshore rigs and production facilities and carry special equipment to rescue personnel, are equipped to provide first aid and shelter and, in some cases, also function as supply vessels.

     Time Charter. The hire of a fully operational ship for a specified period of time; the shipowner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage.

     Utility Vessels. These vessels are typically 90' to 150' in length and are used to provide limited crew transportation, some transportation of oilfield support equipment and, in some locations, standby functions.

     Utilization. Total days for which charter hire is earned divided by calendar days in the period, adjusted for part-year availability caused by vessel additions or dispositions.

     UT 705. A supply vessel design developed by the Norwegian design and construction firm Ulstein and first constructed in 1974. The vessel was first designed to haul pipe in support of offshore pipeline construction. Post-1990 versions of this vessel have been enhanced to emphasize improved cargo handling systems and sophisticated positioning capabilities, both of which provide for high productivity and versatility in supply roles.

     UT 755. A supply vessel design developed by the Norwegian design and construction firm Ulstein. The vessel has a high cargo-to-size ratio, computer controlled pumping and delivery systems, flexibility to add additional accommodation or specialty equipment, circular product tanks for ease of cleaning, large product capacities and improved maneuvering capability to maximize effective working periods alongside installations.

                         INDEX TO FINANCIAL STATEMENTS


                                                               PAGE
                                                               NO.
                                                               ----
GulfMark Offshore, Inc. and Subsidiaries
  Report of Independent Public Accountants..................    F-2
  Consolidated Balance Sheets as of June 30, 1997
     (Unaudited), December 31, 1996 and
     1995...................................................    F-3
  Consolidated Statements of Income for the six months ended
     June 30, 1997 (Unaudited) and 1996 (Unaudited) and for
     the years ended December 31, 1996, 1995 and 1994.......    F-4
  Consolidated Statements of Stockholders' Equity for the
     six months ended June 30, 1997 (Unaudited) and for the
     years ended December 31, 1996, 1995 and 1994...........    F-5
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 1997 (Unaudited) and 1996 (Unaudited)
     and for the years ended December 31, 1996, 1995 and
     1994...................................................    F-6
  Notes to Consolidated Financial Statements................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GulfMark Offshore, Inc.:

     We have audited the accompanying consolidated balance sheets of GulfMark Offshore, Inc., a Delaware corporation (successor to GulfMark International, Inc., see Note 1 to the Consolidated Financial Statements) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GulfMark Offshore, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
May 30, 1997

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                               DECEMBER 31,
                                                              JUNE 30,      -------------------
                                                                1997          1996       1995
                                                             -----------    --------    -------
                                                             (UNAUDITED)
                                                                       (IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents................................   $  5,931      $ 17,234    $ 5,136
  Accounts receivable......................................     12,784         8,939      5,026
  Inventory, prepaids and other............................        645           675      1,186
                                                              --------      --------    -------
          Total current assets.............................     19,360        26,848     11,348
NET ASSETS OF DISCONTINUED OPERATIONS......................         --        14,837     19,275
VESSELS AND EQUIPMENT, at cost, net of accumulated
  depreciation of $21,440,000 (unaudited) in 1997,
  $19,504,000 in 1996, and $14,722,000 in 1995.............     97,556        87,405     61,343
OTHER ASSETS...............................................      3,440         2,217      2,213
                                                              --------      --------    -------
                                                              $120,356      $131,307    $94,179
                                                              ========      ========    =======

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term borrowings and current portion of long-term
     debt..................................................   $ 14,012      $  9,341    $ 3,976
  Accounts payable.........................................      2,337         1,931        931
  Other accrued liabilities................................      3,028         1,628        957
                                                              --------      --------    -------
          Total current liabilities........................     19,377        12,900      5,864
                                                              --------      --------    -------
LONG-TERM DEBT.............................................     47,970        50,811     33,600
DEFERRED TAXES AND OTHER...................................      5,896         5,079      3,372
MINORITY INTEREST..........................................        475           501        415
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value; 15,000,000 shares
     authorized; 6,765,893 (unaudited), 6,679,904 and
     6,672,704 shares issued and outstanding,
     respectively..........................................         68            67         67
  Additional paid-in capital...............................     27,015        26,793     26,770
  Retained earnings........................................     20,790        36,676     28,237
  Cumulative translation adjustment........................     (1,235)       (1,520)    (4,146)
                                                              --------      --------    -------
          Total stockholders' equity.......................     46,638        62,016     50,928
                                                              --------      --------    -------
                                                              $120,356      $131,307    $94,179
                                                              ========      ========    =======


  The accompanying notes are an integral part of these consolidated financial statements.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                   SIX MONTHS ENDED
                                                       JUNE 30,          YEAR ENDED DECEMBER 31,
                                                   -----------------   ---------------------------
                                                    1997      1996      1996      1995      1994
                                                   -------   -------   -------   -------   -------
                                                      (UNAUDITED)
REVENUES.........................................  $21,031   $14,493   $34,749   $27,233   $27,692
                                                   -------   -------   -------   -------   -------
COST AND EXPENSES:
  Direct operating expenses......................    8,886     7,282    16,178    15,386    15,171
  General and administrative expenses............    2,670     2,106     4,523     3,483     3,643
  Depreciation and amortization..................    3,284     2,264     5,013     5,472     5,065
                                                   -------   -------   -------   -------   -------
                                                    14,840    11,652    25,714    24,341    23,879
                                                   -------   -------   -------   -------   -------
  Operating Income...............................    6,191     2,841     9,035     2,892     3,813
OTHER INCOME (EXPENSE):
  Interest expense...............................   (2,616)   (1,744)   (3,936)   (2,801)   (2,408)
  Interest income................................      215       131       469       188       229
  Minority interest..............................       26        46       (86)      106      (124)
  Gain on sale of vessel.........................       --        --        --        --       842
  Other..........................................       18        29        --        74       112
                                                   -------   -------   -------   -------   -------
                                                    (2,357)   (1,538)   (3,553)   (2,433)   (1,349)
                                                   -------   -------   -------   -------   -------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES..........................................    3,834     1,303     5,482       459     2,464
INCOME TAX PROVISION.............................    1,120       371     1,839        91       981
                                                   -------   -------   -------   -------   -------
INCOME FROM CONTINUING OPERATIONS................    2,714       932     3,643       368     1,483
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net
  of taxes.......................................     (648)     (129)    4,796    (2,270)      591
LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, net
  of taxes.......................................   (1,426)       --        --        --        --
                                                   -------   -------   -------   -------   -------
NET INCOME (LOSS)................................  $   640   $   803   $ 8,439   $(1,902)  $ 2,074
                                                   =======   =======   =======   =======   =======
EARNINGS (LOSS) PER SHARE:
  Income from continuing operations..............  $  0.40   $  0.14   $  0.55   $  0.06   $  0.22
  Income (loss) from discontinued operations, net
     of taxes....................................    (0.10)    (0.02)     0.71     (0.35)     0.09
  Loss on disposal of segment, net of taxes......    (0.21)       --        --        --        --
                                                   -------   -------   -------   -------   -------
  Net Income (Loss)..............................  $  0.09   $  0.12   $  1.26   $ (0.29)  $  0.31
                                                   =======   =======   =======   =======   =======
WEIGHTED AVERAGE SHARES
  OUTSTANDING....................................    6,807     6,672     6,676     6,644     6,640
                                                   =======   =======   =======   =======   =======


  The accompanying notes are an integral part of these consolidated financial statements.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                COMMON
                                               STOCK AT   ADDITIONAL              CUMULATIVE        TOTAL
                                               $.01 PAR    PAID-IN     RETAINED   TRANSLATION   STOCKHOLDERS'
                                                VALUE      CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                               --------   ----------   --------   -----------   -------------
BALANCE, DECEMBER 31, 1993...................     $66      $26,583     $28,065      $(4,326)       $50,388
  Net Income.................................      --           --       2,074           --          2,074
  Issuance of stock..........................      --           10          --           --             10
  Translation adjustment.....................      --           --          --          553            553
                                                  ---      -------     -------      -------        -------
BALANCE, DECEMBER 31, 1994...................      66       26,593      30,139       (3,773)        53,025
  Net Loss...................................      --           --      (1,902)          --         (1,902)
  Issuance of stock..........................       1          177          --           --            178
  Translation adjustment.....................      --           --          --         (373)          (373)
                                                  ---      -------     -------      -------        -------
BALANCE, DECEMBER 31, 1995...................      67       26,770      28,237       (4,146)        50,928
  Net Income.................................      --           --       8,439           --          8,439
  Issuance of stock..........................      --           23          --           --             23
  Translation adjustment.....................      --           --          --        2,626          2,626
                                                  ---      -------     -------      -------        -------
BALANCE, DECEMBER 31, 1996...................      67       26,793      36,676       (1,520)        62,016
  Net Income (unaudited).....................      --           --         640           --            640
  Issuance of stock (unaudited)..............       1          222          --           --            223
  Disposition of discontinued operations
     (unaudited) (Note 4)....................      --           --     (16,526)       1,086        (15,440)
  Translation adjustment (unaudited).........      --           --          --         (801)          (801)
                                                  ---      -------     -------      -------        -------
BALANCE, JUNE 30, 1997 (unaudited)...........     $68      $27,015     $20,790      $(1,235)       $46,638
                                                  ===      =======     =======      =======        =======


  The accompanying notes are an integral part of these consolidated financial statements.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                          SIX MONTHS
                                                             ENDED
                                                           JUNE 30,            YEAR ENDED DECEMBER 31,
                                                      -------------------   -----------------------------
                                                        1997       1996       1996       1995      1994
                                                      --------   --------   --------   --------   -------
                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...................................  $    640   $    803   $  8,439   $ (1,902)  $ 2,074
  (Income) loss from discontinued operations, net...       648        129     (4,796)     2,270      (591)
  Loss on disposal of discontinued operations,
    net.............................................     1,426         --         --         --        --
                                                      --------   --------   --------   --------   -------
  Income from continuing operations.................     2,714        932      3,643        368     1,483
  Adjustments to reconcile income from continuing
    operations to net cash provided by continuing
    operations --
    Depreciation and amortization...................     3,281      2,264      5,013      5,472     5,065
    Deferred and other income tax provision.........       882        456      1,707        (18)      739
    Minority interest...............................       (26)       (47)        --       (106)      124
    Gain on sale of assets..........................        --         --         --         --      (842)
    Change in operating assets and liabilities --
       Accounts receivable..........................    (2,665)      (933)    (3,445)     1,020       786
       Inventory, prepaids and other................        51       (749)       530        (85)     (809)
       Accounts payable.............................       446       (115)     1,003         42      (904)
       Other accrued liabilities....................       101         33        595       (779)       70
       Other, net...................................        35         48       (507)       475      (264)
                                                      --------   --------   --------   --------   -------
       Cash provided by continuing operations.......     4,819      1,889      8,539      6,389     5,448
       Cash flows from discontinued operations......    (1,360)      (797)     9,234      1,788       106
                                                      --------   --------   --------   --------   -------
         Net cash provided by operating
           activities...............................     3,459      1,092     17,773      8,177     5,554
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of vessels and equipment................   (15,422)   (12,932)   (23,263)   (14,121)     (687)
  Expenditures for drydocking and main engine
    overhaul........................................    (2,238)      (997)    (1,230)    (1,141)   (1,592)
  Proceeds from sale of vessels and other
    equipment.......................................        --         --         --        169     2,021
                                                      --------   --------   --------   --------   -------
         Net cash used in investing activities......   (17,660)   (13,929)   (24,493)   (15,093)     (258)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from debt, net of financing costs........     7,086     12,411     22,227     25,098       893
  Repayments of debt................................    (3,966)    (1,344)    (4,356)   (15,709)   (8,873)
  Proceeds from issuance of stock...................       223         --         23        178        10
                                                      --------   --------   --------   --------   -------
         Net cash provided by (used in) financing
           activities...............................     3,343     11,067     17,894      9,567    (7,970)
  Effect of exchange rate changes on cash...........      (445)        26        924       (160)      124
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................   (11,303)    (1,744)    12,098      2,491    (2,550)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD....    17,234      5,136      5,136      2,645     5,195
                                                      --------   --------   --------   --------   -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..........  $  5,931   $  3,392   $ 17,234   $  5,136   $ 2,645
                                                      ========   ========   ========   ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.....................................  $  2,463   $  1,485   $  3,613   $  2,793   $ 2,075
                                                      ========   ========   ========   ========   =======
  Income taxes paid.................................  $     26   $     53   $    180   $    167   $   360
                                                      ========   ========   ========   ========   =======



  The accompanying notes are an integral part of these consolidated financial statements.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND ORGANIZATION:


     On April 30, 1997, the stockholders of GulfMark International, Inc., (the "Predecessor") approved a transaction (the "Contribution") to transfer the assets, liabilities and operations of its offshore marine services business (the "Marine Business") to GulfMark Offshore, Inc. ("GulfMark"), a new wholly owned subsidiary of the Predecessor. Immediately after the transfer of the Marine Business, the Predecessor completed a spin-off of GulfMark by distributing all of the common stock of GulfMark to the Predecessor's stockholders (the "Distribution"). Following the Distribution, on May 1, 1997, a subsidiary of Energy Ventures, Inc. (now known as EVI, Inc. ("EVI")) was merged (the "Merger") with and into the Predecessor, whose assets then consisted solely of the Predecessor's remaining active business, the erosion control business ("Ercon"), and the Predecessor's investment in approximately 2.2 million shares of EVI common stock. The Predecessor survived the Merger as a subsidiary of EVI.



     Although the separation of the Marine Business from the remainder of the operations of the Predecessor was structured as a "spin-off" of GulfMark for legal, tax and other reasons, GulfMark succeeded to certain important aspects of the Predecessor's business, organization and affairs, namely: (i) the Marine Business conducted by GulfMark, which consisted of over half of the assets, revenues and operating income of the businesses, operations and companies previously constituting the Predecessor; (ii) each member of the Board of Directors of the Predecessor became a Director of GulfMark; (iii) GulfMark's management is substantially the same as the management of the Predecessor; and
(iv) GulfMark retained as its headquarters the former headquarters of the Predecessor. Consequently, the Consolidated Financial Statements present the net assets, results of operations and cash flows of Ercon and the EVI investment as discontinued operations. Reference is made to Note 4, "Discontinued Operations and Disposition of Assets."



     In connection with the Distribution, two shares of GulfMark common stock ($0.01 par value) were issued for each share of the Predecessor common stock ($1.00 par value). Also in connection with the Merger, the Predecessor stockholders received shares of EVI common stock. The total value of the EVI stock received by the Predecessor's stockholders was approximately $148 million in the aggregate. Subsequent to the Distribution and Merger, the stockholders' equity of GulfMark Offshore, Inc. relates solely to the shares of GulfMark common stock issued in the Distribution and represents the historical retained earnings of the Marine Business. Numbers of shares and per share information have been adjusted to reflect the Distribution.



     For purposes of these financial statements, "GulfMark" or the "Company" refers to the Predecessor and its subsidiaries prior to the Contribution, the Distribution and the Merger and to GulfMark Offshore, Inc. and its subsidiaries subsequent to the Contribution, the Distribution and the Merger.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     All significant intercompany accounts and transactions between affiliated companies have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

  Statements of Cash Flows


     U.S. Government securities and commercial paper with original maturities of up to three months are included in cash and cash equivalents in the accompanying consolidated balance sheets and consolidated statements of cash flows.

  Vessels and Equipment

     Vessels and equipment is stated at cost, net of accumulated depreciation, which is provided by the straight-line method. Prior to January 1, 1996 vessels were depreciated over a useful life of 20 years. During the first quarter of 1996, management completed an evaluation of the useful life used for depreciating vessels in light of recent vessel performance, changes in the materials available to protect vessel hulls and industry practice. Based on the results, it was determined that a useful life of 25 years for its vessels was a better estimate than the 20 years used previously. Therefore, effective January 1, 1996, the estimated useful life was extended to 25 years. The impact of the change on net income for the year ended December 31, 1996, was an increase of approximately $1,202,000, or $0.18 per share. Equipment, furniture and fixtures are depreciated over two to five years. Maintenance and repairs that do not extend the useful life of the asset and are not attributable to drydockings of vessels are charged to operations as incurred. Major renovation costs and modifications are capitalized and amortized over the estimated remaining useful life. Included in the consolidated statements of income for 1996, 1995 and 1994 is $1,920,000, $1,457,000 and $1,433,000, respectively, of costs for maintenance and repairs.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which was effective for the Company on January 1, 1996. The statement sets forth guidelines regarding when to recognize an impairment of long-lived assets, including goodwill, and how to measure such impairment. Adoption of SFAS No. 121 had no effect on the financial statements of the Company.

  Other Assets

     Other assets consist primarily of deferred drydocking costs and deferred loan costs. Costs incurred in connection with drydocking are capitalized and amortized over approximately a two to three year period, which approximates the period between required drydockings. Deferred loan costs are amortized over the expected term of the loan.

  Earnings (Loss) Per Share


     Earnings (Loss) per share is based on the weighted average number of shares of Common Stock outstanding. Common stock equivalents have not been included in the computation of earnings per share prior to January 1, 1997, since the effect was not significant. For the six months ended June 30, 1997, common stock equivalents represented 102,000 weighted average common shares (using the treasury stock method), and have been included in the computation of earnings per share. Fully diluted earnings per share is not presented as such amounts do not materially differ from primary earnings per share.


     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." SFAS No. 128 revises the methodology to be used in computing earnings per share ("EPS") such that the computations required for primary and fully diluted EPS are to be replaced with "basic" and "diluted" EPS. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed in the same manner as fully diluted EPS, except that, among other changes, the average share price for the period is used in all cases when applying the treasury method to potentially dilutive outstanding options. The Company will adopt SFAS

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

No. 128 effective December 15, 1997, and will restate EPS for all periods presented. Management does not believe the adoption of SFAS No. 128 will have a material effect on the Company's computation or presentation of earnings per share.

  Revenue Recognition

     Revenues from charters for offshore marine services are recognized as earned based on contractual charter rates. Typically, charters are short term in duration.

  Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. SFAS No. 109 also requires that the likelihood and amount of future taxable income be included in the criteria used to determine the timing and amount of tax benefits recognized for net operating losses and tax credit carryforwards in the financial statements. The Marine Business has been included in consolidated federal income tax returns filed by the Predecessor. However, the tax expense reflected in the consolidated statements of income and the tax liabilities reflected in the consolidated balance sheets have been prepared on a separate return basis as though the Marine Business had filed stand-alone income tax returns, except for the utilization of net operating loss (NOL) carryforward benefits. These benefits have been allocated by the Predecessor to the Marine Business based on the Marine Business' pro rata share of the Predecessor's actual pre-tax financial statement earnings for each year. Had this allocation not been made, the pro forma income from continuing operations would have been $3,643,000 (unaudited), $264,000 (unaudited) and $1,109,000 (unaudited) for the years ended December 31, 1996, 1995 and 1994, respectively.

  Allocation of Shared Services

     Certain costs relating to the Company's general and administrative services (including management personnel who provide legal, tax, accounting, treasury, strategic planning and public policy services) have been directly charged to either continuing or discontinued operations based upon actual utilization or have been allocated based upon proportional operating expenses, number of employees, external revenues, average capital and/or average equity. The Company charges for services at fully distributed cost. The Marine Business' share of these direct and indirect allocations was $1,381,000, $764,000 and $1,154,000 for the years ended December 31, 1996, 1995 and 1994, respectively. For the year ended December 31, 1996, direct allocations to the Marine Business comprised approximately 90% of the total shared corporate services allocated by the Predecessor.

     Although management considers the above allocation methods to be reasonable, due to the relationship between the Marine Business and the Predecessor, the terms of some or all of the transactions and allocations discussed above may not necessarily be indicative of that which would have resulted had the Marine Business been a stand-alone entity. Had the Marine Business operated as a separate entity, management estimates that expense for the years ended December 31, 1996, 1995 and 1994 would have been $1,534,000, $1,007,000 and $1,209,000, respectively.

  Foreign Currency Translation

     Assets and liabilities of the Company's foreign affiliates, other than those located in highly inflationary countries, are translated at year-end exchange rates, while income and expenses are translated at average rates

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions. Translation gains and losses are reported as a component of stockholders' equity, except for those associated with highly inflationary countries that are reported directly in the consolidated statements of income. Transaction gains and losses are reported directly in the consolidated statements of income.

  Concentration of Credit Risk

     The Company extends credit to various companies in the energy industry that may be affected by changes in economic or other external conditions. The Company's policy is to manage its exposure to credit risk through credit approvals and limits. Historically, write-offs for doubtful accounts have been insignificant.

  Nature of Operations


     As of June 30, 1997, the Company operates 30 offshore support vessels, principally in the North Sea and Southeast Asia. The vessels provide transportation of materials, supplies and personnel to and from offshore platforms and drilling rigs. Some of these vessels also perform anchor handling and towing services.


3. VESSEL ACQUISITIONS:

     In December 1994, the Company contracted with a shipyard in Norway for the construction of two new UT 755 design vessels for deployment in the North Sea. The first vessel, the Highland Piper, was delivered on March 15, 1996. The second vessel, the Highland Drummer, was delivered on January 3, 1997. Included in capital expenditures for the year ended December 31, 1996, is a total of $11,508,000 related to the final construction payment on the Highland Piper and interim construction payments on the Highland Drummer. Final payment of $12,850,000 was made in 1997 upon delivery of the Highland Drummer. Funding of $7,254,000 was provided through additional borrowings under existing credit facilities. In connection with the delivery of these two vessels, the Company is entitled to receive a subsidy from the Norwegian government equal to 9.5% of the gross construction price. The Company has accounted for subsidies as a reduction of the purchase price of the vessels.


     The Company has entered into a contract with a shipyard to construct an enhanced UT 755 design supply vessel at a price of approximately $18 million denominated in Norwegian Kroner. The new vessel will be a modified version of the Company's recently delivered Highland Piper and Highland Drummer. This vessel, scheduled for delivery in the first quarter of 1998, will be available to participate in the growing demand for deepwater remotely operated vehicle ("ROV") support, standard supply duties and specialized services in the North Sea. The Company made an interim construction payment of $0.9 million in April 1997 and interim construction payments totaling $0.9 million for the year ended December 31, 1996. The Company is required to make additional interim payments totaling approximately $1.8 million in the remainder of 1997. Final payment is due upon delivery of the vessel. The Company anticipates financing the cost of the vessel through additional borrowings, the sale of additional shares of common stock and existing funds. In March 1997, the Company entered into a contract to hedge 92.8 million Norwegian Kroner (approximately $13.9 million) of the commitment against unfavorable fluctuations in the Sterling to Kroner exchange rates. Upon delivery, any gain or loss under the hedging contract (a loss of approximately $1.6 million as of June 30, 1997) will be included in the cost of the vessel, but will be offset by the corresponding change in the price of the vessel due to the exchange rate fluctuation.


     On August 2, 1996, the Company purchased six offshore supply vessels from Maritime (Pte), Limited, which operated in Southeast Asia. Funding for this acquisition was provided through a new $7.0 million bank facility and a drawdown available under existing facilities. The new facility requires 10 semiannual payments beginning in 1997.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

     On December 21, 1995, the Company acquired the Highland Warrior, a 1981-built pipe carrier/PSV which had been bareboat chartered by the Company since July 1993. Included in capital expenditures for 1995 is $13,301,000 related to interim construction payments on the Highland Piper and the purchase of the Highland Warrior.


     The Company's 51% owned company, SeaMark Ltd., has bareboat chartered certain vessels from the 49% owner, a U.S. owner/operator, at a combined rate of less than $2,000 per day.

4. DISCONTINUED OPERATIONS AND DISPOSITION OF ASSETS:


     As discussed in Note 1, on May 1, 1997, GulfMark International, Inc. completed a spin-off of the Marine Business by distributing all of the common stock of its wholly owned subsidiary, GulfMark Offshore, Inc. to its Shareholders. Immediately following the Distribution, GulfMark International, Inc., whose remaining assets, consisted solely of Ercon and an investment of approximately 2.2 million shares of EVI common stock (the "Merged Assets"), merged with a subsidiary of EVI. Accordingly, for all periods presented in the accompanying financial statements, the financial position, results of operations and cash flows of the Merged Assets are reflected as discontinued operations. Summarized financial information of the discontinued operations is presented in the following tables:


NET ASSETS OF DISCONTINUED OPERATIONS:


                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------    -------
                                                                (IN THOUSANDS)
Current Assets..............................................  $  1,494    $ 1,362
Investment in EVI...........................................    37,061     26,291
Other Non-Current Assets....................................       682        348
                                                              --------    -------
Total Assets................................................    39,237     28,001
Current Liabilities.........................................    (1,754)    (1,790)
Deferred Taxes & Other Non-Current Liabilities..............   (22,646)    (6,936)
                                                              --------    -------
Net Assets..................................................  $ 14,837    $19,275
                                                              ========    =======



INCOME (LOSS) FROM DISCONTINUED OPERATIONS:



                                          SIX MONTHS ENDED
                                              JUNE 30,         YEAR ENDED DECEMBER 31,
                                          -----------------   --------------------------
                                           1997      1996      1996      1995      1994
                                          -------   -------   -------   -------   ------
                                             (UNAUDITED)
                                                          (IN THOUSANDS)
OPERATING DATA:
Revenues................................   $1,066    $1,646   $ 6,994   $ 8,844   $6,756
Direct operating expenses...............      811     1,078     3,922     5,963    4,350
Selling, general and administrative
  expenses..............................      932       763     2,068     2,323    1,994
                                           ------    ------   -------   -------   ------
Operating income (loss).................     (677)     (195)    1,004       558      412
Equity in earnings of EVI...............       --        --        --       761    1,012
Gain on sale of 300,000 EVI shares......       --        --     6,264        --       --
Income tax (expense) benefit............       29        66    (2,472)   (3,589)    (127)
Extraordinary loss attributable to EVI
  (net of tax)..........................       --        --        --        --     (706)
                                           ------    ------   -------   -------   ------
Income (loss) from discontinued
  operations, net of taxes..............   $ (648)   $ (129)  $ 4,796   $(2,270)  $  591
                                           ======    ======   =======   =======   ======

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

     In addition to the loss from discontinued operations, the Company's operating results for the six months ended June 30, 1997 include a charge of $1.4 million, net of tax, for expenses incurred in connection with the Merger. Certain liabilities associated with the Merged Assets of approximately $0.6 million were retained by the Company.


5. SHORT-TERM BORROWINGS:

     On July 8, 1993, the Company entered into a one-year loan facility agreement with a bank under which the Company can borrow up to L3,300,000 ($5,651,000). During each of 1994, 1995 and 1996, this facility was renewed for one additional year. At December 31, 1996 and 1995, the Company had borrowings of L2,100,000 ($3,596,000) and L600,000 ($932,000), respectively, under this facility. Interest is charged at 2 1/4% above the lending bank's LIBOR rate. This facility is secured by second priority mortgages on various vessels, as well as second assignments of such vessels' earnings.

     During 1996 and 1995, the Company had average borrowings outstanding of $1,229,000 and $431,000, respectively, under the facility. The weighted average interest rate during these periods was 8.3% and 9.0%, respectively.

6. LONG-TERM DEBT:

     The Company's long-term debt at December 31, 1996 and 1995, consisted of the following (in thousands):

                                                               1996       1995
                                                              -------    -------
Revolving $24,486,000 credit facility (L11,250,000
($19,266,000) and $5,220,000 tranches); facility reduces by
10% semiannually beginning December 31, 1996, with final
payment due in 2000; interest at 1 5/8% over the lending
bank's LIBOR rate (7.8% as of December 31, 1996)............  $17,087    $15,415
Loan facility payable in British Pound Sterling; quarterly
principal payments of L395,000 ($676,000) with final payment of L6,475,000 ($11,088,000) due in 2002; interest at 1 3/8%
over the lending bank's LIBOR rates (7.8% as of December 31,
1996).......................................................   25,294     13,635
Loan facility payable in British Pound Sterling; semiannual
principal payments of L350,000 ($599,000) with final payment of L340,000 ($582,000) due in 2002; interest at 1 1/4% over
the lending bank's LIBOR rate (7.7% as of December 31,
1996).......................................................    7,175      7,594
Revolving $7,000,000 credit facility; facility reduces by
10% semiannually beginning January 31, 1997, with final
payment due in 2001; interest at 1 5/8% over the lending
bank's LIBOR rate (7.3% as of December 31, 1996)............    7,000         --
                                                              -------    -------
                                                               56,556     36,644
Less: Current maturities of long-term debt..................    5,745      3,044
                                                              -------    -------
                                                              $50,811    $33,600
                                                              =======    =======

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

     The following is a summary of scheduled debt maturities by year (in thousands):

1997.......................................................  $ 5,745
1998.......................................................    8,348
1999.......................................................   10,746
2000.......................................................   13,466
2001.......................................................    5,305
Thereafter.................................................   12,946
                                                             -------
          Total............................................  $56,556
                                                             =======

     Each of the above facilities is secured by mortgages on various vessels, as well as assignments of such vessels' earnings. The loan facility agreements restrict Gulf Offshore N.S. Ltd., Gulf Offshore Far East, Inc., Gulf Offshore Shipping Services, Inc. and Gulf Offshore Marine International, Inc., the subsidiaries that own the mortgaged vessels, from making dividends or other distributions to their parent without consent of the lenders. The amount of net assets restricted under these loan provisions was $42.3 million as of December 31, 1996, and includes cash and cash equivalents of $11.1 million.

7. COMMITMENTS AND CONTINGENCIES:

     At December 31, 1996, the Company had long-term operating leases covering office space and automobiles. Aggregate lease expense on operating leases for 1996, 1995 and 1994 was $380,000, $440,000 and $284,000, respectively. Future minimum rental commitments under these operating leases are as follows (in thousands):

1997........................................................  $336
1998........................................................   195
1999........................................................   164
2000........................................................    81
2001........................................................    58
Thereafter..................................................    --
                                                              ----
          Total.............................................  $834
                                                              ====

     The Company, along with a major railroad, was named in a lawsuit in which the plaintiffs are claiming damages resulting from flooding and erosion allegedly caused by the railroad and/or the Company. During the third quarter of 1996, the Company was discharged from all claims by the plaintiffs in exchange for consideration which was immaterial to the financial statements of the Company.

     The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Management believes, based on discussions with its legal counsel and in consideration of reserves recorded, that the outcome of these legal actions will not have a material adverse effect upon the consolidated financial position and results of operations of the Company.

     In connection with the transactions described in Note 1, the Company has agreed to indemnify EVI and certain of their affiliates against liabilities for claims and litigation relating to periods prior to May 1, 1997. The Company has established accruals which it believes to be adequate to cover such claims, and believes that claims, if any, will not have a material adverse effect on the consolidated financial position and results of operations of the Company.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

8. STOCKHOLDERS' EQUITY:

  Stock Options and Stock Option Plans

     As part of the Contribution and Distribution, the Company assumed the obligations of the Predecessor under its various Stock Option Plans. Additionally, as discussed in Note 1, in conjunction with the Distribution, two shares of GulfMark Offshore, Inc.'s Common Stock were issued for each share of the Predecessor's common stock. Accordingly, the total number of shares under option agreements has been modified and all references to shares in these financial statements have been adjusted. Furthermore, in connection with these transactions, optionees were entitled to an adjustment in the number of shares under their agreements in order to preserve the intrinsic value of the options prior to these transactions. After the adjustment, the ratio of the exercise to fair market value of the shares and the total intrinsic value was the same as before these transactions. Accordingly, no compensation expense was recognized.

     Under the terms of the Company's Amended and Restated 1993 Non-Employee Director Stock Option Plan (the "Director Plan"), options to purchase 10,000 shares of Common Stock were granted to each of the Company's five non-employee directors in 1993 and 1996. Additionally, options to purchase 10,000 shares of Common Stock are to be granted to each new non-employee director upon his or her election. The exercise price of options granted under the Director Plan is fixed at the market price at the date of grant. In May 1996, the number of shares reserved for issuance under this Plan was increased from 100,000 to 400,000. The options are for a term of ten years.

     Under the terms of the Company's 1987 Employee Stock Option Plan (the "Employee Plan"), options may be granted to employees to purchase Common Stock at specified prices. The Employee Plan also provides for stock appreciation rights ("SARS") that give the optionee the right, subject to certain conditions, to surrender an option and receive cash and/or shares of Common Stock having a value equal to the appreciation from date of grant of such option. As of December 31, 1996, 262,666 shares were reserved for granting of options under the Employee Plan.

                                     1996                 1995                 1994
                              ------------------   ------------------   ------------------
                                        WEIGHTED             WEIGHTED             WEIGHTED
                                        AVERAGE              AVERAGE              AVERAGE
                                        EXERCISE             EXERCISE             EXERCISE
                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                              -------   --------   -------   --------   -------   --------
Outstanding at beginning of
  year......................  140,000    $ 6.50    169,934    $6.40     173,334    $6.34
Granted.....................   84,000    $13.94         --    $  --          --    $  --
Exercised...................   (6,800)   $ 3.34    (29,934)   $5.94      (3,400)   $3.25
                              -------              -------              -------
Outstanding at end of
  year......................  217,200    $ 9.48    140,000    $6.50     169,934    $6.40
                              =======              =======              =======
Weighted average fair value
  of options granted during
  the year..................  $  3.06                  N/A                  N/A

Exercisable as of December 31, 1996..................................   140,000
Shares available for future grants as of December 31, 1996...........   562,666

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                                                                       WEIGHTED
                                                                       NUMBER          AVERAGE
RANGE OF EXERCISE PRICES                                             OUTSTANDING    EXERCISE PRICE
------------------------                                             -----------    --------------
  $3.25 to $5.25...................................................      35,800         $ 4.13
  $7.38 to $8.88...................................................      97,400         $ 7.59
  $13.19 to $19.50.................................................      84,000         $13.94
                                                                       -------
                                                                       217,200          $ 9.48
                                                                       =======

     Historically, the Company has used stock options as a long-term incentive for its employees, officers and directors under the above-mentioned stock option plans. The exercise price of options granted is equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, consistent with the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), no compensation expense has been recognized in the accompanying financial statements.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation. The pronouncement defines a fair-value based method of accounting for an employee stock option or similar equity instrument. SFAS No. 123 also allows an entity to continue to measure compensation cost for those instruments using the intrinsic value-based method of accounting prescribed by APB No. 25. The Company has elected to follow APB No. 25 and related interpretations in accounting for employee stock options because the valuation models prescribed for use by SFAS No. 123 to determine the fair value of options were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense has been recognized in the accompanying financial statements.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair-value method described above. No fair-value calculations are required for 1995 as there were no options issued during that period. The fair value for the 1996 options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: Risk-free interest rates of 5%; a weighted average volatility factor of the expected market price of the Company's stock of .14; no expected dividends; and weighted average expected option lives of 4 years.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Set forth below is a summary of the Company's net income and earnings per share as reported and pro forma as if the fair-value based method of accounting defined in SFAS No. 123 had been applied. The pro forma information is not meant to be representative of the effects on reported net income for future years, because as provided by SFAS No. 123, only the effects of awards granted in 1995 and 1996 are required to be considered in the pro forma calculations.

                                                                        1996
                                                              -------------------------
                                                              AS REPORTED    PRO FORMA
                                                              -----------    ----------
Income from continuing operations...........................  $3,643,000     $3,554,000
Net income..................................................  $8,439,000     $8,350,000
Earnings per share from continuing operations...............  $     0.55     $     0.53
Earnings per share..........................................  $     1.26     $     1.25

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

  Preferred Stock

     The Company is authorized by its Certificate of Incorporation to issue up to 2,000,000 shares of no par value preferred stock. No shares have been issued.

9. INCOME TAXES:

     Income from continuing operations before income taxes attributable to domestic and foreign operations was (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1996     1995     1994
                                                             ------    ----    ------
U.S. ......................................................  $ (498)   $371    $ (192)
Foreign....................................................   5,980      88     2,656
                                                             ------    ----    ------
                                                             $5,482    $459    $2,464
                                                             ======    ====    ======

     The components of GulfMark Offshore, Inc.'s tax provisions attributable to income from continuing operations are as follows (in thousands):

                                  1996                          1995                         1994
                       ---------------------------   --------------------------   --------------------------
                                 DEFERRED                      DEFERRED                     DEFERRED
                                   AND                           AND                          AND
                       CURRENT    OTHER     TOTAL    CURRENT    OTHER     TOTAL   CURRENT    OTHER     TOTAL
                       -------   --------   ------   -------   --------   -----   -------   --------   -----
U.S..................   $ --      $   --    $   --    $ --       $ --     $ --     $ --       $ --     $ --
Foreign..............    132       1,707     1,839     109        (18)      91      242        739      981
                        ----      ------    ------    ----       ----     ----     ----       ----     ----
                        $132      $1,707    $1,839    $109       $(18)    $ 91     $242       $739     $981
                        ====      ======    ======    ====       ====     ====     ====       ====     ====

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The components of the net deferred tax liability as of December 31, 1996 and 1995 were (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------    -------
Deferred tax assets --
  Net operating loss carryforwards..........................  $  8,668    $ 6,430
  Non-deductible accruals...................................     1,381      1,192
  Foreign tax credits.......................................       224        387
  Alternative minimum tax credits...........................       597        284
  Other tax credits.........................................       175        175
  Valuation allowance.......................................      (267)      (846)
                                                              --------    -------
                                                                10,778      7,622
                                                              --------    -------
Deferred tax liabilities --
  Depreciation..............................................   (12,866)    (8,400)
  Foreign income not currently recognizable.................    (1,017)      (709)
  Other.....................................................      (301)      (323)
                                                              --------    -------
                                                               (14,184)    (9,432)
                                                              --------    -------
Net deferred tax liability..................................  $ (3,406)   $(1,810)
                                                              ========    =======

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

     The difference between the provision at the statutory U.S. federal income tax rate and the tax provision attributable to income from continuing operations in the accompanying consolidated financial statements is analyzed below:

                                                              1996    1995     1994
                                                              ----    -----    -----
U.S. federal statutory income tax rate......................  34.0%    34.0%    34.0%
Effect of international operations..........................  (0.5)     8.4     21.0
Utilization of U.S. net operating loss carryforwards........    --    (22.6)   (15.2)
                                                              ----    -----    -----
                                                              33.5%    19.8%    39.8%
                                                              ====    =====    =====

     As of December 31, 1996, GulfMark Offshore, Inc. had the following carryforward losses and credits for income tax purposes that are, subject to certain limitations, available to offset future taxable income (in thousands):

                                                              AMOUNT     EXPIRATION
                                                              -------    ----------
U.S. tax purposes --
  Foreign tax credits.......................................  $   224    1997-2000
  Alternative minimum tax credits...........................  $   597    Indefinite
  Other tax credits.........................................  $   175    1997-2000
Foreign tax purposes --
  Net operating losses......................................  $26,267    Indefinite

10. OPERATING SEGMENT INFORMATION:

  Business Segments


     The operations of GulfMark Offshore, Inc. are contained in a single business segment -- offshore marine services. The business operated 30 offshore support vessels as of June 30, 1997, principally in the North Sea and Southeast Asia. The vessels provide transportation of materials, supplies and personnel to and from offshore platforms and drilling rigs. Some of the vessels also perform anchor handling and towing services.

                    GULFMARK OFFSHORE, INC. AND SUBSIDIARIES

  Geographic Regions

     Information by geographical area is based on the location where services were performed. Operating income represents revenues less operating expenses and is not reduced for interest expense and income taxes. General corporate expenses incurred in the United States have not been allocated to foreign operations for purposes of this disclosure.

                                              EUROPE
                                 UNITED     (PRIMARILY                 BRAZIL
                                 STATES       U.K.)       FAR EAST    AND OTHER     TOTAL
                                 -------    ----------    --------    ---------    --------
                                                       (IN THOUSANDS)
1996 --
  Revenues.....................  $    --     $25,552      $ 7,732      $1,465      $ 34,749
  Operating income (loss)......  $(2,513)    $ 9,813      $ 1,473      $  262      $  9,035
  Identifiable assets..........  $ 6,574     $85,036      $23,805      $1,055      $116,470
1995 --
  Revenues.....................  $    --     $20,176      $ 6,142      $  915      $ 27,233
  Operating income (loss)......  $(1,564)    $ 4,027      $   639      $ (210)     $  2,892
  Identifiable assets..........  $ 2,153     $60,318      $10,939      $1,494      $ 74,904
1994 --
  Revenues.....................  $    --     $18,685      $ 8,178      $  829      $ 27,692
  Operating income (loss)......  $(2,070)    $ 3,699      $ 2,431      $ (247)     $  3,813
  Identifiable assets..........  $ 1,424     $43,607      $19,278      $   --      $ 64,309

  Major Customers

     For the years ended December 31, 1996, 1995 and 1994, GulfMark Offshore, Inc. had major customers who comprised more than 10% of revenues. The loss of a major customer could have an adverse effect on the Company's financial condition and results of operations until new charters are obtained.

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1996    1995    1994
                                                              ----    ----    ----
Customer A..................................................  15.4%   15.2%   13.3%
Customer B..................................................  14.2%     --%     --%
Customer C..................................................    --%   12.9%   12.3%
Customer D..................................................    --%   12.9%   14.6%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


NO DEALER SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          ---------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Prospectus Summary....................    4
Recent Developments...................   13
Risk Factors..........................   14
The Company...........................   18
Use of Proceeds.......................   18
Price Range of Common Stock and
  Dividend Policy.....................   19
Capitalization........................   20
Selected Consolidated Financial
  Data................................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   31
Management............................   42
Principal Stockholders and Stock
  Ownership of Directors and
  Officers............................   47
Description of Capital Stock..........   48
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   52
Glossary..............................  A-1
Index to Financial Statements.........  F-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                1,000,000 SHARES

                                [GULFMARK LOGO]

                            GULFMARK OFFSHORE, INC.

                                  COMMON STOCK


                          ---------------------------

                                   PROSPECTUS

                                August   , 1997


                          ---------------------------


                                LEHMAN BROTHERS

                           JEFFERIES & COMPANY, INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, are as follows:

Securities Exchange Commission Registration Fee.............  $  9,248
Nasdaq National Market Additional Shares Listing Fee........    17,500
NASD Filing Fee.............................................     3,552
Printing and Engraving Expenses.............................   150,000
Legal Fees and Expenses.....................................   110,000
Accounting Fees and Expenses................................   150,000
Blue Sky Fees and Expenses..................................     5,000
Transfer Agent Fees and Expenses............................     5,000
Miscellaneous...............................................     5,000
                                                              --------
          Total.............................................  $455,300
                                                              ========

     The foregoing expenses incident to the registration of the shares of Common Stock, including any underwriting discounts and commissions attributable to the sale of the shares, shall be paid by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  General

     Article Eighth of the Company's Certificate of Incorporation, as amended ("Article Eighth") requires the Company to indemnify its directors, officers and certain other individuals to the full extent permitted by the Delaware General Corporation Law ("Delaware GCL") or other applicable laws and allows the Company to enter into agreements with any person to provide greater or different indemnification than that provided in Article Eighth or the Delaware GCL.

     Article Ninth of the Company's Certificate of Incorporation ("Article Ninth") limits the personal liability of the Company's directors to the Company or its shareholders to the full extent permitted by the Delaware GCL, which currently permits directors to be protected from monetary damages for breach of their fiduciary duty of care. This limitation has no effect on claims arising under the federal securities laws.

  Indemnification and Insurance

     Under the Delaware GCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation such as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and the Delaware GCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

     Article Eighth provides that each person who is or was or had agreed to become a director or officer of the Company, and each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Company as an employee or agent of the Company, or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Company to the full extent permitted by the Delaware GCL or any other applicable laws as presently or hereafter in effect. Under

Article Eighth, subject to the limitations on indemnification imposed by the Delaware GCL, a large award against an officer or director or other appropriate individual could be paid by the Company, which could materially reduce the assets of the Company.

     Article Eighth provides that, without limiting the generality or effect of the foregoing, the Company may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in Article Eighth. Finally, Article Eighth and Article Ninth each provide that any repeal or modification of such article shall not adversely affect any right or protection existing thereunder immediately prior to such repeal or modification.

     At present there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification would be required or permitted by the indemnification agreements. The Board of Directors is not aware of any threatened litigation or proceeding which may result in a claim for indemnification under any such indemnification agreement.

  Elimination of Liability in Certain Circumstances

     Under the Delaware GCL, Article Ninth protects the Company's directors against monetary damages for breaches of their duty of care, except as set forth below. The inclusion of Article Ninth in the Company's Certificate of Incorporation means that the Company and its shareholders forego the ability to bring a cause of action against a director for monetary damages for certain breaches of fiduciary duty, including actions in connection with proposals for the acquisition of control of the Company. Directors remain liable for breaches of their duty of loyalty to the Company and its shareholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Also, Article Ninth does not eliminate director liability under Section 174 of the Delaware GCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

     Although Article Ninth provides directors with protection from awards of monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article Ninth has no effect on the availability of equitable remedies such as an injunction or rescission based upon a director's breach of the duty of care. The provisions of Article Ninth which eliminate liability as described above apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and do not apply to officers of the Company who are not directors.

     The Underwriting Agreement to be filed as Exhibit 1.1 hereto contains reciprocal agreements of indemnity between the Company and the Underwriters as to certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and in certain circumstances provides for indemnification of the Company's directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The Company was incorporated on December 4, 1996 at which time it issued one share of its Common Stock to GulfMark International, Inc. for a purchase price of $1,000. The only other sales of unregistered securities were sold to directors of the Company and are outlined below.

     (a) Securities Sold.

        On May 8, 1997, the Company sold 24,568 shares of Common Stock.

        On May 9, 1997, the Company sold 61,421 shares of Common Stock.

     (b) Underwriters and Other Purchasers.


        No underwriters were involved, none of the securities were publicly offered and, excepting the initial share sold to GulfMark International, Inc., all shares described in item 15(a) were sold to the following individuals who serve as directors of the Company:


David J. Butters......................  12,284 Shares of Common Stock
Robert B. Millard.....................  12,284 Shares of Common Stock
Norman G. Cohen.......................  12,284 Shares of Common Stock
Louis A. Gimbel, 3rd..................  49,137 Shares of Common Stock

     (c) Consideration.

        With the exception of the initial share sold to GulfMark International, Inc., all of the unregistered securities were sold for cash as a result of the exercise of stock options held by certain directors of the Company. The amount of consideration received by the Company for the various sales varied due to the different strike prices under the various options. The aggregate amount of consideration received by the Company for all sales listed in Item 15(b) was $222,495.71.

     (d) Exemption From Registration Claimed.

        The securities are exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


           1.1           -- Form of Underwriting Agreement dated August   , 1997 by
                            and among GulfMark Offshore, Inc. and Lehman Brothers
                            Inc., Jefferies & Company, Inc. and The Robinson-Humphrey
                            Company, Inc.
           3.1           -- Certificate of Incorporation of the Company (incorporated by reference to Exhibit No. 3.1 to the Registration
                            Statement on Form S-4 No. 333-24141).
           3.2           -- Certificate of Amendment to Certificate of Incorporation
                            of the Company (incorporated by reference to Exhibit No.
                            3.2 to the Registration Statement on Form S-4 No.
                            333-24141).
           3.3           -- By-laws of the Company (incorporated by reference to
                            Exhibit No. 3.3 to the Registration Statement on Form S-4
                            No. 333-24141).
           4.1           -- See Exhibit Nos. 3.1 and 3.2 for provisions of the
                            Certificate of Incorporation and By-laws of the Company
                            defining the rights of the holders of Common Stock.
           4.2           -- Specimen Certificate for the Company's Common Stock,
                            $0.01 par value.
          *5.1           -- Opinion of Griggs & Harrison, P.C.
          10.1           -- GulfMark International, Inc. 1987 Stock Option Plan
                            (incorporated by reference to Exhibit No. 10.1 to the
                            Registration Statement on Form S-4 No. 333-24141).
          10.2           -- Amendment to the GulfMark International, Inc. 1987 Stock
                            Option Plan.
          10.3           -- GulfMark Offshore, Inc. Instrument of Assumption and
                            Adjustment (GulfMark International, Inc. 1987 Stock
                            Option Plan).
          10.4           -- Form of Incentive Stock Option Agreement (GulfMark
                            International, Inc. 1987 Stock Option Plan).
          10.5           -- Form of Amendment No. 1 to Incentive Stock Option
                            Agreement (GulfMark International, Inc. 1987 Stock Option
                            Plan, as amended).
          10.6           -- Form of Incentive Stock Option Agreement (GulfMark
                            Offshore, Inc. 1987 Stock Option Plan).

          10.7           -- GulfMark International, Inc. Amended and Restated 1993
                            Non-Employee Director Stock Option Plan.
          10.8           -- Amendment No. 1 to the GulfMark International, Inc.
                            Amended and Restated 1993 Non-Employee Director Stock
                            Option Plan.
          10.9           -- GulfMark Offshore, Inc. Instrument of Assumption and
                            Adjustment (GulfMark International, Inc. Amended and
                            Restated 1993 Non-Employee Director Stock Option Plan).
          10.10          -- Form of Stock Option Agreement (GulfMark International,
                            Inc. Amended and Restated 1993 Non-Employee Director
                            Stock Option Plan).
          10.11          -- Form of Amendment No. 1 to Stock Option Agreement
                            (GulfMark International, Inc. Amended and Restated 1993
                            Non-Employee Director Stock Option Plan).
          10.12          -- Form of Stock Option Agreement (GulfMark Offshore, Inc.
                            1993 Non-Employee Director Stock Option Plan).
          10.13          -- GulfMark Offshore, Inc. Instrument of Assumption and
                            Adjustment (GulfMark International, Inc. Director Stock
                            Option Agreements).
          10.14          -- Form of Stock Option Agreement (GulfMark International,
                            Inc. Director Stock Options).
          10.15          -- Form of Amendment No. 1 to Stock Option Agreement
                            (GulfMark International, Inc. Director Stock Options).
          10.16          -- Agreement dated October 20, 1995 Amending and Restating the $5,800,000 and L9,400,000 Loan Facility Agreement
                            dated July 8, 1993, made by and between The Chase
                            Manhattan Bank, N.A. and GulfMark North Sea Limited, Gulf
                            Offshore Marine International, Inc., Gulf Offshore N.S.
                            Limited and Gulf Offshore Far East, Inc.
          10.17          -- Loan Facility Agreement dated as of July 26, 1996, made between The Chase Manhattan Bank, Chase Manhattan
                            International Limited, as Agent, Gulf Offshore Shipping
                            Services, Inc., GulfMark International, Inc., GulfMark
                            North Sea Limited and Gulf Offshore Marine International,
                            Inc.
          10.18          -- Agreement Amending and Restating the L3,300,000 Loan
                            Facility dated July 8, 1993, made by The Chase Manhattan
                            Bank, N.A. and GulfMark North Sea Limited, Gulf Offshore
                            Marine International Inc., Gulf Offshore N.S. Limited and
                            Gulf Offshore Far East, Inc.
          10.19          -- Agreement amending Loan Facility dated July 8, 1993 as
                            amended by an amendment and restatement agreement dated
                            May 20, 1994 (L3,300,000 facility).
          10.20          -- Deed of Release and Substitution dated April 30, 1997 by and among GulfMark Offshore, Inc. and The Chase Manhattan
                            Bank, GulfMark North Sea Limited, Gulf Offshore Marine
                            International, Inc., Gulf Offshore N.S. Limited and Gulf
                            Offshore Far East, Inc. relating to that certain
                            L3,300,000 Facility Agreement dated October 20, 1995
                            Amending and Restating the Loan Facility Agreement dated
                            July 8, 1993.
          10.21          -- Deed of Release and Substitution dated April 30, 1997 by and among GulfMark Offshore, Inc. and Chase Manhattan
                            International Limited, as Agent, The Chase Manhattan
                            Bank, Gulf Offshore Shipping Services, Inc., GulfMark
                            International, Inc., GulfMark North Sea Limited and Gulf
                            Offshore Marine International, Inc. relating to a U.S.
                            $7,000,000 Credit Facility Agreement dated July 8, 1993.

          10.22          -- Deed of Release and Substitution dated April 30, 1997 by and among GulfMark Offshore, Inc. and Chase Manhattan
                            International Limited, as Agent, The Chase Manhattan
                            Bank, The Governor and Company of the Bank of Scotland,
                            GulfMark North Sea Limited, Gulf Offshore Marine
                            International, Inc., Gulf Offshore N.S. Limited, and Gulf
                            Offshore Far East, Inc. relating to a U.S. $5,800,000 and
                            L9,400,000 Syndicated Loan Facility dated July 8, 1993 as
                            most recently amended and restated by an Agreement dated
                            October 20, 1995.
          10.23          -- Loan Agreement dated as of June 11, 1997, made by and
                            between Christiania Bank og Kreditkasse ASA and Gulf
                            Offshore N.S. Limited.
          10.24          -- Tax Allocation and Indemnification Agreement dated April
                            30, 1997 made by and among GulfMark International, Inc.,
                            GulfMark Offshore, Inc. and Energy Ventures, Inc.
         *21.1           -- Subsidiaries of GulfMark Offshore, Inc.
          23.1           -- Consent of Griggs & Harrison, P.C. (included in Exhibit
                            5.1).
         *23.2           -- Consent of Arthur Andersen LLP
          24.1           -- Power of Attorney (included in signature pages of
                            Registration Statement on Form S-1, Registration No.
                            333-31139, filed July 11, 1997).
          27.1           -- Financial Data Schedule.


---------------

* Filed herewith.

     (b) Financial Statement Schedules

     The following financial statement schedules are included in Part II of the Registration Statement:

        None

     All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements or noted therein.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     If the Underwriters do not exercise their option to purchase additional shares of Common Stock to cover overallotments, if any, or if such option is partially exercised, the Company hereby undertakes to file a post-effective amendment to the Registration Statement deregistering all such shares as to which such option shall not have been exercised.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 21, 1997.


                                            GULFMARK OFFSHORE, INC.

                                            By:     /s/ FRANK R. PIERCE
                                              ----------------------------------
                                                       Frank R. Pierce
                                              Executive Vice President and Chief
                                                       Financial Officer
                                                (Principal Financial Officer)


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Form S-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                        TITLE                            DATE
                      ---------                                        -----                            ----

               /s/ BRUCE A. STREETER*                    President, Chief Operating Officer        July 21, 1997
-----------------------------------------------------      and Director (Principal
                  Bruce A. Streeter                        Executive Officer)

                 /s/ FRANK R. PIERCE                     Executive Vice President and Chief        July 21, 1997
-----------------------------------------------------      Financial Officer (Principal
                   Frank R. Pierce                         Financial Officer)

                /s/ KEVIN D. MITCHELL                    Controller (Principal Accounting          July 21, 1997
-----------------------------------------------------      Officer)
                  Kevin D. Mitchell

                /s/ DAVID J. BUTTERS*                    Director and Chairman of the Board        July 21, 1997
-----------------------------------------------------
                  David J. Butters

                /s/ NORMAN G. COHEN*                     Director                                  July 21, 1997
-----------------------------------------------------
                   Norman G. Cohen

               /s/ MARSHALL A. CROWE*                    Director                                  July 21, 1997
-----------------------------------------------------
                  Marshall A. Crowe

              /s/ LOUIS S. GIMBEL, 3RD*                  Director                                  July 21, 1997
-----------------------------------------------------
                Louis S. Gimbel, 3rd

               /s/ ROBERT B. MILLARD*                    Director                                  July 21, 1997
-----------------------------------------------------
                  Robert B. Millard

              *By: /s/ FRANK R. PIERCE
  ------------------------------------------------
                   Frank R. Pierce
            Pursuant to Power of Attorney

                                 EXHIBIT INDEX


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           1.1           -- Form of Underwriting Agreement dated August   , 1997 by
                            and among GulfMark Offshore, Inc. and Lehman Brothers
                            Inc., Jefferies & Company, Inc. and The Robinson-Humphrey
                            Company, Inc.
           3.1           -- Certificate of Incorporation of the Company (incorporated by reference to Exhibit No. 3.1 to the Registration
                            Statement on Form S-4 No. 333-24141).
           3.2           -- Certificate of Amendment to Certificate of Incorporation
                            of the Company (incorporated by reference to Exhibit No.
                            3.2 to the Registration Statement on Form S-4 No.
                            333-24141).
           3.3           -- By-laws of the Company (incorporated by reference to
                            Exhibit No. 3.3 to the Registration Statement on Form S-4
                            No. 333-24141).
           4.1           -- See Exhibit Nos. 3.1 and 3.2 for provisions of the
                            Certificate of Incorporation and By-laws of the Company
                            defining the rights of the holders of Common Stock.
           4.2           -- Specimen Certificate for the Company's Common Stock,
                            $0.01 par value.
          *5.1           -- Opinion of Griggs & Harrison, P.C.
          10.1           -- GulfMark International, Inc. 1987 Stock Option Plan
                            (incorporated by reference to Exhibit No. 10.1 to the
                            Registration Statement on Form S-4 No. 333-24141).
          10.2           -- Amendment to the GulfMark International, Inc. 1987 Stock
                            Option Plan.
          10.3           -- GulfMark Offshore, Inc. Instrument of Assumption and
                            Adjustment (GulfMark International, Inc. 1987 Stock
                            Option Plan).
          10.4           -- Form of Incentive Stock Option Agreement (GulfMark
                            International, Inc. 1987 Stock Option Plan).
          10.5           -- Form of Amendment No. 1 to Incentive Stock Option
                            Agreement (GulfMark International, Inc. 1987 Stock Option
                            Plan, as amended).
          10.6           -- Form of Incentive Stock Option Agreement (GulfMark
                            Offshore, Inc. 1987 Stock Option Plan).
          10.7           -- GulfMark International, Inc. Amended and Restated 1993
                            Non-Employee Director Stock Option Plan.
          10.8           -- Amendment No. 1 to the GulfMark International, Inc.
                            Amended and Restated 1993 Non-Employee Director Stock
                            Option Plan.
          10.9           -- GulfMark Offshore, Inc. Instrument of Assumption and
                            Adjustment (GulfMark International, Inc. Amended and
                            Restated 1993 Non-Employee Director Stock Option Plan).
          10.10          -- Form of Stock Option Agreement (GulfMark International,
                            Inc. Amended and Restated 1993 Non-Employee Director
                            Stock Option Plan).
          10.11          -- Form of Amendment No. 1 to Stock Option Agreement
                            (GulfMark International, Inc. Amended and Restated 1993
                            Non-Employee Director Stock Option Plan).
          10.12          -- Form of Stock Option Agreement (GulfMark Offshore, Inc.
                            1993 Non-Employee Director Stock Option Plan).
          10.13          -- GulfMark Offshore, Inc. Instrument of Assumption and
                            Adjustment (GulfMark International, Inc. Director Stock
                            Option Agreements).
          10.14          -- Form of Stock Option Agreement (GulfMark International,
                            Inc. Director Stock Options).
          10.15          -- Form of Amendment No. 1 to Stock Option Agreement
                            (GulfMark International, Inc. Director Stock Options).

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          10.16          -- Agreement dated October 20, 1995 Amending and Restating the $5,800,000 and L9,400,000 Loan Facility Agreement
                            dated July 8, 1993, made by and between The Chase
                            Manhattan Bank, N.A. and GulfMark North Sea Limited, Gulf
                            Offshore Marine International, Inc., Gulf Offshore N.S.
                            Limited and Gulf Offshore Far East, Inc.
          10.17          -- Loan Facility Agreement dated as of July 26, 1996, made between The Chase Manhattan Bank, Chase Manhattan
                            International Limited, as Agent, Gulf Offshore Shipping
                            Services, Inc., GulfMark International, Inc., GulfMark
                            North Sea Limited and Gulf Offshore Marine International,
                            Inc.
          10.18          -- Agreement Amending and Restating the L3,300,000 Loan
                            Facility dated July 8, 1993, made by The Chase Manhattan
                            Bank, N.A. and GulfMark North Sea Limited, Gulf Offshore
                            Marine International Inc., Gulf Offshore N.S. Limited and
                            Gulf Offshore Far East, Inc.
          10.19          -- Agreement amending Loan Facility dated July 8, 1993 as
                            amended by an amendment and restatement agreement dated
                            May 20, 1994 (L3,300,000 facility).
          10.20          -- Deed of Release and Substitution dated April 30, 1997 by and among GulfMark Offshore, Inc. and The Chase Manhattan
                            Bank, GulfMark North Sea Limited, Gulf Offshore Marine
                            International, Inc., Gulf Offshore N.S. Limited and Gulf
                            Offshore Far East, Inc. relating to that certain
                            L3,300,000 Facility Agreement dated October 20, 1995
                            Amending and Restating the Loan Facility Agreement dated
                            July 8, 1993.
          10.21          -- Deed of Release and Substitution dated April 30, 1997 by and among GulfMark Offshore, Inc. and Chase Manhattan
                            International Limited, as Agent, The Chase Manhattan
                            Bank, Gulf Offshore Shipping Services, Inc., GulfMark
                            International, Inc., GulfMark North Sea Limited and Gulf
                            Offshore Marine International, Inc. relating to a U.S.
                            $7,000,000 Credit Facility Agreement dated July 8, 1993.
          10.22          -- Deed of Release and Substitution dated April 30, 1997 by and among GulfMark Offshore, Inc. and Chase Manhattan
                            International Limited, as Agent, The Chase Manhattan
                            Bank, The Governor and Company of the Bank of Scotland,
                            GulfMark North Sea Limited, Gulf Offshore Marine
                            International, Inc., Gulf Offshore N.S. Limited, and Gulf
                            Offshore Far East, Inc. relating to a U.S. $5,800,000 and
                            L9,400,000 Syndicated Loan Facility dated July 8, 1993 as
                            most recently amended and restated by an Agreement dated
                            October 20, 1995.
          10.23          -- Loan Agreement dated as of June 11, 1997, made by and
                            between Christiania Bank og Kreditkasse ASA and Gulf
                            Offshore N.S. Limited.
          10.24          -- Tax Allocation and Indemnification Agreement dated April
                            30, 1997 made by and among GulfMark International, Inc.,
                            GulfMark Offshore, Inc. and Energy Ventures, Inc.
         *21.1           -- Subsidiaries of GulfMark Offshore, Inc.
          23.1           -- Consent of Griggs & Harrison, P.C. (included in Exhibit
                            5.1).
         *23.2           -- Consent of Arthur Andersen LLP.
          24.1           -- Power of Attorney (included in signature pages of
                            Registration Statement on Form S-1, Registration No.
                            333-31139, filed July 11, 1997).
          27.1           -- Financial Data Schedule.


---------------

*   Filed herewith.